UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2022

or

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____.

Commission File Number 001-38348

RANPAK HOLDINGS CORP.

(Exact name of registrant as specified in its charter)

Delaware	**98-1377160**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

7990 Auburn Road
Concord Township, Ohio 44077
(Address of principal executive offices) (Zip Code)

(440) 354-4445
Registrant's telephone number, including area code

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common Stock, par value $0.0001 per share	PACK	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐	Smaller reporting company	☐
Emerging growth company	☐		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of shares of Class A common stock, par value $0.0001 per share held by non-affiliates of the registrant was approximately $322,517,100, based on the closing sale price of $7.00 per share as reported on the New York Stock Exchange on June 30, 2022.

As of March 13, 2023, the registrant had 79,468,609 of its Class A common shares, $0.0001 par value per share, outstanding and 2,921,099 of its Class C common shares, $0.0001 par value per share, outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement for its 2023 Annual Meeting of Stockholders, to be held on May 25, 2023, are incorporated by reference into Part II and Part III of this Form 10-K.

Ranpak Holdings Corp.
Annual Report on Form 10-K
For the Fiscal Year Ended December 31, 2022

Table of Contents

Cautionary Notice Regarding Forward-Looking Statements

All statements other than statements of historical fact included in this Annual Report on Form 10-K ("Report"), including, without limitation, statements under "Management's Discussion and Analysis of Financial Condition and Results of Operations" regarding our financial position, business strategy and the plans and objectives of management for future operations, are forward-looking statements. When used in this Report, words such as "may," "should," "could," "would," "expect," "plan," "anticipate," "believe," "estimate," "continue," or the negative of such terms or other similar expressions, as they relate to us or our management, identify forward-looking statements.

The forward-looking statements contained in this Report and the Exhibits attached hereto are based on our current expectations and beliefs concerning future developments and their potential effects on us taking into account information currently available to us. There can be no assurance that future developments affecting us will be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks include, but are not limited to:

- our inability to secure a sufficient supply of paper to meet our production requirements;

- the impact of rising prices on production inputs, including labor, energy, and freight on our results of operations;

- the impact of the price of kraft paper on our results of operations;

- our reliance on third party suppliers;

- the COVID-19 pandemic and associated response;

- the impact of Russia's invasion of Ukraine;

- the high degree of competition in the markets in which we operate;

- consumer sensitivity to increases in the prices of our products;

- global inflation and other macroeconomic factors;

- changes in consumer preferences with respect to paper products generally;

- continued consolidation in the markets in which we operate;

- the loss of significant end-users of our products or a large group of such end-users;

- our failure to develop new products that meet our sales or margin expectations;

- our future operating results fluctuating, failing to match performance or to meet expectations;

- our ability to fulfill our public company obligations; and

- other risks and uncertainties indicated from time to time in filings made with the Securities and Exchange Commission (the "SEC").

PART I

Throughout this Report, when referring to "Ranpak," the "Company," "we," "our," or "us," we are referring to Ranpak Holdings Corp. and all of our subsidiaries, except where the context indicates otherwise.

Unless otherwise noted, references to a particular year are to our fiscal year, which corresponds to the calendar year ended or ending on December 31 of the same year. For example, a reference to "2022" is a reference to the year ended December 31, 2022.

Non-U.S. Generally Accepted Accounting Principles ("GAAP") Information

Our consolidated financial statements are prepared in accordance with U.S. GAAP. We have, however, also presented below Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA") and adjusted EBITDA ("AEBITDA"), which are non-GAAP financial measures. We have included EBITDA and AEBITDA because they are key measures used by our management and Board of Directors to understand and evaluate our operating performance and trends, to prepare and approve our annual budget and to develop short- and long-term operational plans. In particular, the exclusion of certain expenses in calculating EBITDA and AEBITDA can provide a useful measure for period-to-period comparisons of our primary business operations. Adjusting AEBITDA for comparability for constant currency also assists in this comparison as it allows a better insight into the performance of our businesses that operate in currencies other than our reporting currency. Before consolidation, our Europe/Asia financial data is derived in Euros. To calculate the adjustment that we apply to present AEBITDA on a constant currency basis, we multiply this Euro-

derived data by 1.15 to reflect an exchange rate of 1 Euro to 1.15 U.S. dollars ("USD"), which we believe is a reasonable exchange rate to use to give a stable depiction of the business without currency fluctuations between periods, to calculate Europe/Asia data in constant currency USD. An exchange rate of 1.15 approximates the average exchange rate of the Euro to USD over the past five years. We also present non-GAAP constant currency net revenue and derive it in the same manner. We believe that EBITDA and AEBITDA provide useful information to investors and others in understanding and evaluating the Company's operating results in the same manner as our management and Board of Directors.

However, EBITDA and AEBITDA have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results as reported under GAAP. In particular, EBITDA and AEBITDA should not be viewed as substitutes for, or superior to, net income (loss) prepared in accordance with GAAP as a measure of profitability or liquidity. Some of these limitations are:

- although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and EBITDA and AEBITDA do not reflect all cash capital expenditure requirements for such replacements or for new capital expenditure requirements;

- EBITDA and AEBITDA do not reflect changes in, or cash requirements for, our working capital needs;

- AEBITDA does not consider the potentially dilutive impact of equity-based compensation;

- EBITDA and AEBITDA do not reflect the impact of the recording or release of valuation allowances or tax payments that may represent a reduction in cash available to us;

- AEBITDA does not take into account any restructuring and integration costs;

- AEBITDA is presented on a constant currency basis and gives effect to the impact of currency fluctuations;

- while EBITDA for all periods herein has been reported without giving effect to constant currency adjustments, we have previously presented EBTIDA on a constant currency basis, which reduces its usefulness as a comparative measure to certain of our historical results that are not presented in this report; and

- other companies, including companies in our industry, may calculate EBITDA and AEBITDA differently, which reduces their usefulness as comparative measures.

EBITDA — EBITDA is a non-GAAP financial measure that we calculate as net income (loss), adjusted to exclude: benefit from (provision for) income taxes; interest expense; and depreciation and amortization.

AEBITDA — AEBITDA is a non-GAAP financial measure that we present on a constant currency basis and calculate as net income (loss), adjusted to exclude: benefit from (provision for) income taxes; interest expense; depreciation and amortization; stock-based compensation expense; and, in certain periods, certain other income and expense items; as further adjusted to reflect the performance of the business on a constant currency basis.

In addition, we include certain other unaudited, non-GAAP constant currency data for 2022 and 2021. This data is based on our historical financial statements included elsewhere in this Report, adjusted (where applicable) to reflect a constant currency presentation between periods for the convenience of readers. We reconcile this data to our GAAP data for the same period under "*Presentation and Reconciliation of GAAP to Non-GAAP Measures*" for 2022 and 2021.

ITEM 1. BUSINESS

Our Business

Ranpak is a leading provider of environmentally sustainable, systems-based, product protection and end-of-line automation solutions for e-commerce and industrial supply chains. Since our inception in 1972, we have delivered high quality protective packaging solutions, while maintaining our commitment to environmental sustainability. We differentiate ourselves by our:

- *Distinct Business Model*. Our paper-based Protective Packaging Solutions ("PPS") business utilizes a razor/razor-blade model where our proprietary PPS systems are provided to our distributors and certain select end-users for a nominal user fee, charged on a per-unit basis, and are coupled with the sale of high-margin value-added paper consumables that work exclusively with our PPS systems. Use of other suppliers' paper on our PPS systems increases the likelihood of negative operating consequences, such as jamming, ineffective yield, and/or other performance deficiencies. We retain ownership of most of our PPS systems. This business model is designed to generate attractive margins that are recurring in nature through the sale of our paper consumables. Our business is global, with a strong presence in the U.S. and Europe along with an expanding footprint in Asia, serving end-users in approximately 57 countries across 6 continents. End-users rely on our paper consumables for use exclusively with our installed base of systems.

- *Environmentally Sustainable Product Portfolio.* Our paper packaging materials are fiber-based, biodegradable, renewable, and curb-side recyclable to customers. Our paper packaging materials contain little or no plastic or other resin-based inputs. Additionally, a majority of our paper packaging materials are manufactured from entirely or partially recycled content. In 2022, approximately 54.5% of our raw paper supply was Forest Stewardship Council ("FSC") certified. Through our proprietary PPS systems and value-added kraft paper consumables, we offer a reliable, fast, and effective suite of protective packaging solutions. We believe that preference for environmentally sustainable packaging solutions will be a key driver of growth moving forward, particularly to the extent plastics and other resin-based solutions come under increasing public scrutiny.

- *Attractive Financial Profile.* We historically have benefited from consistently strong growth in net revenue and our installed base, net revenue that is recurring in nature, attractive profit margins, and substantial free cash flow conversion. Our capital expenditures per PPS system and each system's long protective useful life result in attractive payback periods and returns on invested capital. Our sales are geographically diverse, with 43.3% of our 2022 net revenue generated from end-users in North America, 46.5% generated from end-users in Europe, and 10.2% generated from end-users in Asia and other locations.

- *Diversified End-User Base.* Through our extensive distributor network and select direct sales, we have over 139,100 installed systems serving over 36,000 end-users across diversified and growing end-user markets, as of December 31, 2022. We have a full suite of paper-based PPS systems to meet the needs of a variety of end-users, from small businesses to global corporations. These end-users include leading e-Commerce companies, as well as suppliers and sellers of automotive after-market parts, information technology ("IT")/electronics, machinery, home goods, industrial, warehousing/transport services, healthcare, and other products.

- *Well Established, Long-Term Distributor Relationships.* We have arrangements with approximately 300 distributors globally, which enable us to reach thousands of small and medium-sized end-users while maintaining an asset-light capital base and a lean sales force. We have long-term, established relationships with our distributors and the continuity of these relationships evidences the strength of our business model, as well as the value proposition we provide for our distributors and end-users. Furthermore, the depth and longevity of these relationships have created a distributor network that is highly knowledgeable and well versed in conveying the benefits of our systems to new and existing end-users. Moreover, substantially all of our net revenue from distributors is generated by those who have agreed to sell our products exclusively and not to sell or promote our competitors' paper-based solutions.

- *Reputation as a Reliable Leader in Comprehensive Fiber-Based Solutions.* We believe our PPS systems are known for their reliability, speed, and total cost effectiveness. We work hand-in-hand with our distributors or, on a selective basis, directly with some end-users to ensure that end-users obtain a solution that meets their specific needs, whether that be a single unit for a low volume end-user or a highly-customized base of hundreds of units across multiple facilities for a high-volume end-user. Furthermore, through our distributors, we strive to ensure that our end-users are consistently supplied with our paper consumables on-time and that their PPS systems are running with minimal downtime. Most importantly, we, either directly or with our distributors, work with end-users to examine their end-of-line operations to maximize throughput, minimize cost and reduce breakage.

- *Unique Approach to Automation.* Our Automated Paper Solutions ("APS") and Automated Solutions ("AS") (collectively, "Automation") product lines provide end-of-line automation systems that solve two distinct challenges facing end-users of our products:

  - *Automated Dunnage Insertion.* Our APS systems pair three-dimensional computer vision with Ranpak converters to automatically determine the optimal amount of void-fill or wrapping necessary to protect the product or products being shipped and then dispense that optimal amount into a box prior to its being sealed by our automated solution. These systems reduce the total cost of ownership for our end-users by reducing labor and dunnage costs.

  - *Automated Box-Sizing.* Our AS systems include several automated box-sizing solutions and corrugated case erectors to tailor the size of the corrugated box to the size of the product or products being shipped. These systems allow our end-users to both reduce their void-fill needs and optimize their logistics with smaller boxes while reducing labor costs.

  These solutions offer end-users numerous benefits including the reduction of shipping costs, waste, and labor, resulting in improved efficiency.

- *Multiple Drivers of Growth.* We believe that our business benefits from multiple factors that will drive our future growth:

  - *Growth of E-commerce.* E-commerce is a significant growth driver in our business. Approximately 31.0% of our net revenue is derived from sales to e-commerce end-users, and the overall e-commerce market demonstrated compound annual growth in the high teens from 2015 to 2019. E-commerce activity increased further beginning in 2020 due to the growth experienced during the ongoing COVID-19 pandemic. While such growth slowed in 2022, we continue to believe that global investment in e-commerce provides a significant tailwind for us.

3

- *Focus on Sustainability*. Additionally, we believe both our end-users and consumers, generally, are demonstrating an increasing preference for environmentally sustainable solutions. We believe that these increasing preferences in favor of environmental sustainability will also be a significant driver of our continued growth. We believe our investments into paper innovations help close the price gap for sustainable solutions and provide an important tailwind for continued growth.

- *Demand for Automation*. Our Automation product lines provide significant improvements to end-of-line packaging speed and lower labor costs for many high-volume businesses. As businesses become more sophisticated, we believe many will look for ways to improve production efficiencies driving further demand for automated solutions.

- *Expansion into Cold Chain*. We believe businesses and consumers are increasingly demonstrating preferences for environmentally sustainable cold chain solutions to keep food and beverages cold during transit. We have expanded our offering to include fiber-based liners and sustainable plant-based cool packs to keep perishable goods cool while they are being delivered to consumers.

- *Expansion into Retail Channel and Consumables*. We believe the retail channel provides a substantial opportunity for consumable versions of our existing Wrapping product line. We also believe significant opportunity exists to sell environmentally friendly packaging alternatives directly to consumers.

- *Continued Product Development and Innovation*. We believe our ability to consistently innovate and add products to our portfolio through internal development and mergers and acquisitions ("M&A") will provide us with additional growth opportunities.

- *Geographic Expansion*. Historically, geographic expansion has fueled our growth, and we believe further geographic expansion will continue to drive our future growth.

- *Keen Focus on Innovation and Strategic Investments*. We believe we are a leading innovator in packaging material, packaging systems and manufacturing technologies. Our solutions deliver automation, productivity and sustainability enhancements to our end-users' operations. Through our robust research and development ("R&D") pipeline, we plan to continue to improve our value proposition by rolling-out next generation products to improve performance and efficiency as well as expanding product lines adapted to continuously evolving consumer and business preferences. We work to respond to customer needs and develop innovative products and solutions that improve supply chain performance, reduce costs and environmental impact, and deliver value. Our recent innovations include:

  - 2022

    - Globally launched Flap'it!™, a new solution in our AS product suite

    - Globally launched the next generation of the Cut'it!™ EVO solution in our AS product suite

  - 2021

    - Launched new PPS Cushioning product, PadPak® Auto-Coiler, in North America

    - Launched new APS product, AutoFill™, in North America

    - Formed R Squared Robotics to develop cutting-edge end-of-line packaging systems utilizing the power of artificial intelligence and three-dimensional computer vision combined with robotics

  In addition to expanding our offerings through internal development, we seek to provide value added solutions to our customers through acquisitions as well as strategic investments and partnerships. In 2021, we made two strategic investments to supplement our portfolio:

    - *Pickle Robot Co. ("Pickle")*: Pickle has developed a low cost, collaborative package-handling robot that automates several key tasks along the e-commerce supply chain including sorting, as well as loading and unloading of packaged goods within logistical lines. Our investment in Pickle is highly strategic and complements and expands our Automation products.

    - *creapaper GmbH ("Creapaper")*: Creapaper is the inventor of grasspaper and uses a patented process to produce graspap, a raw material required for producing grasspaper. Creapaper has been expanding its reach across Europe through its development and placement of carbon dioxide-saving grasspaper products such as hygienic papers, food & carrying bags, and single-use plastic replacements with retail clients in Germany, Switzerland, Austria, the Netherlands and Italy.

- *Intellectual Property*. We have a long history of continuous systems innovation and product development supported by our comprehensive patent portfolio. We have maintained an extensive patenting program since our inception for our PPS systems

and accessories, processes and paper packaging materials. We maintain substantial trade secret knowledge regarding the utilization of our paper consumables in each model of our PPS systems product lines, which, together with the distributor contractual arrangements described above, prevent third-party paper from being used on our PPS systems. We hold over 774 U.S. and foreign patents and patent applications directed to various innovations related to our business, as well as more than 264 U.S. and foreign trademark registrations and trademark applications that protect our branding.

- *Focus on Talent and Leadership*: We have assembled a strong international team of talented, motivated, inclusive, and diverse employees to maintain our leadership in the industry, drive our growth and to achieve our strategic objectives. We have implemented a focused talent acquisition and development strategy to ensure our teams continue to have the right skills to execute our strategy on a global basis.

Our PPS Products

Our PPS products are designed to be flexible and responsive to the needs of our end-users. The flexibility and breadth of our full range of systems allows us to provide our end-users with the optimal protective solution to meet their specific needs and help ensure that their products reach their shipping destination in a cost-effective manner with minimal breakage. We derive substantially all of our net revenue (over 90% in 2022 and 2021) through the sale of high-margin paper consumables that work exclusively with our PPS systems. These PPS systems, which include the accompanying paper consumables, fall into three broad categories:

- *Void-Fill*. Our Void-Fill protective systems quickly and efficiently convert paper to fill empty spaces in secondary packages and protect objects, reducing object movement during shipping and potential damage sustained in transit. We sell our Void-Fill products under the brand name FillPak® and offer a variety of FillPak® units. We have an installed base of approximately 82,000 FillPak® units as of December 31, 2022. Our Void-Fill products generated $130.6 million in revenue in 2022, accounting for 40.0% of our net revenue.

- *Cushioning*. Our Cushioning protective systems convert paper into cushioning pads by crimping paper to trap air between the layers so that objects are protected from external shocks and vibrations during shipping as well as to prevent movement of objects as they travel through the global supply chain. We sell our Cushioning products under the brand name PadPak® and offer a variety of PadPak® units. We have an installed base of approximately 35,000 PadPak® units as of December 31, 2022. Our Cushioning products generated $140.3 million in revenue in 2022 and accounted for 43.0% of our net revenue.

- *Wrapping*. Our Wrapping protective systems create pads or paper mesh to securely wrap and protect fragile items from shock and surface damage sustained during the shipping and handling process. In addition to securely wrapping and protecting fragile items, our Wrapping systems are used to line boxes and provide separation when shipping multiple objects. We sell our Wrapping products under the brand names WrapPak®, Geami®, and ReadyRoll®. We offer a variety of WrapPak® and Geami® converter units. We offer both motorized Geami® dispensing systems and manual systems, where the operator simply pulls the paired sheets against tension to expand the die-cut kraft paper. We also offer the Geami® combination of die-cut and tissue in a disposable cardboard dispenser as well as in a Geami®-based offering to be sold directly to consumers without a dispenser in retail stores under the brand name ReadyRoll®. We do not set minimum annual paper consumption targets for the disposable units, as the full production cost and margin associated with the dispenser is covered with each sale.

  Included within our Wrapping systems are our Cold Chain products, which are used to provide insulation for goods that require temperatures to be controlled during transport. Additionally, we further expanded our Cold Chain products with the December 2021 acquisition of Recycold Cool Solutions B.V. ("Recycold"), the manufacturer of Recycold Cool Packs, which are sustainable cool packs made from a biodegradable, plant-based gel.

  We have an installed base of approximately 22,000 WrapPak® units, which were predominantly Geami® converter units, as of December 31, 2022. Our Wrapping products generated $40.5 million in revenue in 2022, which accounted for 12.4% of our net revenue. Geami® revenue includes sale of tissue rolls in addition to kraft paper.

We retain ownership of most of our PPS systems (other than, e.g., certain disposable Wrapping systems and FillPak® Manual). This model allows distributors and end-users access to our proprietary systems at little or no capital expense and enables us or our distributors to reclaim un- or under-utilized units for refurbishment and redeployment, which benefits us, our distributors, and our end-users through increased efficiency and cost savings. As of December 31, 2022, we had an installed base of approximately 139,100 PPS systems.

Our consumables ship in bulk, which is efficient for customers in shipping and require less storage space than many competing products. We convert the vast majority of raw paper to create rolls and bundles of paper that integrate with our PPS systems and into direct or consumable products. Our PPS systems predominantly use kraft paper of varying weights, sizes, and configurations. Unlike many competitive products (e.g., foam, air pillows, bubble wrap, loose fill, etc.), our paper packaging materials are fiber-based, renewable, and environmentally sustainable. With the exception of the pouches used for our Recycold cool packs, none of our paper

consumables include plastic or other resin-based components. Instead, they are paper-based and biodegradable, renewable, and curb-side recyclable. Additionally, a majority of our paper consumables sold to end-users are created from entirely or partially recycled content. In 2022, 54.8% of the pulp used to manufacture our paper consumables was recycled fiber, with 8.3% recycled from post-industrial waste and 46.5% recycled from post-consumer waste.   In 2022, approximately 54.5% of our raw paper supply was FSC certified.

Our Automation Products

Our AS solutions are comprised of configurable automated systems that fulfill the needs of end-of-line packaging automation for product distribution and shipping. We utilize one-dimensional box reduction that optimizes the size of corrugated boxes to fit the contents being shipped. In addition to optimizing box-size, our AS solutions can be configured to automatically erect and form corrugated boxes, and apply glued lids to seal the box. Our solutions allow end-users to minimize dunnage use, utilize sustainable dunnage, and improve the speed and efficiency of end-of-line packaging operations as well as help reduce product returns from damage during shipment.

Our APS solutions utilize proven Ranpak paper converter technology and help end users automate the void filling and box closure processes after product packing is complete. Using machine vision, these technologies dispense the proper amount of void fill to protect products while minimizing labor requirements to pack and, depending on end-user need, can be configured to close the box, insert sustainable paper cushioning liners within boxes, and/or apply shipping labels. Our solutions provide for the capability to insert void and close multiple dimensions of box sizes to suit the end user needs. Our APS solutions can be fully automated or semi-automated, depending on end-user business process requirements. These systems allow end-users to minimize labor, optimize their use of dunnage, improve protection for items being shipped, and make end-of-line packaging operations more efficient.

Unlike our PPS systems and APS solutions, we do not retain ownership of our AS solutions. Rather, we design and sell our AS solutions outright to our customers and derive revenue by designing, manufacturing, installing, and servicing AS solutions at end-user facilities. Depending on the needs of a customer, our APS solutions may consist of components that are sold outright to the customer or may include a mix of components sold outright and components of which we retain ownership. However, in all cases, our current business model for our Automation product line involves the direct or indirect sale of highly customized systems, designed on the basis of our consultancy and product engineering expertise. As the market for our Automation products is rapidly evolving, we have extended our Automation services to offer extended service warranties beyond the initial warranty period, packaging line solutions, and the sale of spare parts. Our Automation products accounted for 4.6% of our net revenue in 2022.

Our Distribution Model

We sell the vast majority of our paper packaging materials to an established network of approximately 300 distributors worldwide who, in turn, store, market and sell our products, including bundles and rolls, to end-users. Moreover, substantially all of our net revenue from distributors is generated by those who have agreed to exclusivity with our products and not to sell or promote competitors' paper-based solutions. Our sales and marketing teams, as well as our highly skilled engineers, work closely with distributors and ultimate end-users, on-site or remotely, to optimize the custom configuration and installation of our PPS systems and Automation products at the end-user's facility. For each product, we set targets for minimum annual paper consumption in order to justify the capital deployed to that account. Accordingly, our sales team, in conjunction with our distributors, help end-users select which products meet their specific needs based on their own volume requirements and business objectives. Sales through our global distributor network accounted for 90.5% of our net revenue in 2022.

In addition, we sell our PPS systems and Automation products directly to certain select end-users. In some cases, these end-users operate some of the largest, most complex and sophisticated warehouse operations into which our PPS and Automation systems are integrated. Our engineering and other teams also assist our direct-sale end-users in ensuring the optimal customized installation of our products at their facilities. Direct sales to end-users accounted for 9.5% of our net revenue in 2022.

Through our distributor network and our direct sales, we serve greater than 36,000 end-users including participants in e-commerce, the auto after-market, electronics, machinery, home goods, industrial, warehousing/transport services, healthcare, and other markets. Our field of end-users is diverse, with greater than 75.8% of distributor-serviced end-users generating less than $10,000 of our net revenue in 2022.

Our Performance

In 2022, we generated net revenue of $326.5 million and $42.5 million of income from operations. Our revenues are geographically diverse, with 43.3% of our 2022 net revenue generated from end-users in North America, 46.5% generated from end-users in Europe, and 10.2% generated from end-users in Asia and other locations. In addition, approximately 58.3% of our net revenue in 2022 was generated from outside the United States.

Our Strategy

Our strategy for adding to our customer base includes investing in innovation, our sales force and distributor relationships across all end markets as well as expanding geographically. Beyond our leading position in paper-based Void-Fill and Cushioning protective packaging systems, we expect to also focus on other emerging applications, such as Wrapping, Automation, Cold Chain, and Retail Consumables, for continued growth. While still relatively small, representing 12.4% of our net revenue in 2022, we believe our Wrapping product line can provide a platform for growth largely due to our Geami® products, which provide a highly effective and environmentally friendly alternative to plastic bubble wrap, as well as an opportunity to expand our distribution channels into the retail and retail shipping segments. Our December 2021 acquisition of Recycold helps us to provide a more comprehensive sustainable Cold Chain solution for customers. We also have invested in the development of alternative and more sustainable paper pulps and substrates through our investment in Creapaper.

Our Automation products represented only 4.6% of our net revenue in 2022, however, following development through acquisitions and organic growth, we believe it will serve as a platform for expansion to better serve end-users with higher volume requirements and more sophisticated end-of-line needs. In 2021, we created R Squared Robotics, a division of Ranpak, that uses three-dimensional computer vision and artificial intelligence technologies to improve end-of-line packaging and logistics functions. Additionally, in July 2021, we advanced our focus on Automation with a strategic investment in Pickle. We are currently building facilities in both the United States and the Netherlands with dedicated space for Automation functions. All of these efforts complement and expand our focus on our Automation products. We believe our Automation products provide us with an opportunity to increase our penetration with existing customers and broaden our customer base to include business segments that we have not historically served. We will also continue to identify additional product and service opportunities for our current and future end-user markets.

We are pursuing expansion of our customer base in several ways. We have a global sales organization that works hand-in-hand with the sales representatives of our approximately 300 distributors to introduce our products and services to potential accounts. Our broad product portfolio allows us to serve any type of business with protective packaging needs across all end markets. We will also seek to broaden our customer base through geographic expansion by enhancing our regional capabilities in sales and marketing and expanding sales of our existing product lines in growth regions, such as Asia-Pacific ("APAC"), South America, and Central and Eastern Europe. We have recently established a full-service paper conversion facility in Malaysia, which we anticipate to be operational in the second half of 2023. We believe the Malaysia facility can improve our ability to serve customers in the region by shortening lead times as well as provide a more attractive cost profile to the APAC market than we have historically been able to offer. Combined with the localized presence and connection to Southeast Asia, we believe the Malaysia facility can bring favorable growth opportunities.

We seek to enhance our position as a leading global provider of innovative sustainable packaging solutions that our customers rely on to improve performance, cost competitiveness and automation to enhance productivity within their operations. In order to achieve these goals, we are focused on the following strategic priorities.

- *Grow organically*. We will continue to focus on offering innovative solutions that enable our end-users to meet their sustainability needs while growing their business, reducing their costs and mitigating the risks associated with ineffective and/or unreliable end-of-line systems. We will also continue to provide distributors with the tools to win new accounts through training programs such as our Ranpak Academy and collaboration with our sales and engineering teams. We plan on leveraging our position as a trusted provider of sustainable packaging solutions to leading e-commerce end-users and industrial business to business end-users and further align ourselves with these market leaders as they expand to new locations and geographies, as well as continue to serve small, high growth platforms. We also believe there are significant opportunities to increase penetration across end markets. We aim to grow beyond our current PPS systems by expanding our existing Wrapping, Automation and Retail and Consumables offerings into new end-markets. Finally, we believe our fiber-based wrapping systems offer a cost-competitive, environmentally friendly, and compelling alternative to plastic-based wrap and we expect them to gain share as the focus on environmental sustainability becomes increasingly ingrained in commerce.

- *Drive innovation*. We intend to maintain and extend our technological leadership, expertise and our environmentally sustainable value proposition through continuous improvement of our product and service offerings to bolster speed, improve efficacy, and decrease packing footprint, as well as by introducing new products that deliver the environmentally friendly solutions customers require for their business needs. Our recent innovations in 2022 and 2021 include Flap'it!™, the next generation of our Cut'it!™ EVO solution, PadPak® Auto-Coiler, and AutoFill™.

- *Pursue targeted growth opportunities*. We have identified a number of potential growth opportunities, including market expansion for existing products, such as Wrapping, as well as in additional areas of focus, such as Cold Chain/thermal packaging, sales through the retail channel, and automation. We intend to further build out our regional capabilities and combine our local market knowledge in new or currently under-served geographies with our broad portfolio and strengths in innovation and customer service to take advantage of the burgeoning growth opportunities across the globe. For example, the Asia-Pacific region has a large, well-developed parcel shipping business, but currently represents only 10.2% of our net revenue in 2022. We believe that the new Malaysia facility can strengthen our performance in the APAC region. We believe

that growing environmental awareness world-wide, combined with an increasing regulatory trend to limit the use of polymer-based foams and plastic films in many jurisdictions, present an opportunity for our paper-based protective packaging solutions in an ever-expanding number of geographies.

- *Grow via partnerships and acquisitions*. We believe that we are well-positioned to execute a growth strategy, targeting acquisitions or partnerships in our key areas of focus and adjacent business lines. In addition to our investment in Pickle and our acquisition of Recycold, in September 2021, we made a strategic investment in Creapaper, the inventor of grasspaper and provider of grasspaper products, a natural paper substrate. Our investment and acquisition activity in 2021 demonstrates our continued focus on growing the company through appropriate business acquisition opportunities as well as developing partnerships to expand the scope of our technologies, geographic presence and product offerings. We expect to focus on identifying opportunities and executing an accretive M&A strategy to further solidify our position as a leader in environmentally sustainable solutions by enhancing growth in our key areas of focus and/or acquiring adjacent businesses to our product offering.

Industry

The macroeconomic effects of COVID-19 emphasized the importance of the broader global protective packaging industry in the world economy. The global protective packaging industry is fragmented and competitive with market leaders accounting for a relatively small share of the market. This fragmentation is due primarily to the variety of product types and the myriad of applications in which they are used around the world.

Protective packaging is used to store and protect goods during shipping and handling from shock, vibration, abrasion and other damages. It is mainly used to fill the empty space between the product/merchandise and exterior carton or container (often referred to as dunnage), or to protect goods during shipment. As a general matter, the value of the goods being shipped, as well as the potential cost of breakage, far outweigh the cost of in-the-box protective packaging, which drives the demand for effective protective packaging solutions like ours. Protective packaging comes in various forms such as foam, air pillows, bubble wrap, cushion products, loose fill (e.g., Styrofoam packing peanuts), paperboard protectors and protective mailers, as well as non-engineered solutions such as newsprint, tissue paper, shredded corrugated cardboard and other materials.

The protective packaging industry is characterized by a diversity of applications and end markets, within both the industrial and consumer segments. Historically, growth in the protective packaging industry has been positively impacted by trends such as expedited delivery of individualized packages, globalization of the supply chain, and increased focus on efficiency and reduced shipping costs. We believe more recent and future growth drivers include further expansion of e-commerce activity, increased customization of protective packaging systems in markets such as electronics, and increased demand for environmentally friendly protective packaging. In our view, those markets most closely linked to e-commerce and/or sustainable packaging are those best positioned for growth in the future.

Our Market

Our end-user market consists of any business that sells and ships products requiring packaging. Accordingly, these end-users are highly dependent on their ability to obtain a cost-effective and efficient in-the-box packaging solution. Our end-users operate in a variety of businesses, including e-commerce, the automotive after-market, electronics, machinery/manufacturing, home goods, pharmaceuticals, retail and others.

We primarily sell our products to our distributors which, in turn, market and sell our products to our end-users. We also sell products directly to select end-users. In 2022, 90.5% of our net revenue was derived from sales to our distributors and approximately 9.5% of our net revenue was derived from sales directly to end-users.

Distributors. We primarily sell our products to our network of approximately 300 distributors worldwide. These distributors vary in size and, generally, offer a broad suite of packaging and other warehousing products and services to the end-users they serve, including other protective packaging systems, such as plastic bubble wrap and air pillows. Substantially all of our net revenue from distributors is generated by those who have agreed to exclusivity with our products and not to sell or promote competitors' paper-based solutions.

Additionally, our distributors benefit from the collaborative approach we foster with our internal sales, engineering and marketing organization. We work with our distributors to win additional end-users of our paper-based products that the distributor, in turn, can service on an on-going basis with a broad suite of packaging equipment and supplies. Our distributors also typically address the needs of our end-users directly with respect to any ongoing protective system service needs. In order to facilitate the collaborative process, we meet with our distributors to discuss end-user needs and potential solutions, provide training programs (including through our

Ranpak Academy program) for distributors that are designed to cultivate their knowledge of, and loyalty to, our brands, as well as provide the tools they need to successfully market and place our systems.

As a result of these and other efforts, we have built and maintained a well-established distributor network that is comprised primarily of long-term business relationships and the continuity of these relationships evidences the strength of our business model, as well as the value proposition for our distributors and end-users. Furthermore, the depth and longevity of these relationships result in a distributor network that is highly knowledgeable and well versed in conveying the benefits of our systems to end-users. We believe that our distributor-based distribution model is particularly well suited to the highly fragmented nature of the protective packaging solution end-user market we seek to serve by enabling us to reach a broad range of end users across size, industry and geography while maintaining a lean internal salesforce and capital base.

End-Users. We have greater than 36,000 global end-users. These end-users operate in a wide variety of businesses and rely on our systems for a cost-effective and efficient paper-based protective packaging solution that meets their operational and shipping needs. Our field of end-users is diverse and historically stable, with greater than 75.8% of distributor-serviced accounts generating less than $10,000 in annual net revenue in 2022. Our end-users vary in size from extremely small specialty manufacturers or retailers to some of the largest global e-commerce companies. While most of our end-users purchase our products from our distributors, we also sell our products directly to select end-users. Direct sales to end-users accounted for approximately 9.5% of our net revenue in 2022.

E-commerce. We believe changing consumer preferences and buying habits will drive continued e-commerce growth, both among pure-play e-commerce companies, as well as among historical brick-and-mortar companies seeking to expand their e-commerce presence. We further believe the critical necessity of brand owners to optimize supply chains and reduce capital spend drives the important trend in concentration of logistics through third-party logistics providers that in turn drives increasing needs for efficient packaging end-of-line solutions. The availability of a broader product selection on-line, faster delivery times, and increased in-store pickup options all drive significant growth in on-line sales. This expansion of e-commerce is a worldwide trend that we believe will continue to accelerate as on-line penetration grows in developed and emerging markets. Although some of our e-commerce end-users are focused on the responsible reduction of their need for void-fill material more broadly, they generally require protective packaging solutions that can be integrated into their existing supply and distribution infrastructures on a low-cost and efficient basis. Most commonly, our e-commerce end-users purchase our Void-Fill solutions, but many also use our Automation, Wrapping, and Cushioning systems. Sales to our e-commerce end-users, directly and through distributors accounted for approximately 31.0% of our net revenue in 2022.

The COVID-19 pandemic demonstrated the growing macroeconomic emphasis on e-commerce in the global economy. In 2022, many of the obstacles on daily life brought on by the COVID-19 pandemic began to subside and we saw consumers eager to embrace a return to normalcy and experience-based activities in their discretionary spending, including shopping in a physical store or eating out at restaurants. While this resulted in decreased e-commerce activity in 2022 compared to recent years, we believe that brick-and-mortar experiences and e-commerce activity will complement each other as companies work to balance both presences for their businesses, and e-commerce will continue to be an important piece of the global economy.

Industrial Manufacturing. Our industrial manufacturing end market includes end users manufacturing products utilized for tools, construction supplies, energy and utilities, chemicals, paints, and metals. We believe demand in these sectors will increase as growing populations and expanding middle classes in developing countries generate more disposable income. Higher demand for advanced machines spurs increased spending on tools and robotics while higher demand for housing, infrastructure and commercial buildings benefits the tools and construction supplies sectors. Sales to industrial manufacturing end-users accounted for approximately 12.5% of our net revenue in 2022.

Automotive Aftermarket. The automotive after-market is driven by the need for replacement parts as automobiles age, as well as by the desire of consumers to customize vehicles to enhance performance and improve aesthetics. Increasing average age of vehicles and digitalization of component delivery sales and services, along with the advent of on-line portals distributing after-market components is expected to contribute to the continued growth of the automotive after-market industry. Our automotive after-market end-users require protective packaging solutions that have strong protective qualities, as the products they ship are often heavy, require greater care in handling, and have a higher individual per-unit value. Accordingly, these end-users most commonly purchase our Cushioning solutions. Our packaging solutions are typically designed to integrate into these end-users' existing industrial processes for the production and distribution of automotive parts. Sales to our automotive after-market end-users accounted for approximately 9.8% of our net revenue in 2022.

Electronics. Widespread product innovation combined with an expanding working population, a corresponding growth in household formation and disposable incomes are key factors contributing to the growth of the global consumer electronics market. Thriving demand for smartphones across the globe and the miniaturization of electronic devices are additional factors boosting growth in the global consumer electronics market. We believe this demand for electronics will continue to grow as innovation, such as the Internet-of-Things and voice-connected devices, drives increased demand for the latest electronics hardware. Our electronics end-users

customarily sell products such as computer hardware and electronics that are often already securely packaged in primary packages by the manufacturer and, as a result, require less robust protective packaging systems from us. Sales to our electronics end-users accounted for approximately 7.3% of our net revenue in 2022.

Industrial Machinery. We believe demand for industrial machinery and equipment used in sectors such as agriculture, construction, mining, packaging, and food processing will increase as economies expand, thus requiring additional infrastructure spend as well as increasing the need to feed growing middle-class populations across the globe. Sales to our machinery end-users accounted for approximately 6.4% of our net revenue in 2022.

Other. Our end-users also operate in many other industries, including [Warehousing (6.9% of net revenue in 2022), Home Furnishings (4.5%), Printing and Business Services (2.7%), and other various industries (18.8%)].

Our Paper Suppliers

We purchase kraft paper from various suppliers for conversion into the paper consumables we sell. The kraft paper we purchase includes paper that is substantially manufactured from virgin pulp, as well as paper that is substantially manufactured from recycled post-industrial and/or post-consumer waste. Before we determine to purchase paper from any supplier, the supplier must undergo a qualification process to ensure that its product meets our exacting requirements. This qualification process involves an evaluation of the physical specifications of the potential supply source, as well as extensive testing for the paper's convertibility – on the fan-folding, rewinding and die-cutting raw paper converters in our facilities – and in the protective packaging systems we place with our end-users. Much of our paper is sourced from suppliers that are FSC certified. As a result, in 2022, approximately 54.5% of our raw paper supply was FSC certified. Once a supplier is qualified, we purchase large rolls of kraft paper from that supplier for integration into our existing supply and production chain. The paper rolls are converted at our facilities before sale to our distributors and direct end-users for use with our Void-Fill, Cushioning and Wrapping protective systems.

In 2022, we purchased paper from approximately 31 paper suppliers and our largest single source of paper supplies sold us approximately 43.7% and 21.7% of the paper supplies purchased in North America and globally, respectively. While the cost of paper supplies is our largest input cost, we typically negotiate supply and pricing arrangements with most of our paper suppliers annually, many of which we have long-standing relationships with, which helps us mitigate shorter term fluctuations in paper cost. In 2021 and 2022, global inflation and other macroeconomic factors, including COVID-19 and the conflict in Ukraine, have contributed to the increases in the cost of paper. Where we can, we will look to pass these increased market costs on to our customers to mitigate the impact of these costs. We are unable to predict our ability to pass these costs on to our customers and how much of these increases we will be able to pass on to our customers. As such, we expect some continued pressure on our gross margin in the medium term relative to our historical margin profile.

Our Competition

We compete with companies producing competing products that are well-established, have significant scale, and have a broad product offering. There are other manufacturers of protective packaging products, some of which are companies offering similar products that operate across regions and others that operate in a single region or single country. Our primary competitors include Sealed Air Protective Division, Pregis (FP International/Easypack), Intertape Polymer Group (IPG), Storopack and Sprick. Most competing manufacturers offer multi-substrate solutions including foam, loose-fill, plastic air pillows, and plastic bubble wrap in addition to a fiber-based offering. We believe we are the only major "in-the-box" protective packaging specialist that has a focus on a single environmentally friendly substrate (i.e., fiber) which enables us to have a best-in-class product offering as well as the credibility with customers that we are truly devoted to seeking environmentally sustainable solutions. We believe that we are one of the leading suppliers of fiber-based packaging materials and related systems in the principal geographic areas in which we offer those products. Additionally, we believe we are a leader in automated void reduction systems technology.

Human Capital Resources

We are a global organization that values life experiences, ideas, and cultures that each of our employees bring to Ranpak, striving to create an atmosphere of acceptance and respect, facilitating an encouraging environment, and helping employees attain professional and educational goals. We are proud to count men and women of all races and ethnicities as members of our Board of Directors, management team, and employee workforce. We are a Charter Pledge Partner in The Board Challenge, which is an initiative to improve diverse representation in corporate U.S. boardrooms. As a Charter Pledge Partner, we acknowledge that we already have diversity in our boardroom and pledge to use our resources to accelerate change within other companies. We utilize interview guides in our hiring processes to help identify different competencies, such as diversity, equity, and inclusion competencies, to ensure that new hires are developed in these areas. Additionally, we developed robust anti-bias training to ensure that every potential candidate is given a fair and merit-based evaluation of their skills.

We strive to maintain an active dialogue with our employees and provide employees a comprehensive benefits package including competitive wages, medical, life, and accident insurance, incentive bonus programs, and a 401(k) plan with an employer matching contribution. We have departmental budgets set aside for training and also provide a tuition reimbursement program for employees seeking bachelors or masters degrees. Certain employees are also eligible for stock-based compensation programs that are designed to encourage long-term performance aligned with Company objectives. In June 2019 and September 2021, every employee (excluding those eligible for stock-based compensation programs) received an equity award, providing a community of employee-owners who can personally share in the reward of our collective success.

As of December 31, 2022, we had 819 employees worldwide, 330 of whom were located in the United States. We have 159 of our employees located in Europe who are covered by collective bargaining agreements.

Our Intellectual Property

Our intellectual property provides a strong competitive advantage. We own or license over 774 U.S. and foreign patents and patent applications directed to various innovations related to packaging machines, stock material, packaging processes, and packaging products, as well as more than 264 U.S. and foreign trademark registrations and trademark applications that protect our branding of our packaging products, services, and equipment. We continue to innovate and advance that competitive advantage and file numerous U.S. and foreign patent applications each year. We are also vigilant in protecting our intellectual property, by monitoring competitor activity, providing notice to potential infringers, and bringing litigation whenever and wherever necessary and appropriate.

Seasonality

We estimate that approximately 31.0% of our net revenue in 2022, either directly or to distributors, was destined for end-users in the e-commerce sectors, whose businesses frequently follow traditional retail seasonal trends, including a concentration of sales in the holiday period in the fourth quarter. Our results tend to follow similar patterns, with the highest net revenue typically recorded in our fourth fiscal quarter and the slowest sales in our first fiscal quarter of each fiscal year. We expect this seasonality to continue in the future and, as a result, our results of operations between fiscal quarters in a given year may not be directly comparable.

Governmental Regulation

Federal, State, Local, and International Regulations

We are required to comply with numerous laws and regulations covering areas such as workplace health and safety, data privacy and protection, labor and employment. We monitor changes in these laws to maintain compliance with applicable requirements. Compliance with, or liability under, these laws and regulations may require us to incur significant costs and have a material adverse effect on our capital expenditures, earnings, and competitive position.

Environmental Matters

We are subject to a number of federal, state, local and international environmental-related health and safety laws and regulations that govern, among other things, the manufacture and assembly of our products; the discharge or pollutants into the air, soil and water; the use, handling, transportation, storage and disposals of hazardous materials; and environmental remediation or reclamation activities. We are required to hold various permits to conduct our operations. Compliance with, or liability under, these laws, regulations and permits can require us to incur significant costs and have a material adverse effect on our capital expenditures, earnings, and competitive position.

Legal Proceedings

From time to time, we have and may again become party to intellectual property litigation or other legal proceedings that we consider to be a part of the ordinary course of our business. Historically, one category of legal proceeding to which we have been a party has involved claims of patent or other intellectual property infringement. While we are judicious in initiating litigation to those circumstances justified by legal and business considerations, we have initiated and will continue to initiate affirmative action to protect our intellectual property. This litigation includes defending counterclaims brought by the counterparty against whom we have initiated a claim of infringement as part of their infringement-defense strategy.

Corporate Information

We are publicly traded on the New York Stock Exchange ("NYSE") under the ticker symbol "PACK." Our corporate headquarters is located at 7990 Auburn Road, Concord Township, Ohio 44077. Our telephone number is (440) 354-4445. We maintain a website at *www.ranpak.com*. We make available, free of charge, on this website our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as soon as reasonably practicable after such reports are available,

electronically filed with, or furnished to the Securities and Exchange Commission ("SEC"). These reports are also available at the SEC's website, *www.sec.gov*. Apart from SEC filings, we also use our website to publish information which may be important to investors, such as analyst and investor presentations. Any information on our website or obtained through our website is not part of this Report.

ITEM 1A. RISK FACTORS

Summary Risk Factors

Our business faces significant risks. In addition to the summary below, you should carefully review the "Risk Factors" section of this Report. We may be subject to additional risks and uncertainties not presently known to us or that we currently deem immaterial. Our business, financial condition and results of operations could be materially adversely affected by any of these risks, and the trading prices of our common stock could decline by virtue of these risks. These risks should be read in conjunction with the other information in this Report. Some of the more significant risks relating to our business include:

- We may be unable to secure a sufficient supply of paper to meet our production requirements given the limited number of suppliers that produce paper suitable for our products.

- Production inputs, such as labor, energy, and freight costs may negatively impact our results of operations, including our profit margins, and financial condition.

- Kraft paper pricing may negatively impact our results of operations, including our profit margins, and financial condition.

- If significant tariffs or other restrictions are placed on the import of Chinese goods, or if China places tariffs or other restrictions on the import of U.S. goods, our business, financial condition or results of operations may be materially adversely affected.

- We rely on third-party distributors to store, sell, market, service and distribute our products.

- We are dependent upon certain key personnel.

- Our level of outstanding indebtedness could adversely affect our financial condition and ability to fulfill our obligations.

- Certain of our stockholders, including JS Capital, own a significant portion of the outstanding voting stock of the Company.

- The price for our securities may be volatile.

- Our business is exposed to risks associated with our reliance on third-party suppliers to provide both the components used in our protective packaging systems as well as certain fully assembled protective packaging systems.

- Unfavorable end-user responses to price increases could have a material adverse impact on our business, results of operations and financial condition.

- Continued consolidation in sectors in which many of our end-users operate may adversely affect our business, financial condition or results of operations.

- Our efforts to expand beyond our core product offerings and into adjacent markets may not succeed and could adversely impact our business, financial condition or results of operations.

- The global nature of our operations exposes us to numerous risks that could materially adversely affect our financial condition or results of operations.

- We face risks related to Russia's invasion of Ukraine.

- Fluctuations between foreign currencies and USD could materially impact our consolidated financial condition or results of operations.

- We are subject to a variety of environmental and product registration laws that expose us to potential financial liability and increased operating costs.

- If we are not able to protect or maintain our trademarks, patents and other intellectual property, we may not be able to prevent competitors from developing similar products or from marketing their products in a manner that capitalizes on our trademarks, and this loss of a competitive advantage may have a material adverse effect on our business, financial position or results of operations.

- Our acquisition and integration of businesses could adversely affect our business, financial condition or results of operations.

- Our insurance policies may not cover all operating risks and a casualty loss beyond the limits of our coverage could adversely impact our business.

- Our annual effective income tax rate can change materially as a result of changes in our mix of U.S. and foreign earnings and other factors, including changes in tax laws and changes made by regulatory authorities.

- The full realization of our deferred tax assets may be affected by a number of factors, including earnings in the United States.

- We are subject to taxation in multiple jurisdictions. As a result, any adverse development in the tax laws of any of these jurisdictions or any disagreement with our tax positions could have a material adverse effect on our business, consolidated financial condition or results of operations.

- Unanticipated changes in effective tax rates or adverse outcomes resulting from examination of our income or other tax returns could adversely affect our financial condition and results of operations.

- Our debt financing may adversely affect our leverage and financial condition and thus negatively impact the value of our shareholders' investment in us.

- We may be unable to obtain additional financing to fund our operations or growth.

- Provisions in our organizational documents may inhibit a takeover of us, which could limit the price investors might be willing to pay in the future for our Class A common stock and could entrench management.

Risks Related to Our Business

We may be unable to secure a sufficient supply of paper to meet our production requirements given the limited number of suppliers that produce paper suitable for our products.

A limited number of paper mills produce paper that is suitable for use in our products in the markets in which we operate, and if they fail, experience interruptions in service, or are otherwise unable or unwilling to fill our purchase orders, we may not be able to produce enough of our paper consumables to meet our own production requirements. In addition, there are several grades or types of paper that we use in our products that we obtain from a single source due to the specificity of our requirements and limitations in the available paper products in a given market. For example, in 2022, we purchased approximately 43.7% and 21.7% of our raw paper requirements in North America and globally, respectively, from a single supplier, WestRock Company ("WestRock"). Increasing consolidation among our suppliers or the paper supply market more broadly may increase our reliance on existing suppliers or impact our ability to obtain alternative suppliers, if necessary. If WestRock or one of our other major suppliers of paper in any of the markets in which we operate, fails or experiences an interruption or delay in service, there may be short-term or long-term disruption in our ability to secure paper from qualified sources and we may not have enough inventory to maintain our production schedule or continue to provide paper consumables to our distributors and end-users on a timely basis, or at all. For example, at most of our facilities, quantities of raw paper stored on-site represent approximately one to three weeks of paper consumables production at such facilities due to cost savings and storage limitations. Any such failure, interruption or delay may result in on-site paper storage at our paper consumable production facilities being depleted and, as a result, a reduction in the volume of production and sales of our paper consumables, which may have a material adverse effect on our business, results of operations and financial condition.

Additionally, in 2021, we purchased approximately 18.5% of our raw paper requirements in Europe (which approximated 11.4% of global supply) from a supplier in Russia. However, in response to Russia's invasion of Ukraine, we eliminated our paper sourcing from Russian suppliers and reallocated our purchases to other mills across the globe in the third quarter of 2022. Nevertheless, the continuation or expansion of this conflict could constrain our ability to obtain the paper we use in our products, which, in turn, could have a material adverse effect on our business, results of operations and financial condition.

Adverse changes in input costs, such as kraft paper or energy pricing, may negatively impact our results of operations, including our profit margins, and financial condition.

Our primary input is kraft paper, which we purchase from various paper suppliers around the world. Increases in global or regional market demand for paper-based products could increase the cost of the kraft paper we purchase. Increases in the price of kraft paper could also result from, among other things, increases in the cost of the raw materials used in paper production or increases in the cost of the energy our suppliers use to manufacture paper.

In 2021 and 2022, global inflation and other macroeconomic factors, including COVID-19 and the conflict in Ukraine, have contributed to the increases in the cost of paper. Further, the conflict in Ukraine has caused certain headwinds, including (i) increased energy costs, particularly in Europe; (ii) shipping variabilities due to truck driver shortages; (iii) increased pricing for paper products as a result of decreased availability of paper products previously sourced from Russian paper mills; and (iv) increased shipping times for paper products sourced from Russian paper mills. In the third quarter of 2022, we eliminated our paper sourcing from Russian suppliers and reallocated our purchases to other mills across the globe. We began to see stabilization of inflationary concerns regarding paper in North America during the second half of 2022, however, inflationary pricing conditions in Europe remain unsteady,

primarily due to the volatility in energy markets. Where we can, we will look to pass these increased market costs on to our customers to mitigate the impact of these costs. We are unable to predict our ability to pass these costs on to our customers and how much of these increases we will be able to pass on to our customers. If we are unable to minimize the effects of any increases in paper costs through sourcing, pricing or other actions, our results of operations and financial condition may be materially adversely affected.

Our business is exposed to risks associated with our reliance on third-party suppliers to provide both the components used in our protective packaging systems as well as certain fully assembled protective packaging systems.

These risks include, but are not limited to:

- the risk that our supplier agreements will be terminated, or that we will not be able to renew our agreements on favorable economic terms, and as a result our cost of goods will increase;

- the risk that our suppliers, including those in China that supply a majority of the components and systems provided to our end-users, will experience operational delays or disruptions, including as a result of the ongoing coronavirus outbreak, that will affect our ability to produce protective packaging systems or provide them to our distributors and end-users;

- the risk that our suppliers will fail, or will no longer be able to provide the components which we use to produce our protective packaging systems;

- the risk that our suppliers will not be able to meet an increase in demand for the components which we use to produce our protective packaging systems;

- the risk that our suppliers' costs will increase, and that they will increase the prices of components or fully assembled protective packaging systems;

- the risk that suppliers of fully assembled protective packaging systems will increase their prices or will no longer be able to provide us with protective packaging systems; and

- the risk that our suppliers in China will be subject to increased trade barriers as a result of U.S.-Chinese trade measures, and such trade barriers will increase the costs of these components and systems or negatively impact our ability to purchase these components and systems.

For example, since the outbreak of the ongoing COVID-19 pandemic, we have experienced delays in the supply of certain components used in the assembly of certain of our protective packaging systems and Automation products. Should these delays continue or should our supply of such components be interrupted, our business and results of operations may be adversely affected.

In addition, some of our third-party suppliers for components and fully assembled systems, including certain suppliers impacted by the ongoing coronavirus outbreak, represent our only source for such products. If we are unable to continue to purchase such components and systems from such suppliers, we may face additional costs or delays, or be unable to obtain similar components and systems. These and other factors may have a material adverse effect on our business, results of operation or financial condition.

Demand for our products could be adversely affected by changes in end-user or consumer preferences, which could have a material adverse effect on our business, financial condition or results of operations.

Our net revenue depends primarily on the volume of purchases by our end-users in the e-commerce industry and other industries it serves. End-user preferences for packaging formats, as well as the preferences of our end-users, can influence net revenue. Changes in these preferences, as well as changes in consumer behavior generally, could negatively impact demand for our products which could have a material adverse effect on our business, financial condition or results of operations. For example, following an increase in e-commerce activity during 2020 and 2021 as a result of the COVID-19 pandemic and associated shutdown measures, e-commerce activity was negatively impacted in 2022 due to the opening up of economies, which negatively impacted revenue from our product categories.

Moreover, we position ourselves in the protective packaging market as the leading environmentally sustainable protective packaging solutions provider. Although we believe a market and consumer preference for environmentally sustainable solutions is a trend that is likely to continue, there is no guarantee that it will do so or that we will benefit from the continuing trend. If the current trend in favor of environmental sustainability does not continue, diminishes, or shifts away from paper and fiber-based products, demand for our products could decrease, which could have an adverse impact on our business or results of operations, including through reduced net revenue and a subsequent decrease in gross margin and earnings. Additionally, the advent of emerging or improved technologies, such as the potential widespread availability of lower cost bio-plastics or increased recyclability of resin-based packaging solutions, could satisfy market and consumer demand for environmentally sustainable packaging solutions and negatively impact our business, financial condition or results of operations even if the current trend in favor of environmentally sustainable solutions continues.

Continued consolidation in sectors in which many of our end-users operate may adversely affect our business, financial condition or results of operations.

Many of the sectors in which many of our end-users operate, such as the e-commerce, automotive after-market, electronics, machinery and home goods markets, have been consolidating in recent years, and this trend may continue. Because our business relies on integrating our protective packaging systems into end-users' existing operations and generating revenue through the sale of our paper consumables, increased consolidation may have an adverse impact on our or our distributors' ability to attract additional end-users or retain existing end-users, or on the pricing of our products and services, which could in turn adversely affect our business, financial condition or results of operations.

The loss of end-users, particularly our e-commerce end-users, or a reduction in their production requirements, could have a significant adverse impact on our net revenue and profitability.

Although we have a diverse base of end-users, the loss of significant end-users or a large group of end-users, or a reduction in their production requirements, could have an adverse effect on our net revenue and, depending on the magnitude of the loss or reduction, our financial condition or results of operations. There can be no assurance that our existing end-user relationships will continue or be renewed at the same level of production, or at all, in the future.

In particular, a number of our e-commerce end-users that currently use our paper consumables for void-fill, cushioning or wrapping have established internal goals or initiatives relating to reducing the quantity of consumables that they utilize in their product packaging as part of environmental responsibility initiatives. If these end-users achieve their goals or if additional end-users pursue similar initiatives, they may require a reduced quantity of our paper consumables for protective packaging of their products. The loss of any e-commerce end-users, or a reduction in their purchasing levels, could have a material adverse effect on our business, financial condition or results of operations.

Our investments in R&D may not yield the results expected.

In order to compete in the protective packaging market, we must, among other things, adapt to changing consumer preferences and a competitive market through technological innovation. As a result of technological innovation as well as changing consumer preferences, new products can become standardized rapidly, leading to more intense competition and ongoing price erosion. In order to maintain our competitive advantage, we have invested, and will continue to invest, in R&D of new products and technologies. However, these investments may not yield the innovation or results expected on a timely basis, or at all, and any resulting technological innovations may not lead to successful new products or otherwise improve our performance and competitive advantage. Furthermore, our competitors may develop new products that are better suited to meet consumer demands, may develop and introduce such products before we are able to do so or may otherwise negatively impact the success of our new products, any of which could have a material adverse impact on our business, financial condition or results of operations.

The global nature of our operations exposes us to numerous risks that could materially adversely affect our financial condition or results of operations.

We maintain production facilities in three countries and territories, and our products are distributed to approximately 57 countries and territories around the world. A substantial portion of our operations are located outside of the United States and 58.3% of our 2022 revenue was generated outside of the United States. These operations, particularly in developing regions, are subject to various risks that may not be present or as significant for our U.S. and European operations. Economic uncertainty in some of the geographic regions in which we operate, including developing regions, could result in the disruption of commerce and negatively impact our cash flows or operations in those areas. Risks inherent in our international operations include:

- foreign currency exchange controls and tax rates, and exchange rate fluctuations, including devaluations;

- the potential for changes in regional and local economic conditions, including regional or local inflationary pressures and/or regional or local energy disruptions or price increases;

- laws and regulations governing foreign investment, foreign trade and currency exchange, such as those on transfer or repatriation of funds, which may affect our ability to repatriate cash as dividends or otherwise and may limit our ability to convert foreign cash flows into USD;

- restrictive governmental actions such as those on trade protection matters, including antidumping duties, tariffs, embargoes and prohibitions or restrictions on acquisitions or joint ventures;

- the imposition of tariffs and other trade barriers, and the effects of retaliatory trade measures;

- compliance with U.S. laws and regulations, including those affecting trade and foreign investment and the U.S. Foreign Corrupt Practices Act of 1977, as amended (the "Foreign Corrupt Practices Act");

- compliance with tax laws, or changes to such laws or the interpretation of such laws, affecting taxable income, tax deductions, or other attributes relating to our non-U.S. earnings or operations;

- difficulties of enforcing agreements and collecting receivables through certain foreign legal systems;

- difficulties of enforcement and variations in protection of intellectual property and other legal rights;

- more expansive legal rights of foreign unions or works councils;

- changes in labor conditions and difficulties in staffing and managing international operations;

- import and export delays caused, for example, by an extended strike at the port of entry, or major disruptions to international or domestic trade routes due to strikes, shortages, acts of terrorism or acts of war could cause a delay in our supply chain operations;

- geographic, language and cultural differences between personnel in different areas of the world;

- political, social, legal and economic instability, continued inflationary pressures, civil unrest, war, catastrophic events, acts of terrorism, effects of climate change, and widespread outbreaks of infectious diseases, including the ongoing COVID-19 pandemic; and

- compliance with data protection and privacy regulations in many of the countries in which we operate, including the General Data Protection Regulation ("GDPR") in the EU which has been in effect since May 2018. Under this regulation, our collection, processing storage, use and transmission of personal data could give rise to liabilities as a result of governmental regulation, conflicting legal requirements, differing views on data privacy or security breaches.

These and other factors may have a material adverse effect on our international operations and, consequently, on our financial condition or results of operations.

We face risks related to Russia's invasion of Ukraine.

In February 2022, Russia launched a large-scale military invasion of Ukraine. The U.S. and other countries and certain international organizations have imposed broad-ranging economic sanctions on Russia and certain Russian individuals, banking entities and corporations as a response, and additional sanctions may be imposed in the future. The conflict in Ukraine and resulting sanctions negatively impacted the Company during 2022, including through increased energy costs, particularly in Europe; shipping variabilities due to truck driver shortages; increased pricing for paper products as a result of decreased availability of paper products previously sourced from Russian paper mills; and, prior to the Company's elimination of paper products sourced from Russia during third quarter of 2022, increased shipping times for paper products sourced from Russian paper mills. The impact of hostilities and sanctions may also negatively impact countries surrounding Russia and Ukraine in which we have operations. We are unable to predict the extent and duration of the military action or future escalation of such hostilities, resulting sanctions and market disruptions, but any impact on the Company as well as the regional and global economies could be significant, including the risk of possible further sanctions, embargoes, regional instability, geopolitical shifts, cybersecurity risks, fluctuation in currency exchange rates, supply chain disruptions and adverse impact on financial markets and energy markets.

If significant tariffs or other restrictions are placed on the import of Chinese goods, or if China places tariffs or other restrictions on the import of U.S. goods, our business, financial condition or results of operations may be materially adversely affected.

If significant tariffs or other restrictions are placed on the import or export of Chinese goods or if China places significant tariffs or other restrictions on the import of U.S. goods, our business, financial condition or results of operations may be materially adversely affected. For example, in September 2018, the U.S. government assessed a 10% tariff on thousands of categories of goods, including parts that we import from China to our domestic facilities to assemble our protective systems. Additionally, the U.S. government continues to signal that it may alter trade agreements and terms between China and the United States, including limiting trade with China, and may impose additional tariffs on imports from China. In addition, political tensions between the United States and China have escalated in recent years. Rising political tensions could reduce trade, investment, or other economic activities between the two major economies. If additional duties are imposed or increasingly retaliatory trade measures taken by either the United States or China, we could need to materially increase our capital expenditures relating to the assembly of our protective systems, which could require us to raise our prices and result in the loss of end-users and harm our operating performance. Alternatively, we may seek alternative supply sources outside of China which may result in significant costs and disruption to our operations. In any such event, our business could be impacted by retaliatory trade measures taken by China or other countries in response to existing or future tariffs, or the imposition of additional tariffs, any of which could cause us to raise prices or make changes to our operations, and could materially harm our business, financial condition or results of operations.

A major loss of or disruption in our assembly and distribution operations could adversely affect our business, financial condition or results of operations.

A disruption in operations at one or more of our assembly and distribution facilities, or those of our suppliers, could have a material adverse effect on our business or operations. Disruptions could occur for many reasons, including fire, natural disasters, weather, unplanned maintenance or other manufacturing problems, outbreaks of infectious diseases, including the ongoing COVID-19 pandemic, strikes or other labor unrest, transportation interruption, government regulation, contractual disputes, political unrest or terrorism. For example, we operate in leased facilities worldwide. If we are unable to renew leases at existing facilities on favorable terms or to relocate our operations to nearby facilities in an orderly fashion upon the expiration of those leases, we could suffer interruptions in our production and significant increases in costs.

Furthermore, alternative facilities with sufficient capacity or capabilities may not be available, may cost substantially more or may take a significant time to start production, each of which could negatively affect our business and financial performance. If one of our key assembly or paper converter facilities is unable to assemble our products or convert raw paper into our paper consumables, respectively, for an extended period of time, our net revenue may be reduced by the shortfall caused by the disruption and we may not be able to meet our distributors' and end-users' needs, which could have a material adverse effect on our business, financial condition or results of operations.

During the COVID-19 pandemic, our assembly and distribution operations have experienced disruptions, including lockdowns, port congestion, component-related supply-related challenges (including from China), increased shipping and logistics costs, and delayed availability of supplies. Additionally, social distancing and similar measures adopted in many jurisdictions around the world impacted our ability to demonstrate and install our protective packaging systems and Automation products and, as a result, such demonstrations and installations were delayed. Additional restrictions or disruptions in transportation logistics; governmental shut-down measures; measures that we may adopt to protect the health and safety of our employees; or large numbers of our manufacturing workforce becoming ill, as a result of COVID-19 or otherwise, could limit our manufacturing productivity and distribution operations and hinder our ability to meet customer demand, which could have a material adverse effect on our financial condition and results of operations.

Fluctuations between foreign currencies and USD could materially impact our consolidated financial condition or results of operations.

Approximately 58.3% of our net revenue in 2022 was generated outside the United States. We translate net revenue and other results denominated in foreign currency into USD for our consolidated financial statements. As a result, we are exposed to currency fluctuations both in receiving cash from our international operations and in translating our financial results back to USD. During periods of a strengthening USD, we reported international net revenue and net earnings could be reduced because foreign currencies may translate into fewer USD. Foreign exchange rates can also impact the competitiveness of products produced in certain jurisdictions and exported for sale into other jurisdictions. These changes may impact the value received for the sale of our goods versus those of our competitors.

Foreign exchange rates may also impact the ability of our customers to secure sufficient funds in USD or European currency to purchase goods for export. For example, many of our distributors are local entities in the markets in which they operate and utilize foreign currencies to operate their business. Such distributors must convert their local currency into USD or European currency in their business with us, for which foreign exchange rate fluctuations may present additional challenges for the operation of their business. We cannot predict the effects of exchange rate fluctuations on our future operating results or business. As exchange rates vary, our results of operations and profitability may be harmed.

We could experience disruptions in operations and/or increased labor costs.

In Europe, most of our employees, including most of our employees in the Netherlands, are represented by either labor unions or workers councils and are covered by collective bargaining agreements that are generally renewable on an annual or bi-annual basis. In addition, as our business expands globally, we may be subject to new labor-related requirements that may impose additional requirements or costs on our business. As is the case with any negotiation, we may not be able to negotiate or renew acceptable collective bargaining agreements in such cases, which could result in strikes or work stoppages by affected workers. Renewal of collective bargaining agreements could also result in higher wages or benefits paid to union members. A disruption in operations or higher ongoing labor costs could materially adversely affect our business, financial condition or results of operations.

We are subject to a variety of environmental and product registration laws that expose us to potential financial liability and increased operating costs.

We are subject to a number of federal, state, local and foreign environmental, health and safety laws and regulations that govern, among other things, the manufacture and assembly of our products, the discharge of pollutants into the air, soil and water and the use, handling, transportation, storage and disposal of hazardous materials.

Many jurisdictions require us to have operating permits for our assembly and warehouse facilities and operations. Any failure to obtain, maintain or comply with the terms of these permits could result in fines or penalties, revocation or non-renewal of our permits, or orders to temporarily or permanently cease certain operations, and may have a material adverse effect on our business, financial condition or results of operations.

Some jurisdictions in which we operate have laws and regulations that govern the registration and labeling of some of our products. For example, we expect significant future environmental compliance obligations for our European operations as a result of the European Union ("EU") Regulation "Registration, Evaluation, Authorization, and Restriction of Chemicals" (EU Regulation No. 2006/1907) enacted on December 18, 2006. The regulation, known as REACH, imposes several requirements related to the identification and management of risks related to chemical substances manufactured or marketed in Europe. The EU also enacted in 2008 a "Classification, Labeling and Packaging" regulation, known as the CLP Regulation, which aligns the EU system of classification, labeling and packaging of chemical substances to the Globally Harmonized System. Other jurisdictions may impose similar requirements. Compliance with these requirements can be costly.

We cannot predict with reasonable certainty the future cost of environmental compliance, industrial hygiene within our facilities, product registration, or environmental remediation. Environmental laws have become more stringent and complex over time and may continue to do so. Our environmental costs and operating expenses will be subject to these evolving regulatory requirements and will depend on the scope and timing of the effectiveness of requirements in these various jurisdictions. As a result of such requirements, we may be subject to an increased regulatory burden, including significant future environmental compliance, hygiene, health and safety obligations.

Increased compliance costs, increasing risks and penalties associated with violations, or our inability to market some of our products in certain jurisdictions may have a material adverse effect on our business, financial condition or results of operations.

If we are not able to protect or maintain our trademarks, patents and other intellectual property, we may not be able to prevent competitors from developing similar products or from marketing their products in a manner that capitalizes on our trademarks, and this loss of a competitive advantage may have a material adverse effect on our business, financial position or results of operations.

Our ability to compete effectively with other companies depends, in part, on our ability to maintain the proprietary nature of our owned and licensed intellectual property. If we are unable to maintain the proprietary nature of our intellectual property, this loss of a competitive advantage could result in decreased net revenue or increased operating costs, either of which could have a material adverse effect on our business, financial condition or results of operations.

We own a large number of patents and pending patent applications on our products, aspects thereof, methods of use and/or methods of manufacturing. There is a risk that our patents may not provide meaningful protection and patents may never be issued for our pending patent applications. Furthermore, we have historically focused and expect to continue to focus on strategically protecting our patents, including through pursuing infringement claims, which, especially in Europe, carries the risk that a court will determine our patents are invalid or unenforceable.

Trademark and trade name protection is important to our business. Although most of our trademarks are registered in the United States and in the foreign countries/regions in which we operate, we may not be successful in asserting trademark or trade name protection. In addition, the laws of some foreign countries/regions may not protect our intellectual property rights to the same extent as the laws of the United States. The costs required to protect our trademarks and trade names may be substantial.

We cannot be certain that we will be able to assert these intellectual property rights successfully in the future or that they will not be invalidated, circumvented or challenged. Other parties may infringe on our intellectual property rights and may thereby dilute the value of our intellectual property in the marketplace. Third parties, including competitors, may assert intellectual property infringement or invalidity claims against us that could be upheld.

Intellectual property litigation, which could result in substantial cost to and diversion of effort by us, may be necessary to protect our proprietary technology or for us to defend against claimed infringement of the rights of others and to determine the scope and validity of others' proprietary rights. We may not prevail in any such litigation, and if we are unsuccessful, we may not be able to obtain any necessary licenses on reasonable terms or at all.

Any failure by us to protect our trademarks and other intellectual property rights may have a material adverse effect on our business, financial condition or results of operations.

Our acquisition and integration of businesses could adversely affect our business, financial condition or results of operations.

From time to time, we consider acquisitions that either complement or expand our existing lines of business as part of our growth strategy. We are unable to predict the size, timing and number of acquisitions we may complete, if any, in the future. Integrating acquired businesses may create substantial costs, delays or other problems for us that could adversely affect our business, financial condition or results of operations. In addition, we may incur expenses associated with sourcing, evaluating and negotiating acquisitions (including those that are not completed), and we also may pay fees and expenses associated with financing acquisitions to investment banks and other advisors. We may also assume the liabilities of an acquired company, there can be no assurances that all potential liabilities will be identified or known to us and any such liabilities could materially adversely impact our business and financial condition.

Furthermore, we may not be able to successfully integrate any acquired businesses or realize all of the expected synergies from previously acquired businesses or related strategic initiatives. If we are unable to achieve the benefits that we expect to achieve from our strategic initiatives, we could adversely affect our business, financial condition or results of operations. Additionally, while we execute these acquisitions and related integration activities, it is possible that our attention may be diverted from our ongoing operations which may have a negative impact on our business.

We are subject to taxation in multiple jurisdictions. As a result, any adverse development in the tax laws of any of these jurisdictions or any disagreement with our tax positions could have a material adverse effect on our business, consolidated financial condition or results of operations.

We are subject to taxation in, and to the tax laws and regulations of, multiple jurisdictions as a result of the international scope of our operations and corporate and financing structure. Tax laws are dynamic and subject to change as new laws are passed and new interpretations of the law are issued or applied. Many countries in the European Union, as well as a number of other countries and organizations such as the Organization for Economic Cooperation and Development, are actively considering changes to existing tax laws that, if enacted, could increase our tax obligations in countries where we do business. Additional changes in tax laws could increase our overall taxes and our business, consolidated financial condition or results of operations could be adversely affected in a material way. In addition, the tax authorities in any applicable jurisdiction, including the U.S., may disagree with the positions we have taken or intend to take regarding the tax treatment or characterization of any of our transactions. If any applicable tax authorities, including U.S. tax authorities, were to successfully challenge the tax treatment or characterization of any of our transactions, it could have a material adverse effect on our business, consolidated financial condition or results of our operations.

Our level of outstanding indebtedness could adversely affect our financial condition and ability to fulfill our obligations.

We have outstanding debt, and the outstanding indebtedness may:

- adversely impact our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions or other general corporate purposes;

- require us to dedicate a substantial portion of our cash flow to payment of principal and interest on our debt and fees on our letters of credit, which reduces the availability of our cash flow to fund working capital, capital expenditures, acquisitions and other general corporate purposes;

- subject us to the risk of increased sensitivity to interest rate increases based upon variable interest rates, including our outstanding borrowings (if any);

- increase the possibility of an event of default under the financial and operating covenants contained in our existing debt instruments; and

- limit our ability to adjust to rapidly changing market conditions, reduce our ability to withstand competitive pressures and make it more vulnerable to a downturn in general economic conditions of our business than their competitors with less debt.

Our ability to make scheduled payments of principal or interest with respect to our debt will depend on our ability to generate cash and our future financial results. If we are unable to generate sufficient cash flow from operations in the future to service our debt obligations, we might be required to refinance all or a portion of our existing debt or to obtain new or additional such facilities. However, we might not be able to refinance our existing debt or obtain any such new or additional facilities on favorable terms or at all.

Risk Related to Ownership of Our Securities

A significant portion of our total outstanding shares may be sold into the market in the near future. This could cause the market price of our common stock to drop significantly, even if our business is doing well.

Sales of a substantial number of shares of common stock in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of our common stock. As of December 31, 2022, JS Capital holds approximately 37.2% of our total outstanding shares. Additional sales of our common stock into the market may cause the market price of our common to drop significantly.

Certain of our stockholders, including JS Capital, own a significant portion of the outstanding voting stock of the Company.

As of December 31, 2022, JS Capital holds approximately 37.2% of our total outstanding shares. As long as JS Capital owns or controls a significant percentage of outstanding voting power, JS Capital will have the ability to strongly influence all corporate actions requiring shareholder approval, including the election and removal of directors and the size of our Board of Directors, any amendment of our organizational documents, or the approval of any merger or other significant corporate transaction, including a sale of substantially all of our assets. The interests of JS Capital may not align with the interests of our other shareholders. JS Capital is in the business of making investments in companies and may acquire and hold interests in businesses that compete directly or indirectly with us. JS Capital may also pursue acquisition opportunities that may be complementary to our business, and, as a result, those acquisition opportunities may not be available to us.

Provisions in our organizational documents may inhibit a takeover of us, which could limit the price investors might be willing to pay in the future for our Class A common stock and could entrench management.

Our organizational documents contain provisions that may discourage unsolicited takeover proposals that shareholders may consider to be in their best interests. These provisions include the ability of the Board of Directors to designate the terms of and issue new series of preference shares, which may make more difficult the removal of management and may discourage transactions that otherwise could involve payment of a premium over prevailing market prices for our securities.

Our organizational documents designate the Court of Chancery of the State of Delaware as the sole and exclusive forum for substantially all disputes between the Company and our stockholders, to the fullest extent permitted by law, which could limit the Company's stockholders' ability to obtain a favorable judicial forum for disputes with the Company or our directors, officers, stockholders, employees or agents.

Our organizational documents provide that, to the fullest extent permitted by law, unless the Company consents to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for:

- any derivative action or proceeding brought on behalf of the Company;

- any action asserting a claim of breach of a fiduciary duty owed to the Company or the Company's stockholders by any of the Company's directors, officers or other employees;

- any action asserting a claim against the Company or any of the Company's directors, officers or employees arising out of or relating to any provision of the DGCL or the proposed organizational documents; or

- any action asserting a claim against the Company or any of the Company's directors, officers, stockholders or employees that is governed by the internal affairs doctrine of the Court of Chancery of the State of Delaware.

This choice of forum provision may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with the Company or any of the Company's directors, officers, or other employees, which may discourage lawsuits with respect to such claims. However, stockholders will not be deemed to have waived the Company's compliance with the federal securities laws and the rules and regulations thereunder and this provision would not apply to suits brought to enforce a duty or liability created by the Exchange Act, which provides for the exclusive jurisdiction of the federal courts with respect to all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. Furthermore, this provision applies to Securities Act claims and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

Accordingly, there is uncertainty as to whether a court would enforce such provision with respect to suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If a court were to find the choice of forum provision contained in the Company's proposed organizational documents to be inapplicable or unenforceable in an action, the Company may incur additional costs associated with resolving such action in other jurisdictions, which could harm the Company's business, results of operations and financial condition.

The NYSE may delist our securities from trading on its exchange, which could limit investors' ability to make transactions in our securities and subject us to additional trading restrictions.

Our Class A common stock is listed on the NYSE. We cannot guarantee that our securities will remain listed on the NYSE. In order to continue listing our securities on the NYSE, we must maintain certain financial, distribution and share price levels. If the NYSE

delists our securities from trading on its exchange and we are not able to list our securities on another national securities exchange, we expect our securities could be quoted on an over-the-counter market. If this were to occur, we could face significant material adverse consequences, including:

- a limited availability of market quotations for our securities;

- reduced liquidity for our securities;

- a determination that our Class A common stock is a "penny stock" which will require brokers trading in our Class A common stock to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our securities;

- a limited amount of news and analyst coverage; and

- a decreased ability to issue additional securities or obtain additional financing in the future.

The price of our securities has been and may continue to be volatile.

The price of our securities can vary due to general market and economic conditions and forecasts, our general business condition and the release of our financial reports. During 2022, our Class A common shares traded between $2.91 and $39.48 per share. Fluctuations in the price of our securities could contribute to the loss of all or part of your investment. In an active market for our securities, the trading price of our securities has been and may continue to be volatile and subject to wide fluctuations in response to various factors, some of which are beyond our control. Any of the factors listed below could have a material adverse effect on your investment in our securities and our securities may trade at prices significantly below the price you paid for them. In such circumstances, the trading price of our securities may not recover and may experience a further decline.

Factors affecting the trading price of our securities may include:

- actual or anticipated fluctuations in our annual or quarterly financial results or the annual or quarterly financial results of companies perceived to be similar to us;

- changes in the market's expectations about our operating results;

- success of competitors;

- our operating results failing to meet the expectation of securities analysts or investors in a particular period;

- changes in financial estimates and recommendations by securities analysts concerning the Company or the market in general;

- operating and stock price performance of other companies that investors deem comparable to the Company;

- changes in laws and regulations affecting our business;

- commencement of, or involvement in, litigation involving the Company;

- changes in our capital structure, such as future issuances of securities or the incurrence of additional debt;

- the volume of common stock available for public sale;

- any major change in our Board of Directors or management;

- sales of substantial amounts of common stock by our directors, executive officers or significant shareholders or the perception that such sales could occur; and

- general economic and political conditions such as recessions, interest rates, fuel prices, international currency fluctuations and acts of war or terrorism.

Broad market and industry factors may materially harm the market price of our securities irrespective of our operating performance. The stock market in general and NYSE have experienced price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the particular companies affected. The trading prices and valuations of these stocks, and of our securities, may not be predictable. A loss of investor confidence in the market for retail stocks or the stocks of other companies which investors perceive to be similar to the Company could depress our stock price regardless of our business, prospects, financial conditions or results of operations. A decline in the market price for our securities also could adversely affect our ability to issue additional securities and our ability to obtain additional financing in the future.

If securities or industry analysts do not publish or cease publishing research or reports about us, our business, or our market, or if they change their recommendations regarding our common stock adversely, the price and trading volume of our common stock could decline.

The trading market for our common stock will be influenced by the research and reports that industry or securities analysts may publish about us, our business, our market, or our competitors. If any of the analysts who may cover us change their recommendation regarding our stock adversely, or provide more favorable relative recommendations about our competitors, the price of our common stock would likely decline. If any analyst who may cover us were to cease their coverage or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our stock price or trading volume to decline.

Risks Related to Our Indebtedness

Our debt financing may adversely affect our leverage and financial condition and thus negatively impact the value of our shareholders' investment in us.

We are a borrower under senior secured credit facilities provided by Goldman Sachs Merchant Banking Division consisting of a $250.0 million dollar-denominated first lien term facility, a €135.5 million Euro-denominated first lien term facility and a $45.0 million revolving facility. Our senior secured credit facilities, impose, and future financing agreements are likely to impose, operating and financial restrictions on our activities which may adversely affect our ability to finance capital expenditures, acquisitions, debt service requirements or to engage in new business activities or otherwise adversely affect our ability to execute our business strategy compared to our competitors who have less debt. In some cases, these restrictions require us to comply with or maintain certain financial tests and ratios. Subject to certain exceptions, such agreements restrict our ability to, among other things:

- incur additional indebtedness, issue disqualified stock and make guarantees;
- incur liens on assets;
- engage in mergers or consolidations or fundamental changes;
- sell assets;
- pay dividends and distributions or repurchase capital stock;
- make investments, loans and advances, including acquisitions;
- amend organizational documents;
- enter into certain agreements that would restrict the ability to incur liens on assets;
- repay certain junior indebtedness;
- enter into sale-leasebacks;
- engage in transactions with affiliates; and
- in the case of our subsidiary Ranger Pledgor LLC, engage in activities other than passively holding the equity interests in the borrowers and their subsidiaries.

Further, various risks, uncertainties and events beyond our control could affect our ability to comply with these covenants. Failure to comply with any of the covenants in our existing or future financing agreements, including with respect to the senior secured credit facilities, could result in a default under those agreements and under other agreements containing cross-default provisions. Such a default would permit lenders to accelerate the maturity of the debt under these agreements and to foreclose upon any collateral securing the debt. Under these circumstances, we might not have sufficient funds or other resources to satisfy all of our obligations. In addition, the limitations imposed by our existing and future financing agreements on our ability to incur additional debt and to take other actions might significantly impair our ability to obtain other financing. We cannot assure you that we will be granted waivers or amendments to these agreements if for any reason we are unable to comply with these agreements or that we will be able to refinance our debt on terms acceptable to us, or at all.

General Risk Factors

We experience competition in the markets for our products and services.

We compete with a number of companies that produce and/or sell similar or competing packaging products from a variety of materials. We have several foreign and domestic competitors that are well established in the protective packaging market, including some with substantially greater financial, technical and other resources than we have or broader geographic reach. Many of our existing competitors also invest substantial resources in ongoing R&D, and we anticipate increased competition as consumer

preferences and other trends increase the appeal of our product areas. To the extent that our competitors introduce new products or technologies, such developments could render our products obsolete, less competitive or uneconomical.

We compete with these companies on, among other factors, the performance characteristics of our products, service, price, and the ability to develop new packaging products and solutions. Accordingly, we may not be able to maintain a competitive advantage over our competitors with respect to these or other factors, which may adversely affect our net revenue, which could have a material adverse effect on our business, results of operations or financial condition.

Unfavorable end-user responses to price increases could have a material adverse impact on our business, results of operations and financial condition.

From time to time, and especially in periods of rising paper costs, we increase the prices of our products. Significant price increases, particularly if not taken by competitors in respect of similar products, could result in lower net revenue. For instance, interruptions in paper supply may lead us to increase the price of our paper consumables while plastic-based packaging competitors would not similarly increase the price of their products, which may result in a reduction in our market share and net revenue. Such loss of end-users or lower net revenue may materially adversely affect our business, results of operations and financial condition.

Our performance, competitive position and prospects for future growth could be negatively impacted if new products we develop do not meet sales or margin expectations, which could have a material adverse effect on our business, financial condition or results of operations.

Our performance is dependent in part on our continuing ability to develop products that appeal to end-users by providing new or enhanced value propositions and provide us with a favorable return on the products' cost through sales of paper consumables. The development and introduction cycle of each of these new products can be lengthy and involve high levels of investment. New products may not meet sales or margin expectations due to many factors, including our inability to (i) accurately predict demand, end-user preferences and evolving industry standards; (ii) resolve technical and technological challenges in a timely and cost-effective manner; or (iii) achieve manufacturing efficiencies. To the extent any new products do not meet our sales or margin expectations, our competitive position and future growth prospects may be negatively impacted, which could have a materially adverse effect on our business, financial condition or results of operations.

Our efforts to expand beyond our core product offerings and into adjacent markets may not succeed and could adversely impact our business, financial condition or results of operations.

We seek to expand beyond our core fiber-based PPS systems and develop products or business strategies that have wider applications for manufacturers, end-users, or consumers. Expanding into new markets would require us to devote substantial additional resources to such expansion, and our ability to succeed in developing such products to address such markets is not certain. It is likely that we would need to take additional steps, such as hiring additional personnel, partnering with new third parties and incurring considerable R&D expenses, in order to pursue such an expansion successfully.

Any such expansion would be subject to additional uncertainties. For example, we could encounter difficulties in attracting new end-users due to lower levels of familiarity with our brand among potential distributor partners and end-users in markets we do not currently serve. As a result, we may not be successful in future efforts to expand into or achieve profitability from new markets, new business models or strategies or new product types, and our ability to generate net revenue from our current products and continue our existing business may be negatively affected. If any such expansion does not enhance our ability to maintain or grow net revenue or recover any associated development costs, our business, financial condition or results of operations could be adversely affected.

Uncertain global economic conditions have had and could continue to have an adverse effect on our financial condition or results of operations.

Uncertain global economic conditions have had and may continue to have an adverse impact on our business in the form of lower net revenue due to weakened demand, inflationary pressures, unfavorable changes in product price/mix, or lower profit margins. For example, global economic downturns and inflationary pressures have adversely impacted some of our end-users, such as automotive companies, distributors, electronic manufacturers, machinery manufacturers, home goods manufacturers and e-commerce and mail order fulfillment firms, and other end-users that are particularly sensitive to business and consumer spending.

During economic downturns or recessions, there can be heightened competition for net revenue and increased pressure to reduce selling prices as end-users may reduce their volume of purchases. Also, reduced availability of credit may adversely affect the ability of some of our end-users and suppliers to obtain funds for operations and capital expenditures. This could negatively impact our ability to obtain necessary supplies as well as the sales of materials and equipment to affected end-users. This could also result in reduced or delayed collections of outstanding accounts receivable from distributors or end-users. If we lose significant sales volume, are required to reduce our selling prices significantly or are unable to collect amounts due, there could be a negative impact on our

profitability and cash flows, which could have a material adverse effect on our business, financial condition or results of operations, including impairment of goodwill, long-lived assets, and intangible assets.

Cyber risk and the failure to maintain the integrity of our operational or security systems or infrastructure, or those of third parties with which we do business, could have a material adverse effect on our business, financial condition or results of operations.

We are subject to an increasing number of information technology vulnerabilities, threats and targeted computer crimes which pose a risk to the security of our systems and networks and the confidentiality, availability, and integrity of our data. Additionally, ransomware or other malware, viruses, social engineering (including business email compromise and related wire-transfer fraud), and general hacking have become more prevalent and more complex. Because the techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems change frequently and often are not foreseeable or recognized until launched against a target, we and our vendors and third-party partners may be unable to anticipate these techniques or to implement adequate preventative measures, despite our efforts to implement and maintain a robust information security program. Disruptions or failures in the physical infrastructure or operating systems that support our businesses and end-users or third-party service providers, or cyber-attacks or security breaches of our or our third-party service providers' networks or systems, could result in the loss of end-users and business opportunities, legal liability, regulatory fines, penalties or intervention, reputational damage, reimbursement or other compensatory costs, and additional compliance costs, any of which could materially adversely affect our business, financial condition or results of operations.

While we attempt to mitigate these risks, our systems, networks, products, solutions and services remain potentially vulnerable to advanced and persistent threats.

We also maintain and have access to sensitive, confidential or personal data or information in certain of our businesses that are subject to privacy and security laws, regulations and end-user controls. Despite our efforts to protect such sensitive, confidential or personal data or information, our facilities and systems and those of our end- users and third-party service providers may be vulnerable to security breaches, theft, misplaced or lost data, programming and/or human errors that could lead to the compromising of sensitive, confidential or personal data or information, improper use of our systems, software solutions or networks, unauthorized access, use, disclosure, modification or destruction of information, defective products, production downtimes and operational disruptions, which in turn could adversely affect our business, financial condition or results of operations.

We may continue to experience difficulties with our new enterprise resource planning system.

During 2022 we implemented a new enterprise resource planning ("ERP") system that is used to manage our business and summarize our operating results. The implementation of the new ERP system required the investment of significant financial and human capital resources. In addition, the implementation of the new ERP system affected operations, including scheduled downtime, processing and shipping inefficiencies, and the delay of pricing increases. Moreover, as disclosed in "*Item 9A. Controls and Procedures*" of this Report, the implementation of our new ERP negatively impacted our internal control over financial reporting leading management to conclude that our internal control over financial reporting and our disclosure controls and procedures were ineffective at December 31, 2022. While we have developed a plan to remedy the material weaknesses related to our ERP system, there can be no assurances as to when the implementation will be complete or if we will successfully remediate the material weaknesses identified on a timely basis.

In addition, any additional disruptions or difficulties that may occur in connection with our ERP system or other systems (whether in connection with the regular operation, periodic enhancements, modifications or upgrades of such systems or the integration of any acquired businesses into such systems, or due to cybersecurity events such as ransomware attacks) could also adversely affect our ability to manufacture products, process orders, deliver products, provide customer support, fulfill contractual obligations, track inventories, or otherwise operate our business, in particular as a result of our limited experience implementing such systems and limited access to qualified information technology personnel. It is also possible that any further disruption or difficulties in connection with our ERP system could again adversely impact the effectiveness of our internal control over financial reporting, which could lead to further material weaknesses or significant deficiencies in our controls, which in turn could adversely affect our business, financial condition or results of operations.

We are subject to anti-corruption and anti-money laundering laws with respect to both our domestic and international operations, and non-compliance with such laws can subject us to criminal and civil liability and harm our business.

We are subject to the Foreign Corrupt Practices Act, the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, the USA PATRIOT Act, and possibly other anti-bribery and anti-money laundering laws in countries in which we conduct activities. Anti-corruption laws are interpreted broadly and prohibit us from authorizing, offering, or directly or indirectly providing improper payments or benefits to recipients in the public or private sector. We can be held liable for the corrupt or other illegal activities of these third parties, our employees, representatives, contractors and agents, even if we do not explicitly authorize such activities. In addition, although we have implemented policies and procedures to ensure compliance with anticorruption and related

laws, there can be no assurance that all of our employees, representatives, contractors, partners, or agents will comply with these laws at all times. Noncompliance with these laws could subject us to whistleblower complaints, investigations, sanctions, settlements, prosecution, other enforcement actions, disgorgement of profits, significant fines, damages, other civil and criminal penalties or injunctions, suspension and debarment from contracting with certain governments or other persons, the loss of export privileges, reputational harm, adverse media coverage, and other collateral consequences. If any subpoenas or investigations are launched, or governmental or other sanctions are imposed, or if we do not prevail in any possible civil or criminal litigation, our business, results of operations and financial condition could be materially harmed. In addition, responding to any action will likely result in a materially significant diversion of management's attention and resources and significant defense costs and other professional fees. Enforcement actions and sanctions could further harm our business, results of operations and financial condition.

Product liability claims or regulatory actions could adversely affect our financial results or harm our reputation or the value of our brands.

Claims for losses or injuries purportedly caused by some of our products arise in the ordinary course of business. In addition to the risk of substantial monetary judgments, product liability claims or regulatory actions could result in negative publicity that could harm our reputation in the marketplace or adversely impact the value of our brands or ability to sell our products in certain jurisdictions. We could also be required to recall possibly defective products, or voluntarily do so, which could result in adverse publicity and significant expenses and reduced net revenue. Although we maintain product liability insurance coverage, potential product liabilities claims could be excluded or exceed coverage limits under the terms of our insurance policies or could result in increased costs for such coverage.

Political and economic instability and risk of government actions affecting our business and our end-users or suppliers may adversely impact our business, results of operations and cash flows.

We are exposed to risks inherent in doing business in each of the countries/regions or regions in which we or our end-users or suppliers operate including: civil unrest, acts of terrorism, sabotage, epidemics, force majeure, energy disruptions, war or other armed conflict and related government actions, including sanctions/embargoes, the deprivation of contract rights, the inability to obtain or retain licenses required by us to operate our plants or import or export our goods or raw materials, the expropriation or nationalization of our assets, and restrictions on travel, payments or the movement of funds. In particular, if additional restrictions on trade with Russia were adopted by the European Union or the United States, and were applicable to our products, we could lose revenue and experience lower growth rates in the future, which could have a material adverse effect on our business, financial condition or results of operations.

We rely on third-party distributors to store, sell, market, service and distribute our products.

We rely on our network of third-party distributors to store, sell (in the case of paper consumables), market, service and distribute our protective packaging systems and paper consumables to a majority of our end-users. Because we rely on third-party distributors, we are subject to a number of risks, including:

- the risk that distributors may terminate or decline to renew their contractual relationship with us;

- the risk that we may not be able to renew our contracts with distributors on the same contractual terms;

- the risk that distributors, or the services that they rely on, will fail, or will be unable to deliver our protective packaging systems and paper-based products in a timely manner;

- the risk that distributors will be otherwise unable or unwilling to sell, market, service and distribute our products to end-users at the same rate they have historically, or at all; and

- the risk that end-users will increasingly seek to purchase consumables directly from suppliers, which would require us to alter our business model in order to accommodate direct-to-consumer sales.

If we fail to maintain our relationships with our distributors, or if our distributors do not meet the sales, marketing and service expectations of our end-users, our business, financial condition or results of operations could be materially adversely affected.

We depend on third parties for transportation services.

We rely primarily on third parties for delivery of our raw materials, as well as for transportation to certain select end-users to which we directly sell our products. In particular, a significant portion of the raw materials we use are transported by ship, railroad or trucks, which modes of transportation are highly regulated. If any of our third-party transportation providers were to fail to deliver raw materials to us in a timely manner, or fail to deliver our products to our direct end-users in a timely manner, we might be unable to manufacture our products in response to end-user demand. For example, at most of our facilities, quantities of raw paper stored on-site represent approximately five days of paper consumables production at such facilities due to cost savings and storage limitations. In

addition, if any of these third parties were to cease operations or cease doing business with us, it might be unable to replace them at reasonable cost. Any failure of a third-party transportation provider to deliver raw materials or finished products in a timely manner could harm our reputation, negatively impact our end-user relationships and have a material adverse effect on our financial condition or results of operations.

Changes in laws or regulations, or a failure to comply with any laws and regulations, may adversely affect our business, investments and results of operations.

We are subject to laws, regulations and rules enacted by national, regional and local governments and the NYSE. In particular, we are required to comply with certain SEC, NYSE and other legal or regulatory requirements. Compliance with, and monitoring of, applicable laws, regulations and rules may be difficult, time consuming and costly. Those laws, regulations and rules and their interpretation and application may also change from time to time and those changes could have a material adverse effect on our business, investments and results of operations. In addition, a failure to comply with applicable laws, regulations and rules, as interpreted and applied, could have a material adverse effect on our business and results of operations.

Global tax developments applicable to multinational businesses may have a material impact to our business, cash flow from operating activities, or financial results. The Biden Administration has proposed a minimum tax on book income and increased taxation of international business operations. There can be no assurance that any of the proposed changes will be introduced as legislation, or if they are introduced that they will be enacted. We will continue to assess the ongoing impact of these current and pending changes to tax legislation and the impact on our future financial statements upon the finalization of laws, regulations and additional guidance. Many of these proposed changes to the taxation of our activities could increase our effective tax rate and have an adverse effect on our operating results, cash flow or financial condition.

We are subject to litigation in the ordinary course of business, and uninsured judgments or a rise in insurance premiums may adversely impact our results of operations and financial condition.

In the ordinary course of business, we are subject to a variety of legal proceedings and legal compliance risks in our areas of operation around the world, including product liability claims, actions brought against us by our employees and other legal proceedings. Any such claims, regardless of merit, could be time-consuming and expensive to defend and could divert management's attention and resources.

In accordance with customary practice, we maintain insurance against some, but not all, of these potential claims. We may elect not to obtain insurance if we believe that the cost of available insurance is excessive relative to the risks presented. The levels of insurance we maintain may not be adequate to fully cover any and all losses or liabilities. Further, we may not be able to maintain insurance at commercially acceptable premium levels or at all.

If any significant accident, judgment, claim (or a series of claims) or other event is not fully insured or indemnified against, the cost of such accident, judgment, claim(s) or other event could have a material adverse impact on our business, financial condition or results of operations. There can be no assurance as to the actual amount of these liabilities or the timing thereof. We cannot be certain that the outcome of current or future litigation will not have a material adverse impact on our business, results of operations and financial condition.

Our insurance policies may not cover all operating risks and a casualty loss beyond the limits of our coverage could adversely impact our business.

Our business is subject to operating hazards and risks relating to handling, storing, transporting and use of the products we sell. We maintain insurance policies in amounts and with coverage and deductibles that we believe are reasonable and prudent. Nevertheless, our insurance coverage may not be adequate to protect us from all liabilities and expenses that may arise from claims for personal injury or death or property damage arising in the ordinary course of business, and our current levels of insurance may not be maintained or available in the future at economical prices. If a significant liability claim is brought against us that is not adequately covered by insurance, we may have to pay the claim with our own funds, which could have a material adverse effect on our business, financial condition or results of operations.

Our annual effective income tax rate can change materially as a result of changes in our mix of U.S. and foreign earnings and other factors, including changes in tax laws and changes made by regulatory authorities.

Our overall effective income tax rate is equal to our total tax expense as a percentage of total earnings before tax. However, income tax expense and benefits are not recognized on a global basis but rather on a jurisdictional or legal entity basis. Losses in one jurisdiction may not be used to offset profits in other jurisdictions and may cause an increase in our tax rate. Changes in the mix of earnings (or losses) between jurisdictions and assumptions used in the calculation of income taxes, among other factors, could have a

significant effect on our overall effective income tax rate, which may have a material adverse effect on our financial condition or results of operations.

The full realization of our deferred tax assets may be affected by a number of factors, including earnings in the United States.

We have deferred tax assets including state and foreign net operating loss carryforwards, accruals not yet deductible for tax purposes, employee benefit items, interest expense carryforwards, and other items. We have established valuation allowances to reduce the deferred tax assets to an amount that is more likely than not to be realized. Our ability to utilize the deferred tax assets depends in part upon our ability to generate future taxable income, including the scheduled reversal of deferred tax liabilities that have been generated as a result of the transaction, within each respective jurisdiction during the periods in which these temporary differences reverse or our ability to carryback any losses created by the deduction of these temporary differences. We expect to realize the assets over an extended period. If we are unable to generate sufficient future taxable income in the U.S. and/or certain foreign jurisdictions, or if there is a significant change in the time period within which the underlying temporary differences become taxable or deductible, we could be required to increase our valuation allowances against our deferred tax assets. Our effective tax rate would increase if we were required to increase our valuation allowances against our deferred tax assets. In addition, changes in statutory tax rates or other legislation or regulation may change our deferred tax assets or liability balances, with either favorable or unfavorable impacts on our effective tax rate.

Unanticipated changes in effective tax rates or adverse outcomes resulting from examination of our income or other tax returns could adversely affect our financial condition and results of operations.

We are subject to income and other taxes in the United States, and our domestic tax liabilities are subject to the allocation of expenses in differing jurisdictions. Our future effective tax rates could be subject to volatility or adversely affected by a number of factors, including:

- changes in the valuation of our deferred tax assets and liabilities;

- expected timing and amount of the release of any tax valuation allowances;

- tax effects of stock-based compensation;

- costs related to intercompany restructurings;

- changes in tax laws, regulations or interpretations thereof; or

- lower than anticipated future earnings in jurisdictions where we have lower statutory tax rates and higher than anticipated future earnings in jurisdictions where we have higher statutory tax rates.

In addition, we may be subject to audits of our income, sales and other taxes by U.S. federal and state authorities. Outcomes from these audits could have an adverse effect on our financial condition and results of operations.

We may record a significant amount of goodwill and other identifiable intangible assets and we may never realize the full carrying value of the related assets.

We record a significant amount of goodwill and other identifiable intangible assets, including end-user relationships, trademarks and developed technologies. We test goodwill and intangible assets with indefinite useful lives for possible impairment annually during the fourth quarter of each fiscal year or more frequently if events or changes in circumstances indicate that the asset might be impaired. Amortizable intangible assets are periodically reviewed for possible impairment whenever there is evidence that events or changes in circumstances indicate that the carrying value may not be recoverable. Impairment may result from, among other things, (i) a decrease in our expected net earnings; (ii) adverse equity market conditions; (iii) a decline in current market multiples; (iv) a decline in our common stock price; (v) a significant adverse change in legal factors or business climates; (vi) heightened competition; (vii) strategic decisions made in response to economic or competitive conditions; or (viii) a more- likely-than-not expectation that a reporting unit or a significant portion of a reporting unit will be sold or disposed of. In the event that we determine that events or circumstances exist that indicate that the carrying value of goodwill or identifiable intangible assets may no longer be recoverable, we might have to recognize a non-cash impairment of goodwill or other identifiable intangible assets, which could have a material adverse effect on our consolidated financial condition or results of operations.

Our management has identified material weaknesses in our internal control over financial reporting, which could, if not promptly remediated, result in material misstatements in our future financial statements.

In the course of its assessment of the effectiveness of our internal control over financial reporting as of December 31, 2022, our management identified material weaknesses in our internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, that gives rise to a reasonable possibility that a material misstatement of our annual or interim financial statements would not be prevented or detected on a timely basis. These material

weaknesses are described in more detail in this Report under "*Item 9A. Controls and Procedures*." As a result of these material weaknesses, our management concluded that our internal control over financial reporting and our disclosure controls and procedures were ineffective at December 31, 2022.

Although we are working on plans to remediate the material weaknesses that led to the ineffectiveness of our internal control over financial reporting, there can be no assurance as to when our remediation plan will be fully developed, when we will be able to fully implement it or the cost of such implementation. Until we develop and fully implement our remediation plan, our management will continue to devote significant time and attention to these efforts. If we are unable to complete the remediation of all of our material weaknesses in a timely manner, or at all, or if our remediation plan is inadequate, we will continue to be subject to higher risk of failure to detect material errors in our future consolidated financial statements and the inability to timely file future periodic reports with the SEC, which in turn could materially and adversely affect investor confidence, our ability to raise new capital and the market price of our securities.

We are dependent upon certain key personnel.

Our ability to successfully operate our business is dependent upon the efforts of certain key personnel, including our senior management. The unexpected loss of the services of one or more of our directors or executive officers and our inability to hire and retain replacements could have a detrimental effect on us and negatively impact our operations and profitability.

Disruption and volatility of the financial and credit markets could affect our external liquidity sources.

Our principal sources of liquidity are accumulated cash and cash equivalents, short-term investments, cash flow from operations and amounts available under our lines of credit, including secured credit facilities, term loans and a revolving credit facility. We may be unable to refinance any of our indebtedness on commercially reasonable terms or at all.

Additionally, conditions in financial markets could affect financial institutions with which we have relationships and could result in adverse effects on our ability to utilize fully our committed borrowing facilities.

We may be unable to obtain additional financing to fund our operations or growth.

We may require additional financing to fund our operations or growth. The failure to secure additional financing could have a material adverse effect on the continued development or growth of the Company.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

The following table provides our locations and their various functions:

Location	Segment	Function			
		PPS System Assembly	Paper Consumables	Automation	Sales/ Administrative
Concord Township, Ohio[1]	North America	✓	✓	✓	✓
Heerlen, The Netherlands[2]	Europe/Asia	✓	✓	✓	✓
Christiansburg, Virginia	North America	—	—	✓	—
Kansas City, Missouri	North America	—	✓	—	—
Krimice, Czech Republic	Europe/Asia	—	—	—	✓
Laoshan, China	Europe/Asia	—	—	—	✓
Moenchengladbach, Germany	Europe/Asia	—	—	—	✓
Nyrany, Czech Republic	Europe/Asia	✓	✓	—	—
Paris, France	Europe/Asia	—	—	—	✓
Prague, Czech Republic	Europe/Asia	—	—	—	✓
Raleigh, North Carolina	North America	—	✓	—	—
Reno, Nevada	North America	—	✓	—	—
Sao Paulo, Brazil	Europe/Asia	—	—	—	✓
Shanghai, China	Europe/Asia	—	—	—	✓
Singapore	Europe/Asia	—	—	—	✓
Tokyo, Japan	Europe/Asia	—	—	—	✓
Iskandar Puteri, Malaysia	Europe/Asia	—	✓	—	—

[1] Global headquarters
[2] Europe/Asia regional headquarters

We have secured lease agreements for new facilities in Shelton, Connecticut; and Eygelshoven, The Netherlands. We anticipate occupying these new facilities in 2023.

ITEM 3. LEGAL PROCEEDINGS

From time to time, we may be involved in various legal proceedings, lawsuits, and claims incidental to the conduct of our business. Our businesses are also subject to extensive regulation, which may result in regulatory proceedings against us.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our Class A Common Shares are listed on the NYSE under the symbol, "PACK."

Holders of Record

As of March 13, 2023, there were 16 holders of record of our Class A Common Shares and one holder of our Class C Common Shares. The actual number of holders is greater than the number of record holders and includes holders who are beneficial owners but whose shares are held in street name by brokers and other nominees. This number of holders of record also does not include holders whose shares may be held in trust by other entities.

Dividends

We have not paid any cash dividends on our common shares to date and do not intend to pay cash dividends in the foreseeable future. The payment of cash dividends in the future will be dependent upon our revenues and earnings, capital requirements and general financial condition. In addition, our Board of Directors is not currently contemplating and does not anticipate declaring stock dividends in the foreseeable future. Our ability to declare dividends is limited by restrictive covenants contained within our senior secured credit facilities. Refer to Note 11, "*Long-Term Debt*" to our consolidated financial statements for further information.

Performance Graph

The following stock price performance graph should not be deemed incorporated by reference by any general statement incorporating by reference this Report into any filing under the Exchange Act or the Securities Act, except to the extent that we specifically incorporate this information by reference, and shall not otherwise be deemed filed under such acts.

The graph below compares the cumulative total return of our common stock from June 3, 2019 through December 31, 2022, with the comparable cumulative return of two indices, the Russell 2000 Index ("RTY") and the Dow Jones U.S. Containers and Packaging Index ("DJUSCP").

The graph plots the growth in value of a $100.00 initial investment in our common stock and in each of the indexes over the indicated time periods, and assumes reinvestment of all dividends, if any, paid on the securities. We have not paid any cash dividends and, therefore, the cumulative total return calculation for us is based solely upon share price appreciation and not upon reinvestment of cash dividends. The share price performance shown on the graph is not necessarily indicative of future price performance.



Issuer Purchases of Equity Securities

On July 26, 2022, the Company's Board of Directors approved the repurchase of up to $50.0 million of shares of the Company's Class A common stock, with a 36-month expiration. These Class A common stock repurchases may occur in transactions that may include, without limitation, tender offers, open market purchases, accelerated share repurchases, negotiated block purchases, and transactions effected through plans under Rule 10b5-1 of the Securities Exchange Act of 1934. The timing and actual amount of shares repurchased will depend on a variety of different factors and may be modified, suspended or terminated at any time at the discretion of the Directors. The Company did not repurchase any shares under the repurchase program during the year ended December 31, 2022.

ITEM 6. RESERVED

Not applicable.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The information in this Management's Discussion and Analysis of Financial Condition and Results of Operations should be read together with our consolidated financial statements and related notes set forth in Part II, Item 8, as well as the discussion included in Part I, Item 1A, "*Risk Factors*," of this Report. All amounts and percentages are approximate due to rounding.

Cautionary Notice Regarding Forward-Looking Statements

All statements other than statements of historical fact included in this Report, including, without limitation, statements under "*Management's Discussion and Analysis of Financial Condition and Results of Operations*" regarding our financial position, business strategy and the plans and objectives of management for future operations, are forward-looking statements. When used in this Report,

words such as "may," "should," "could," "would," "expect," "plan," "anticipate," "believe," "estimate," "continue," or the negative of such terms or other similar expressions, as they relate to us or our management, identify forward-looking statements. Factors that might cause or contribute to such a discrepancy include, but are not limited to, those described in our other SEC filings. Such forward-looking statements are based on the beliefs of management, as well as assumptions made by, and information currently available to, our management. No assurance can be given that results in any forward-looking statement will be achieved and actual results could be affected by one or more factors, which could cause them to differ materially. The cautionary statements made in this Report should be read as being applicable to all forward-looking statements whenever they appear in this Report. For these statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act. Actual results could differ materially from those contemplated by the forward-looking statements as a result of certain factors detailed in our filings with the SEC. All subsequent written or oral forward-looking statements attributable to us or persons acting on our behalf are qualified in their entirety by this paragraph.

The forward-looking statements contained in this Report and the Exhibits attached hereto are based on our current expectations and beliefs concerning future developments and their potential effects on us taking into account information currently available to us. There can be no assurance that future developments affecting us will be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. Should one or more of these risks or uncertainties materialize, they could cause our actual results to differ materially from the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those identified in the section titled, "*Risk Factors*" included elsewhere in this Report. Except as required by law, we are not undertaking any obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. You should not take any statement regarding past trends or activities as a representation that the trends or activities will continue in the future. Accordingly, you should not put undue reliance on these statements.

Overview

We are a leading provider of environmentally sustainable, systems-based, product protection solutions and end-of-line automation solutions for e-commerce and industrial supply chains. Since our inception in 1972, we have delivered high quality protective packaging solutions, while maintaining our commitment to environmental sustainability. We assemble our PPS systems and provide the systems and paper consumables to customers, which include direct end-users and our network of exclusive paper packaging solution distributors, who in turn place the systems with and sell paper to commercial and industrial users for the conversion of paper into packaging materials. We provide end-of-line automation systems that solve challenges, including optimization, customization, and efficiency, facing end-users of our products. We are a global business that generated approximately 58.3% of our 2022 net revenue outside of the United States.

As of December 31, 2022, we had an installed base of approximately 139.1 thousand protective packaging systems serving a diverse set of distributors and end-users. We generated net revenue of $326.5 million and $383.9 million in 2022 and 2021, respectively.

Effects of Currency Fluctuations

As a result of the geographic diversity of our operations, we are exposed to the effects of currency translation, which has affected the comparability of our results of operations between the periods presented in this Report and may affect the comparability of our results of operations in future periods. Currency transaction exposure results when we generate net revenue in one currency at one time and incur expenses in another currency at another time, or when we realize gain or loss on intercompany transfers. While we seek to limit currency transaction exposure by matching the currencies in which we incur sales and expenses, we may not always be able to do so.

In addition, we are subject to currency translation exposure because the operations of our subsidiaries are measured in their functional currency which is the currency of the primary economic environment in which the subsidiary operates. Any currency balances that are denominated in currencies other than the functional currency of the subsidiary are re-measured into the functional currency, with the resulting gain or loss recorded in the foreign currency (gains) losses line-item in our Consolidated Statements of Operations. In turn, subsidiary income statement balances that are denominated in currencies other than USD are translated into USD, our reporting currency, in consolidation using the average exchange rate in effect during each fiscal month during the period, with any related gain or loss recorded as foreign currency translation adjustments in other comprehensive income (loss). The assets and liabilities of subsidiaries that use functional currencies other than the USD are translated into USD in consolidation using period end exchange rates, with the effects of foreign currency translation adjustments included in accumulated other comprehensive income (loss).

We hedge some of our exposure to foreign currency translation with a cross-currency swap. Refer to Note 12, "*Derivative Instruments*" to the consolidated financial statements included elsewhere in this Report for additional information. Significant currency fluctuations could impact the comparability of our results between periods, while such fluctuations coupled with material

mismatches in net revenue and expenses could also adversely impact our cash flows. See "*Qualitative and Quantitative Disclosures About Market Risk.*"

Acquisitions and Investments in Small Businesses

In 2021, we acquired Recycold and strategically invested in Pickle and Creapaper. We further invested in Pickle in 2022. All amounts associated with these transactions are immaterial to this Report. Please refer to Note 9, *"Goodwill, Long-Lived, and Intangible Assets, net"* to our consolidated financial statements included elsewhere in this Report for further detail.

While recent acquisitions have been relatively small, any significant future business acquisitions may impact the comparability of our results in future periods with those for prior periods.

Key Performance Indicators and Other Factors Affecting Performance

We use the following key performance indicators and monitors the following other factors to analyze our business performance, determine financial forecasts, and help develop long-term strategic plans:

PPS Systems Base — We closely track the number of PPS systems installed with end-users as it is a leading indicator of underlying business trends and near-term and ongoing net revenue expectations. Our installed base of PPS systems also drives our capital expenditure budgets. The following table presents our installed base of PPS systems as of December 31, 2022 and 2021:

PPS Systems	December 31, 2022	December 31, 2021	Change	% Change
		(in thousands)		
Cushioning machines	35.3	35.2	0.1	0.3
Void-Fill machines	81.6	77.5	4.1	5.3
Wrapping machines	22.2	20.5	1.7	8.3
Total	139.1	133.2	5.9	4.4

Paper Costs. Paper is a key component of our cost of goods sold and paper costs can fluctuate significantly between periods. We purchase both 100% virgin and 100% recycled paper, as well as blends, from various suppliers for conversion into the paper consumables we sell. The cost of paper supplies is our largest input cost, and we historically have negotiated supply and pricing arrangements with most of our paper suppliers annually, with a view towards mitigating fluctuations in paper cost. Nevertheless, as paper is a commodity, its price on the open market, and in turn the prices we negotiate with suppliers at a given point in time, can fluctuate significantly, and is affected by several factors outside of our control, including inflationary pressures, supply and demand and the cost of other commodities that are used in the manufacture of paper, including wood, energy and chemicals. The market for our solutions is competitive and it may be difficult to pass on increases in paper prices to our customers immediately, or at all, which has in the past, and could in the future, adversely affect our operating results. Further, the conflict in Ukraine has increased pricing for paper products as a result of decreased availability of paper products previously sourced from Russian paper mills. In the third quarter of 2022, we eliminated our paper sourcing from Russian suppliers and reallocated our purchases to other mills across the globe. As previously noted, we have seen some stabilization of paper and other costs in North America, however, pricing conditions in Europe remain unsteady, primarily due to the volatility in energy markets. Where we can, we will look to pass increased market costs on to our customers to mitigate the impact of these costs. We are unable to predict our ability to pass these costs on to our customers and how much of these increases we will be able to pass on to our customers. As such, we expect some continued pressure on our gross margin in the medium term relative to our historical margin profile.

Inflationary Pressures and Other Costs. We experienced inflationary pressures in 2022, increasing the costs of paper as well as shipping and logistics, energy and wages, among other costs. In addition, inflationary pressures have adversely impacted some of our end-users, such as automotive companies; distributors; electronic manufacturers; machinery manufacturers; home goods manufacturers; e-commerce and mail order fulfillment firms; and other end-users that are particularly sensitive to reductions in business and consumer spending by their respective customers, and which in turn have impacted our net revenue. The conflict in Ukraine has also caused certain headwinds, including (i) increased energy costs, particularly in Europe; (ii) shipping variabilities due to truck driver shortages and (iii) increased shipping times for paper products sourced from Russian paper mills, in addition to increased paper costs discussed above. Higher costs due to inflation and the conflict in Ukraine during 2022 were partially offset by price increases, which mitigated the impact on our operating results. However, our ability to predict or further offset inflationary cost increases in the future or during economic downturns or recessions may be limited or impacted by heightened competition for net revenue, an unwillingness by our customers to accept price increase or pressure to reduce selling prices if end-users reduce their volume of purchases. Inflationary pressures and associated increases in interest rates and borrowing costs may also impact the ability of some of our end-users and suppliers to obtain funds for operations and capital expenditures, which could negatively impact our ability to obtain necessary supplies as well as the sales of materials and equipment to affected end-users. This could also result in reduced or delayed collections of outstanding accounts receivable from end-users, which could impact our cash flows. As a result, to

the extent inflationary pressures continue, we expect additional pressure on our net revenue and gross margin. We will continue to evaluate the impact of inflationary pressures on our profitability and cash flows as well as our end-users.

Impact of the COVID-19 Pandemic. The COVID-19 pandemic has resulted in changes in market and economic conditions around the world. We continue to operate our production and distribution facilities, both domestically and internationally, albeit subject to measures designed to promote a safe operating environment. During the COVID-19 pandemic, our assembly and distribution operations have experienced disruptions, including lockdowns; port congestion; component-related supply-related challenges (including from China); increased shipping and logistics costs; and delayed availability of supplies. Additionally, social distancing and similar measures adopted in many jurisdictions around the world impacted our ability to demonstrate and install our protective packaging systems and Automation products and, as a result, such demonstrations and installations were delayed. The COVID-19 pandemic and associated shutdown measures also contributed to an increase in e-commerce activity and our net revenue, and the subsequent reopening of economies has had a negative impact on e-commerce activity and our net revenues. While we do not currently expect COVID-19 to have a material impact on our business, results of operations, financial condition or liquidity, we cannot predict the extent to which we will ultimately be impacted due to the uncertain nature and duration of the COVID-19 pandemic. See "*Risk Factors*" located previously in this Report. We will continue to evaluate the nature and extent of the impact to our business, results of operations, financial condition, and cash flows.

Results of Operations

The following tables set forth our results of operations for 2022 and 2021, presented in millions of dollars.

In addition, in our discussion below, we include certain other unaudited, non-GAAP constant currency data for 2022 and 2021. This data is based on our historical financial statements included elsewhere in this Report, adjusted (where applicable) to reflect a constant currency presentation between periods for the convenience of readers. We reconcile this data to our GAAP data for the same period under "*Presentation and Reconciliation of GAAP to Non-GAAP Measures*" for 2022 and 2021.

Comparison of 2022 to 2021

		Year Ended December 31,		
	2022	**% Net revenue**	**2021**	**% Net revenue**
Net revenue	$ 326.5	—	$ 383.9	—
Cost of goods sold	226.9	69.5	235.0	61.2
Gross profit	**99.6**	**30.5**	**148.9**	38.8
Selling, general and administrative expenses	105.5	32.3	98.3	25.6
Depreciation and amortization expense	32.1	9.8	35.0	9.1
Other operating expense, net	4.5	1.4	3.4	0.9
Income (loss) from operations	**(42.5)**	**(13.0)**	**12.2**	3.2
Interest expense	20.7	6.3	22.4	5.8
Foreign currency gain	(2.2)	(0.7)	(5.3)	(1.4)
Other non-operating income, net	(4.3)	(1.3)	-	-
Loss before income tax benefit	**(56.7)**	**(17.4)**	**(4.9)**	(1.3)
Income tax benefit	(15.3)	(4.7)	(2.1)	(0.5)
Net loss	**$ (41.4)**	**(12.7)**	**$ (2.8)**	(0.7)
Non-GAAP				
EBITDA	$ 32.9		$ 91.1	
AEBITDA (Constant Currency)	$ 66.8		$ 117.8	

Net Revenue

The following table and the discussion that follows compares our net revenue by geographic region and by product line for 2022 and 2021 on a GAAP basis and on a non-GAAP constant currency basis as described above and in the discussion below. See also "*Presentation and Reconciliation of GAAP to Non-GAAP Measures*" for further details:

		Year Ended December 31,			
	2022	**% Net revenue**	**2021**	**% Net revenue**	
North America	$ 134.7	41.3	$ 146.9	38.3	
Europe/Asia	191.8	58.7	237.0	61.7	
Net revenue	**$ 326.5**	**100.0**	**$ 383.9**	**100.0**	
Cushioning machines	$ 140.3	43.0	$ 162.6	42.4	
Void-Fill machines	130.6	40.0	154.5	40.2	
Wrapping machines	40.5	12.4	52.0	13.5	
Other	15.1	4.6	14.8	3.9	
Net revenue	**$ 326.5**	**100.0**	**$ 383.9**	**100.0**	

	Non-GAAP Constant Currency					
	Year Ended December 31,					
	2022	**% Net revenue**	**2021**	**% Net revenue**	**$ Change**	**% Change**
North America	$ 134.7	39.1	$ 146.9	38.9	$ (12.2)	(8.3)
Europe/Asia	209.4	60.9	230.6	61.1	(21.2)	(9.2)
Net revenue	**$ 344.1**	**100.0**	**$ 377.5**	**100.0**	**$ (33.4)**	**(8.8)**
Cushioning machines	$ 149.2	43.4	$ 159.2	42.2	$ (10.0)	(6.3)
Void-Fill machines	136.6	39.7	152.2	40.3	(15.6)	(10.2)
Wrapping machines	41.8	12.1	51.4	13.6	(9.6)	(18.7)
Other	16.5	4.8	14.7	3.9	1.8	12.2
Net revenue	**$ 344.1**	**100.0**	**$ 377.5**	**100.0**	**$ (33.4)**	**(8.8)**

Net revenue for 2022 was $326.5 million compared to net revenue of $383.9 million in 2021, a decrease of $57.4 million or 15.0%. Net revenue was negatively impacted by currency headwinds, as well as decreases in cushioning, void-fill, and wrapping, slightly offset by an increase in other sales. Revenue from all product categories was negatively affected by lower economic activity; lower e-Commerce use due to the opening up of economies; the impact inflationary pressures are having on consumer and corporate budgets; and tightening inventory management in response to uncertainties in the economic environment. In addition to currency headwinds, revenue from all product categories was negatively affected by our global transition to a new cloud-based ERP system, particularly in the first quarter of 2022. The ERP system transition created certain obstacles that affected operations, including scheduled downtime for cutting over to the new ERP system; processing and shipping inefficiencies associated with using the new ERP system; and, while transitioning to the new ERP system, the delay of pricing increases to help offset input cost pressures. Additionally, the impact of the Omicron variant of COVID-19 limited visits to customers for product demonstrations in the first quarter of 2022; however, this impact waned during the second and third quarters of 2022. Cushioning decreased $22.3 million, or 13.7%, to $140.3 million from $162.6 million; void-fill decreased $23.9 million, or 15.5%, to $130.6 million from $154.5 million; wrapping decreased $11.5 million, or 22.1%, to $40.5 million from $52.0 million; and other sales increased $0.3 million, or 2.0%, to $15.1 million from $14.8 million, for 2022 compared to 2021. Other net revenue includes automated box sizing equipment and non-paper revenue from packaging systems installed in the field, such as systems accessories. The decrease in net revenue is quantified by a decrease in the volume of our paper consumable products of approximately 24.1 percentage points ("pp"), partially offset by a 14.4 pp increase in the price or mix of our paper consumable products and a 0.8 pp increase in the sales of automated box sizing equipment. Constant currency net revenue was $344.1 million for 2022, a $33.4 million, or 8.8%, decrease from constant currency net revenue of $377.5 million for 2021.

Net revenue in North America for 2022 totaled $134.7 million compared to net revenue in North America of $146.9 million in 2021. The decrease of $12.2 million, or 8.3%, was attributable to a decrease in cushioning, void-fill, wrapping, and other sales.

Net revenue in Europe/Asia for 2022 totaled $191.8 million compared to net revenue in Europe/Asia of $237.0 million in 2021. The decrease of $45.2 million, or 19.1%, was driven by currency headwinds as well as decreases in cushioning, void-fill, and wrapping sales, partially offset by an increase in other sales. Constant currency net revenue in Europe/Asia was $209.4 million for 2022, a $21.2 million, or 9.2%, decrease from constant currency net revenue of $230.6 million for 2021.

Cost of Goods Sold

Cost of goods sold for 2022 totaled $226.9 million, a decrease of $8.1 million, or 3.4%, compared to $235.0 million in 2021. The change was primarily due to lower volumes, currency headwinds, as well as $1.2 million lower depreciation expense partially offset by increased paper costs. We experienced increased manufacturing input costs in 2022, primarily driven by increased paper and labor costs compared to 2021. As previously noted, we implemented additional pricing actions in 2022.

Selling, General, and Administrative ("SG&A") Expenses

SG&A expenses for 2022 were $105.5 million, an increase of $7.2 million, or 7.3%, from $98.3 million in 2021. The change in SG&A was largely due to increased headcount and associated compensation as well as ERP system implementation costs. The increase was partially offset by decreases in expenses from proactive selective headcount reductions; the deferral of certain initiatives during the second half of 2022; a decrease in stock compensation expense primarily associated with the 2021 LTIP PRSUs (herein defined), whose downward adjustments resulted from evaluations on their performance criteria; and an approximate 5.0% decrease due to currency rate fluctuations over the prior year.

Depreciation and Amortization

Depreciation and amortization expenses for 2022 were $32.1 million, a decrease of $2.9 million, or 8.3%, from $35.0 million in 2021, primarily due to a decrease in depreciation of computer software. Additionally, currency rate fluctuations accounted for approximately 3.1% of the decrease in 2022 over the prior year.

Other Operating Expense, Net

Other operating expense, net, for 2022 was $4.5 million, an increase of $1.1 million, or 32.4%, from $3.4 million in 2021. The change in other operating expense (income), net was largely driven by increases in research and development costs in 2022, partially offset by an approximate 2.9% decrease due to currency rate fluctuations in 2022 over the prior year.

Interest Expense

Interest expense for 2022 was $20.7 million, a decrease of $1.7 million, or 7.6%, from $22.4 million in 2021. The change was due to a decrease in debt during 2022 compared to 2021. Additionally, currency rate fluctuations accounted for approximately 1.8% of the decrease in 2022 over the prior year.

Foreign Currency (Gain) Loss

Foreign currency gain for 2022 was $2.2 million, a change of $3.1 million, or 58.5%, from foreign currency loss of $5.3 million in 2021 due to the volatility in Euro exchange rates compared to USD.

Other Non-Operating Expense (Income), Net

Other non-operating income, net for 2022 was $4.3 million and primarily represents the unrealized gain on our investment in Pickle. Other non-operating income, net was not material for 2021.

Income Tax Benefit

Income tax benefit for 2022 was $15.3 million, or an effective tax rate of 27.3%. Income tax benefit was $2.1 million in 2021, or an effective tax rate of 42.7%. The fluctuation in the effective tax rate between periods was primarily attributable to a jurisdictional mix of income, benefits derived from stock-based compensation, return to provision adjustments, tax credits available in the U.S., and income in foreign jurisdictions that are taxed at different rates than the U.S. statutory tax rate.

Net Loss

Net loss for 2022 increased $38.6 million to $41.4 million from a net loss of $2.8 million in 2021. The change was due to the reasons discussed above.

EBITDA and AEBITDA

EBITDA for 2022 was $32.9 million, a decrease of $58.2 million, or 63.9%, from $91.1 million in 2021. Adjusting for one-time costs, AEBITDA for 2022 and 2021 totaled $66.8 million and $117.8 million, respectively, a decrease of $51.0 million, or 43.3%.

Comparison of 2021 to 2020

Discussions of 2020 items and comparisons between 2021 and 2020 that are not included in this Report can be found in "*Management's Discussion and Analysis of Financial Condition and Results of Operations*" in Part II, Item 7 of our Annual Report on Form 10-K for 2021.

Presentation and Reconciliation of GAAP to Non-GAAP Measures

As noted above, we believe that in order to better understand the performance of the Company, providing non-GAAP financial measures to users of our financial information is helpful. We believe presentation of these non-GAAP measures is useful because they are many of the key measures that allow management to evaluate more effectively our operating performance and compare the results of our operations from period to period and against peers without regard to financing methods or capital structure. Management does not consider these non-GAAP measures in isolation or as an alternative to similar financial measures determined in accordance with GAAP. The computations of EBITDA and AEBITDA may not be comparable to other similarly titled measures of other companies. These non-GAAP financial measures should not be considered as alternatives to, or more meaningful than, measures of financial performance as determined in accordance with GAAP or as indicators of operating performance.

The following tables and related notes reconcile certain non-GAAP measures, including the non-GAAP constant currency measures, to GAAP information presented in this Report for 2022 and 2021:

	Year Ended December 31,			
	2022	**2021**	**$ Change**	**% Change**
Net revenue	$ 326.5	$ 383.9	$ (57.4)	(15.0)
Cost of goods sold	226.9	235.0	(8.1)	(3.4)
Gross profit	**99.6**	**148.9**	**(49.3)**	**(33.1)**
Selling, general and administrative expenses	105.5	98.3	7.2	7.3
Depreciation and amortization expense	32.1	35.0	(2.9)	(8.3)
Other operating expense, net	4.5	3.4	1.1	32.4
Income (loss) from operations	**(42.5)**	**12.2**	**(54.7)**	**(448.4)**
Interest expense	20.7	22.4	(1.7)	(7.6)
Foreign currency gain	(2.2)	(5.3)	3.1	(58.5)
Other non-operating income, net	(4.3)	-	(4.3)	—
Loss before income tax benefit	**(56.7)**	**(4.9)**	**(51.8)**	**1,057.1**
Income tax benefit	(15.3)	(2.1)	(13.2)	628.6
Net loss	**(41.4)**	**(2.8)**	**(38.6)**	**1,378.6**
Depreciation and amortization expense – COS	36.8	38.6	(1.8)	(4.7)
Depreciation and amortization expense – D&A	32.1	35.0	(2.9)	(8.3)
Interest expense	20.7	22.4	(1.7)	(7.6)
Income tax benefit	(15.3)	(2.1)	(13.2)	628.6
EBITDA[1]	**32.9**	**91.1**	**(58.2)**	**(63.9)**
Adjustments[2]:				
Unrealized gain translation	(2.3)	(5.5)	3.2	(58.2)
Non-cash impairment losses	1.0	1.7	(0.7)	(41.2)
M&A, restructuring, severance	2.0	1.3	0.7	53.8
Amortization of restricted stock units	18.3	22.5	(4.2)	(18.7)
Amortization of cloud-based software implementation costs[3]	2.8	-	2.8	—
Cloud-based software implementation costs	7.4	-	7.4	—
Unrealized gain on investment in small private business	(3.9)	-	(3.9)	—
Other adjustments	4.3	8.7	(4.4)	(50.6)
Constant currency	4.3	(2.0)	6.3	(315.0)
Constant Currency AEBITDA[1]	**$ 66.8**	**$ 117.8**	**$ (51.0)**	**(43.3)**

(see subsequent footnotes)

(1)   Reconciliations of EBITDA and AEBITDA for each period presented are to net (loss) income, the nearest GAAP equivalent.

(2)   Adjustments are related to non-cash unusual or infrequent costs such as: effects of non-cash foreign currency remeasurement or adjustment; impairment of returned machines; costs associated with the evaluation of acquisitions; costs associated with executive severance; costs associated with restructuring actions such as plant rationalization or realignment, reorganization, and reductions in force; costs associated with the implementation of the global ERP system; and other items deemed by management to be unusual, infrequent, or non-recurring.

(3)   Represents amortization of capitalized costs related to the implementation of the global ERP system, which are included in SG&A:

Liquidity and Capital Resources

Liquidity describes the ability of a company to generate sufficient cash flows to meet the cash requirements of its business operations, including working capital needs, capital expenditures, debt service, acquisitions, other commitments and contractual obligations. We evaluate liquidity in terms of cash flows from operations and other sources and the sufficiency of such cash flows to fund our operating, investing and financing activities.

We believe that our cash balances together with borrowing capacity under the revolving portion of our senior secured credit facilities will provide us with sufficient resources to cover our current requirements. Our main liquidity needs relate to capital expenditures and expenses for the production and maintenance of PPS systems placed at end-user facilities, working capital, including the purchase of paper raw materials, and payments of principal and interest on our outstanding debt. We expect our capital expenditures to increase as we continue to grow our business, expand our manufacturing footprint, and upgrade our existing systems and facilities. We continue to evaluate our inventory requirements and adjust according to our volume forecasts. Our future capital requirements and the adequacy of available funds will depend on many factors, and if we are unable to obtain needed additional funds, we may have to reduce our operating costs or incur additional debt, which could impair our growth prospects and/or otherwise negatively impact our business. Further, volatility in the equity and credit markets resulting from the COVID-19 pandemic, the conflict in Ukraine, or other macroeconomic factors could make obtaining new equity or debt financing more difficult or expensive.

We had $62.8 million in cash and cash equivalents as of December 31, 2022 and $103.9 million as of December 31, 2021. We sold approximately 5.3 million shares of Class A common stock in the May 2021 Equity Offering (herein defined) for net proceeds of $103.4 million. We used $70.0 million of proceeds from the May 2021 Equity Offering to invest in a money market fund to generate short-term cash returns. Additionally, we prepaid $20.9 million of principal on the First Lien Dollar Term Facility in June 2021 (the "June 2021 Prepayment").

Including finance lease liabilities and excluding deferred financing costs, we had $396.9 million in debt, $2.4 million of which was classified as short-term, as of December 31, 2022, compared to $406.5 million in debt, $2.2 million of which was classified as short-term, as of December 31, 2021. At December 31, 2022, we did not have amounts outstanding under our $45.0 million revolving credit facility, and we had no borrowings under such facility through March 31, 2023.

Share Repurchase Program

On July 26, 2022, members of the Company's Board of Directors ("Director(s)") authorized a general share repurchase program of our Class A common stock of up to $50.0 million, with a 36-month expiration. These Class A common stock repurchases may occur in transactions that may include, without limitation, tender offers, open market purchases, accelerated share repurchases, negotiated block purchases, and transactions effected through plans under Rule 10b5-1 of the Securities Exchange Act of 1934. The timing and actual amount of shares repurchased will depend on a variety of different factors and may be modified, suspended or terminated at any time at the discretion of the Directors.

Debt Profile

The material terms of the Facilities (as defined below) are summarized in Note 11, "*Long-Term Debt*" to the consolidated financial statements included elsewhere in this Report.

The aggregate principal amount of the senior secured credit facilities consists of approximately $378.2 million dollar-denominated first lien term facility (the "First Lien Dollar Term Facility"), a €140.0 million ($152.6 million equivalent) euro-denominated first lien term facility (the "First Lien Euro Term Facility" and, together with the First Lien Dollar Term Facility, the "First Lien Term Facility") and a $45.0 million revolving facility (the "Revolving Facility" and together with the First Lien Term Facility, the "Facilities") (including the right to bring in additional lenders to provide commitments with respect to the Revolving Facility in an amount of up to $30.0 million and additional borrowing capacity available for letters of credit in an amount of up to $5.0 million). Our credit facilities are secured by substantially all of our assets.

The First Lien Term Facility accrues interest at a rate of LIBOR plus 3.75% (assuming a first lien net leverage ratio of less than 5.00:1.00), subject to a leverage-based step-up to an applicable margin equal to 4.00%. The First Lien Term Facility matures on June 3, 2026. The Revolving Facility matures on June 3, 2024.

The Revolving Facility includes borrowing capacity available for letters of credit of up to $5 million. Any issuance of letters of credit will reduce the amount available under the Revolving Facility.

In addition, the debt financing provides the borrowers with the option to increase commitments under the debt financing in an aggregate amount not to exceed the greater of $95.0 million and 100% of consolidated EBITDA for the four consecutive fiscal quarters most recently ended, plus any voluntary prepayments of the First Lien Term Facility (and, in the case of the revolving facility, to the extent such voluntary prepayments are accompanied by permanent commitment reductions under the Revolving Facility), plus unlimited amounts subject to the relevant net leverage ratio tests and certain other conditions.

The obligations of Ranpak Corp. (as successor to the initial borrower Ranger Packaging LLC), an Ohio corporation (the "U.S. Borrower") and Ranpak B.V., a private limited liability company under the laws of the Netherlands (the "Dutch Borrower" and together with the U.S. Borrower, the "Borrowers") under the Facilities and certain of its obligations under hedging arrangements and cash management arrangements are unconditionally guaranteed by Ranger Pledgor LLC, a Delaware limited liability company ("Holdings"), each existing and subsequently acquired or organized direct or indirect wholly-owned U.S. organized restricted subsidiary of Holdings (together with Holdings, the "U.S. Guarantors") and, solely with respect to the obligations of the Dutch Borrower or any Dutch Guarantor, each existing and subsequently acquired or organized direct or indirect wholly-owned Dutch organized restricted subsidiary of Holdings (the "Dutch Guarantors", and together with the U.S. Guarantors, the "Guarantors"), in each case, other than certain excluded subsidiaries. The Facilities are secured by (i) a first priority pledge of the equity interests of the Borrowers and of each direct, wholly-owned restricted subsidiary of any Borrower or any Guarantor and (ii) a first priority security interest in substantially all of the assets of the Borrowers and the Guarantors (in each case, subject to customary exceptions), provided that notwithstanding the foregoing, obligations of the U.S. Borrower and U.S. Guarantors under the Facilities were not secured by assets of the Dutch Borrower or any Dutch Guarantor.

The Revolving Facility requires the borrowers to maintain a maximum first lien net leverage ratio 9.10:1.00. This "springing" financial covenant is tested on the last day of each fiscal quarter, but only if on such date the sum of (i) the principal amount of outstanding revolving loans under the Revolving Facility, (ii) drawings on letters of credit under the Revolving Facility and (iii) the face amount of non-cash collateralized letters of credit under the Revolving Facility in excess of an amount to be set forth in the definitive documentation with respect to the debt financing exceeds 35% of the total revolving commitments under the Revolving Facility.

The senior secured credit facilities also contain a number of customary negative covenants. Such covenants, among other things, will limit or restrict the ability of each of the borrowers, their restricted subsidiaries, and where applicable, Holdings, to:

- incur additional indebtedness, issue disqualified stock and make guarantees;
- incur liens on assets;
- engage in mergers or consolidations or fundamental changes;
- sell assets;
- pay dividends and distributions or repurchase capital stock;
- make investments, loans and advances, including acquisitions;
- amend organizational documents;
- enter into certain agreements that would restrict the ability to pay dividends;
- repay certain junior indebtedness;
- engage in transactions with affiliates; and
- in the case of Holdings, engage in activities other than passively holding the equity interests in the borrowers and their subsidiaries.

The aforementioned restrictions are subject to certain exceptions including (i) the ability to incur additional indebtedness, liens, investments, dividends and distributions, and prepayments of junior indebtedness subject, in each case, to compliance with certain financial metrics and certain other conditions and (ii) a number of other traditional exceptions that grant the borrowers continued flexibility to operate and develop their businesses. The Facilities also require the borrowers to make mandatory prepayments of the term loans upon the occurrence of certain events, consisting of (i) an annual excess cash flow sweep of 50% of excess cash flow (as defined in the agreement governing the facilities) with step-downs to 25% if the first lien leverage ratio is less than or equal to 4.50:1.00 and greater than 4.00:1.00 and 0% if the first lien leverage ratio is less than or equal to 4.00:1.00, subject to certain

deductions; (ii) the receipt of certain insurance/condemnation proceeds or net proceeds from specified asset sales and sale-leasebacks, subject to step-downs based on the company's first lien leverage ratio; provided that in lieu of a prepayment we may instead reinvest such proceeds in specified assets subject to certain conditions, and (iii) the incurrence or issuance of non-permitted debt, following which we must pay 100% of specified net proceeds received in connection therewith. The senior secured credit facilities also contain certain customary representations and warranties, affirmative covenants and events of default.

Under the First Lien Term Facility agreement, our lower leverage ratio at December 31, 2020 required us to pay our lenders an $8.2 million exit payment fee (the "Exit Payment"), which was paid in the first quarter of 2021.

Amendment to First Lien Credit Facilities

On February 14, 2020, Ranger Packaging LLC, as the initial U.S. borrower, the Dutch Borrower, Holdings, certain other subsidiaries of Holdings, certain lenders party to Amendment No. 1 (herein defined) and Goldman Sachs Lending Partners LLC (the "Administrative Agent") entered into the Amendment No. 1 to First Lien Credit Agreement ("Amendment No. 1").

Among other things, the Amendment No. 1 amends the Facilities such that (x) the requirement of the Borrowers to apply a percentage of excess cash flow to mandatorily prepay term loans under the Facilities commences with the fiscal year ending December 31, 2021 (instead of the fiscal year ending December 31, 2020) and (y) the aggregate amount per fiscal year of capital stock of any parent company of the U.S. Borrower that is held by directors, officers, management, employees, independent contractors or consultants of the U.S. Borrower (or any parent company or subsidiary thereof) that the U.S. Borrower may repurchase, redeem, retire or otherwise acquire or retire for value has been increased to the greater of $10.0 million and 10% of Consolidated AEBITDA (as defined in the Facilities) (increased from the greater of $7.0 million and 7% of Consolidated AEBITDA) as of the last day of the most recently ended quarter for which financial statements have been delivered.

Borrower Assumption Agreement

On July 1, 2020, in the following order, (i) Rack Holdings Inc. merged with and into Ranger Packaging LLC, with Ranger Packaging LLC as the surviving entity of such merger and (ii) Ranger Packaging LLC merged with and into Ranpak Corp., with Ranpak Corp. as the surviving entity of such merger (clauses (i) and (ii) collectively, the "Reorganization"). Contemporaneously with the Reorganization, Ranger Packaging LLC, Ranpak Corp., Ranger Pledgor LLC, certain other subsidiaries of Ranger Pledgor LLC and Goldman Sachs Lending Partners LLC entered into the Borrower Assumption Agreement whereby, among other things, Ranpak Corp. assumed all obligations, liabilities and rights of Ranger Packaging LLC as the U.S. Borrower under the Facilities.

Permitted Exit Payment

As a result of making the Exit Payment to our lenders, we became eligible to enter into the Permitted Exit Payment Amendment (as defined in the Credit Agreement). On July 28, 2021, we entered into the Permitted Exit Payment to the Credit Agreement, which, among other things, would introduce additional exceptions to the negative covenant that restricts the ability of the Borrowers and their restricted subsidiaries from paying dividends and distributions or repurchasing capital stock. On July 28, 2021, the Permitted Exit Payment Amendment to the Credit Agreement became effective.

Cash Flows

The following table sets forth our summary cash flow information for the periods indicated:

	Year Ended December 31,			
	2022		**2021**	
Net cash provided by operating activities	$	1.1	$	54.3
Net cash used in investing activities		(37.9)		(69.8)
Net cash provided by (used in) financing activities		(4.5)		72.0
Effect of Exchange Rate Changes on Cash		0.2		(1.1)
Net Increase (Decrease) in Cash and Cash Equivalents		**(41.1)**		**55.4**
Cash and Cash Equivalents, beginning of period		103.9		48.5
Cash and Cash Equivalents, end of period	$	**62.8**	$	**103.9**

Cash Flows Provided by Operating Activities

Net cash provided by operating activities was $1.1 million in 2022. Cash provided by operating activities was $54.3 million in 2021. The changes in operating cash flows are largely due to the decreases in cash earnings due to increased input costs, increased SG&A, currency headwinds, investments in working capital, and the unrealized gain on our investment in Pickle.

Cash Flows Used in Investing Activities

Net cash used in investing activities was $37.9 million in 2022 and reflects cash received in termination of cross-currency swaps, cash used for production of converter equipment and the renovation of our global headquarters in Concord, Ohio, and an investment in Pickle. Cash used in investing activities was $69.8 million in 2021 and reflects cash used for production of converter equipment, technology infrastructure improvements, our acquisition of Recycold, and our investments in Pickle and Creapaper.

Cash Flows Provided by (Used in) Financing Activities

Net cash used in financing activities was $4.5 million in 2022 and reflects debt repayments, payments on finance lease liabilities, and tax payments for withholdings on stock compensation. Net cash provided by financing activities was $72.0 million in 2021 and reflects the May 2021 Equity Offering net proceeds of $103.4 million, offset by the June 2021 Prepayment of $20.9 million, and the $8.2 million Exit Payment.

Contractual Obligations and Other Commitments

We lease production and administrative facilities as well as automobiles, machinery and equipment. We have various contractual obligations and commercial commitments that are recorded as liabilities in our condensed consolidated financial statements. Other items, such as purchase obligations and other executory contracts, are not recognized as liabilities, but are required to be disclosed.

The table below presents our significant enforceable and legally binding obligations and future commitments as of December 31, 2022.

	Total		Less than 1 Year		1-3 Years		3-5 Years		More than 5 Years
Payments due by Period									
Contractual Obligations									
First Lien Term Facility[1]	$	395.4	$	1.5	$	3.0	$	390.9	$	-
Operating leases[2]		18.2		3.7		6.6		2.9		5.0
Finance leases[2]		37.7		2.6		4.3		3.7		27.1
Capital commitments[3]		10.5		10.5		-		-		-
Other non-current liabilities reflected on the registrant's balance sheet under GAAP[4]		0.8		0.2		0.4		-		0.2
Total	$	462.6	$	18.5	$	14.3	$	397.5	$	32.3

(1) Consists of cash obligations under the First Lien Term Facility, which are described in more detail in Note 11, *"Long-Term Debt"* in the notes to our Consolidated Financial Statements. Interest payments on the First Lien Term Facility are calculated quarterly using variable interest rates based on market indices and, as a result, are not readily determinable for this analysis.
(2) Includes estimated lease obligations for our new facilities in Shelton, Connecticut and Eygelshoven, The Netherlands. Lease inception occurred in 2021, however, lease commencement is not anticipated until sometime in 2023.
(3) Associated with the renovation of our global headquarters in Concord and our new facilities in Shelton, Connecticut and Eygelshoven, The Netherlands.
(4) Asset retirement obligation. See Note 18, *"Asset Retirement Obligation"* in the notes to our Consolidated Financial Statements for further detail.

Off-Balance Sheet Arrangements

We did not have any off-balance sheet arrangements as of December 31, 2022.

Critical Accounting Policies and Estimates

Our accounting principles and the methods of applying these principles are in accordance with U.S. GAAP, which often require the judgment of management in the selection and application of certain accounting principles and methods. We consider the following accounting policies to be critical to understanding our financial statements because the application of these policies requires significant judgment on the part of management, which could have a material impact on our financial statements. The following accounting policies include estimates that require management's subjective or complex judgments about the effects of matters that are inherently uncertain. For information on our significant accounting policies, including the policies discussed below, see Note 2, "*Basis of Presentation and Summary of Significant Accounting Policies*" to the audited consolidated financial statements included elsewhere in this Report.

Revenue Recognition. Revenue from contracts with customers is recognized under ASC Topic 606, *Revenue from Contracts with Customers* ("ASC 606") using a five-step model consisting of the following: (i) identify the contract with a customer; (ii) identify the

performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) we satisfy a performance obligation. Performance obligations are satisfied when we transfer control of a good or service to a customer, which can occur over time or at a point in time. The amount of revenue recognized is based on the consideration to which we expect to be entitled in exchange for those goods or services, including the expected value of variable consideration. The customer's ability and intent to pay the transaction price is assessed in determining whether a contract exists with the customer. If collectability of substantially all of the consideration in a contract is not probable, consideration received is not recognized as revenue unless the consideration is nonrefundable and we no longer have an obligation to transfer additional goods or services to the customer or collectability becomes probable.

Our revenue associated with our PPS business contains (i) a non-lease component (the paper consumables) accounted for as revenue under ASC 606 and (ii) a lease component (our PPS systems) accounted for as machine lease revenue under ASC Topic 842, *Leases* ("ASC 842"). Revenue for paper consumables is recognized based on shipping terms, which is the point in time the customer obtains control of the promised goods. Machine lease revenue is recognized on a straight-line basis over the terms of the PPS systems agreements with customers, which have durations of less than one year. Revenue for Automation equipment sales is recognized based on an input method of cost and effort incurred.

We sell our products to end-users primarily through an established distributor network and direct sales to select end-users. Sales taxes collected from customers and remitted to governmental authorities are accounted for on a net basis and therefore are excluded from net revenue on the Consolidated Statements of Operations.

Charges for rebates and other allowances are recognized as a deduction from revenue on an accrual basis in the period in which the associated revenue is recorded. When we estimate our rebate accruals, we consider customer-specific contractual commitments including stated rebate rates and history of actual rebates paid. Our rebate accruals are reviewed at each reporting period and adjusted to reflect data available at that time. We adjust the accruals to reflect any differences between estimated and actual amounts. These adjustments impact the amount of net revenue recognized by us in the period of adjustment. Charges for rebates and other allowances were approximately 10.0% and 7.4% of revenue in 2022 and 2021, respectively. Refer to Note 8, "*Revenue Recognition, Contracts with Customers,*" of the Notes to consolidated financial statements for further discussion of revenue.

We recognize incremental costs to obtain a contract as an expense when incurred if the amortization period of the asset that otherwise would have been recognized is one year or less. For example, we generally expense sales commissions when incurred because the contract term is less than one year. These costs are recorded within sales and marketing expenses.

Goodwill and Identifiable Intangible Assets, net. Goodwill represents the excess of the total purchase consideration over the fair value of the underlying net assets, largely arising from the assembled workforce, new customers and the replacement of customer and technology attrition. Goodwill is not subject to amortization but is tested for impairment annually as of October 1st, through a qualitative or quantitative assessment and when events and circumstances indicate that the estimated fair value of a reporting unit may no longer exceed its carrying value. If the carrying value of the reporting unit exceeds its fair value, an impairment loss is recognized in an amount equal to that excess, limited to the total amount of goodwill allocated to that reporting unit.

In determining our reporting units, we consider economic characteristics, nature of services and products, and relative size of components within our operating segments. The components within our operating segments tend to share assets and other resources within their respective operating segment. Products offered in the components within our operating segments are similar throughout their respective operating segment. Our analysis of these factors provides that our reporting units are consistent with our operating segments.

Identifiable intangible assets consist primarily of patents, customer/distributor relationships, and trademarks. We amortize definite-lived identifiable assets over the shorter of their stated or statutory duration or their estimated useful lives, generally ranging from 10 to 15 years, on a straight-line basis and periodically review them for impairment. Trademarks are accounted for as indefinite-lived intangible assets and, accordingly, are not subject to amortization.

We use the acquisition method of accounting for all business combinations and do not amortize goodwill or intangible assets with indefinite useful lives. Goodwill and intangible assets with indefinite useful lives are tested for possible impairment annually during the fourth quarter of each fiscal year or more frequently if events or changes in circumstances indicate that the asset might be impaired. We assess, use estimates, and make judgments regarding a variety of factors that may impact the fair value of the goodwill reporting unit or the intangible asset being tested. Such estimates and judgments include business plans, anticipated future cash flows, economic projections, and other market data. These estimates and judgments include, but are not limited to, projected revenues, operating margin, and discount rate. Because there are inherent uncertainties in these estimates and judgments, significant differences between these estimates and actual data may result in future impairment charges and could materially adversely affect our financial condition or results of operations.

Declining market conditions and the decline in our share price triggered interim testing for impairment as of September 1, 2022 (the "2022 Interim Tests"). The test for goodwill used unobservable inputs that required significant judgement and were performed using a combination of the Discounted Cash Flow Method and the Guideline Public Company Method in order to determine fair value. The test for indefinite-lived intangible assets also used unobservable inputs that required significant judgement and were performed using the Relief from Royalty Method in order to determine fair value. Upon completion of the 2022 Interim Tests, we concluded that each area was not impaired. However, the test for one of our goodwill reporting units that encompasses our business in Europe indicated that fair value of the reporting unit was close to approximating carrying value. The unobservable inputs that required significant judgment include estimates and assumptions affected by conditions specific to our businesses, economic conditions related to the industries in which we operate, and conditions in the global economy. Changes in these estimates and assumptions, especially considering the volatility in European markets in 2022, may result in an impairment charge for the Europe reporting unit. The assumptions that have the most significant effect on the fair values of our goodwill reporting units derived using the Discounted Cash Flow Method are (i) the expected long-term growth rate of our reporting units' cash flows and (i) the weighted average cost of capital ("WACC") for each reporting unit. A hypothetical decrease in the expected long-term growth rate by approximately 92 basis points would have resulted in a charge in the Europe reporting unit. Separately, a hypothetical increase in the WACC by approximately 74 basis points would have resulted in a charge in the Europe reporting unit. We believe that our estimates and assumptions used in the 2022 Interim Tests are reasonable but are subject to change from period to period. Actual results of operations and other factors may differ from the estimates used and it is possible that differences could be significant. A change in the estimates we use could result in a decline in the estimated fair values derived in the 2022 Interim Tests.

We then conducted an analysis of market data inputs and risk considerations in the thirty days between the 2022 Interim Tests and our annual testing date on October 1, 2022 (the "2022 Annual Assessment") and do not believe that market or risk considerations changed materially. Further, we had no substantial changes in our long-term projections between those used in the 2022 Interim Tests and the 2022 Annual Assessment. Therefore, we do not believe there were any material changes to the conclusions reached within the 2022 Interim Tests and such conclusions were also appropriate for the 2022 Annual Assessment with no impairment in goodwill and indefinite-lived intangible assets.

With our underperformance in the fourth quarter of 2022, we adjusted our projections downward to reflect more recent information. As previously noted, the 2022 Interim Tests provided that one of our goodwill reporting units that encompasses our business in Europe indicated that fair value of the reporting unit was close to approximating carrying value. This fact combined with the adjustment of our projections led us to conduct additional analysis on goodwill impairment, incorporating our adjusted projections as well as market and risk considerations (the "2022 Additional Goodwill Assessment"). The 2022 Additional Goodwill Assessment did not provide any material changes to the conclusions reached within the 2022 Interim Tests or the 2022 Annual Assessment, with no impairment in goodwill. See Note 9, "*Goodwill, Long-Lived and Identifiable Intangible Assets, net*" of the Notes to consolidated financial statements for further details.

If we fail an impairment test, any non-cash impairment charge may have an adverse effect on our results of operations and financial condition. We will continue to monitor events and circumstances for indicators of impairment in our reporting units, indefinite-lived intangible assets, and asset groups.

Impairment of Long-Lived Assets. We review our long-lived assets, including definite-lived intangible assets and property, plant, and equipment, for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. For these long-lived assets, an impairment loss is indicated when the undiscounted future cash flows estimated to be generated by the asset group are not sufficient to recover the carrying value of the asset group. If indicators exist, the loss is measured as the excess of carrying value over the asset groups' fair value, as determined based on discounted future cash flows, asset appraisals or market values of similar assets.

The determination of asset groups' undiscounted cash flows requires the use of estimates and judgments. Subsequent changes in undiscounted cash flows and their estimates and judgments could impact the determination of whether impairment exists in the future and whether the effects could materially adversely affect our financial condition or results of operations.

We conducted interim testing of our asset groups in the 2022 Interim Tests. The evaluation of our asset groups used unobservable inputs that required significant judgement and were performed using an undiscounted cash flow analysis where the undiscounted cash flows expected to be generated from the use and eventual disposition of the asset groups were compared to the carrying value of the asset groups. Upon completion of these tests, we concluded that the carrying values of our asset groups were recoverable and not impaired. As previously noted, we conducted an analysis of the thirty days between the 2022 Interim Tests and the 2022 Annual Assessment and do not believe that market or risk considerations changed materially, nor were there substantial changes in our long-term projections between those used in the 2022 Interim Tests and the 2022 Annual Assessment. Therefore, we do not believe there were any material changes to the conclusions reached within the 2022 Interim Tests and such conclusions were also appropriate for

the 2022 Annual Assessment with no impairment in our asset groups. See Note 5, "*Property, Plant and Equipment, net*" of the Notes to consolidated financial statements for further details.

Derivative Financial Instruments. We use derivatives as part of the normal business operations to manage our exposure to fluctuations in interest rates associated with variable interest rate debt and adverse fluctuations in foreign currency exchange rates and to decrease the volatility of cash flows affected by these fluctuations. We have established policies and procedures that govern the risk management of these exposures.

We use interest rate swap contracts to manage interest rate exposures. Derivatives are recorded in the Consolidated Balance Sheets at fair value in accrued expenses and other non-current liabilities. Changes in the fair value of derivatives designated as cash flow hedges are recorded in accumulated other comprehensive income (loss), and subsequently reclassified into earnings in the period the hedged forecasted transaction affects earnings. If a derivative is deemed to be ineffective, the change in fair value of the derivative is recognized directly in earnings. The changes in the fair values of derivatives not designated as hedges are recognized directly in earnings, as a component of interest expense.

We hedge some of our exposure to foreign currency translation with a cross-currency swap, designated as a net investment hedge. A cross-currency swap involves the receipt of fixed-rate amounts from a counterparty in exchange for us making fixed-rate payments over the life of the contract without exchange of the underlying notional amounts. The change in fair value of the cross-currency swap is recorded in currency translation in other comprehensive income (loss) and accumulated other comprehensive income (loss). Components of the cross-currency swap excluded from the assessment of effectiveness are amortized out of accumulated other comprehensive income (loss) and into interest expense over the life of the cross-currency swap to its maturity.

See Note 12, "*Derivative Instruments*," of the Notes to consolidated financial statements for further details.

Income Taxes. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, management considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

We record uncertain tax positions in accordance with the scope of the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 740, *Income Taxes* ("ASC 740") on the basis of a two-step process in which (i) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (ii) for those tax positions that meet the more-likely than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority.

Emerging Growth Company. Section 102(b)(1) of the Jumpstart Our Business Startups Act of 2012 ("JOBS Act") exempts an Emerging Growth Company ("EGC") from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act of 1933, as amended, registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. Previously, we elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an EGC, were allowed to adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our financial statements with another public company that is not an EGC or that is an EGC which has opted out of using the extended transition period, difficult or impossible because of the potential differences in accounting standards used. We ceased to be an EGC on December 31, 2021.

Recently Issued and Adopted Accounting Pronouncements

For recently issued and adopted accounting pronouncements, see Note 2, "*Basis of Presentation and Summary of Significant Accounting Policies*" to the audited consolidated financial statements included elsewhere in this Report.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Changes in interest rates affect the amount of interest income we earn on cash, cash equivalents and short-term investments and the amount of interest expense we pay on borrowings under the floating rate portions of our Facilities. A hypothetical 100 basis point increase or decrease in the applicable base interest rates under our credit facilities would have resulted in a $9.8 million impact on our cash interest expense for 2022. We use fixed interest rate swap agreements to manage this exposure.

In March 2020, we entered into the Second Amended January 2019 Swap (herein defined), which amended the Amended January 2019 Swap to a lower rate of 2.1% and extend its maturity to June 1, 2024. In July 2020, we entered into the Borrower Assumption Agreement, which details the Reorganization and the assumption of obligations, liabilities and rights under the Facilities.   In July 2021, we entered into the Permitted Exit Payment to the Credit Agreement, which, among other things, would introduce additional exceptions to the negative covenant that restricts the ability of the Borrowers and their restricted subsidiaries from paying dividends and distributions or repurchasing capital stock. Refer to Note 11, "*Long-Term Debt*" and Note 12, "*Derivative Instruments*" to the consolidated financial statements included elsewhere in this Report for additional information on our indebtedness and interest rate swap agreements.

On July 27, 2017, the United Kingdom's Financial Conduct Authority announced that it intends to stop persuading or compelling banks to submit LIBOR rates after 2021. It is expected that most, if not all, banks currently reporting information to set LIBOR will stop doing so at such time, which could either cause LIBOR publication to stop immediately or cause LIBOR's regulator to announce the discontinuation of its publication (and, during any such transition period, LIBOR may perform differently than in the past).

On November 30, 2020, ICE Benchmark Administration ("IBA"), the administrator of LIBOR, with the support of the United States Federal Reserve and the United Kingdom's Financial Conduct Authority, announced plans to consult on ceasing publication of USD LIBOR on December 31, 2021 for only the one week and two-month USD LIBOR tenors, and on June 30, 2023 for all other USD LIBOR tenors. While this announcement extends the transition period to June 2023, the United States Federal Reserve concurrently issued a statement advising banks to stop new USD LIBOR issuances by the end of 2021.

These reforms may also result in new methods of calculating LIBOR to be established, or alternative reference rates to be established. For example, in the U.S., a group convened by the Federal Reserve Board and the Federal Reserve Bank of New York, called the Alternative Reference Rate Committee ("ARRC") and comprised of a diverse set of private sector entities, has identified the Secured Overnight Financing Rate ("SOFR") as its preferred alternative rate for the U.S. LIBOR and the Federal Reserve Bank of New York has begun publishing SOFR daily, and central banks in several other jurisdictions have also announced plans for alternative reference rates for other currencies. Our existing indebtedness and interest rate swaps are based on one-month and three-month USD LIBOR tenors, which will transition in June 2023. We are evaluating the impacts of these changes, however, such impacts cannot yet be fully predicted and could have an adverse impact on our interest payment obligations under the Facilities and related interest rate swaps.

Foreign Currency Exchange Rate Risk

We are exposed to foreign currency exchange risk related to our transactions and subsidiaries' balances that are denominated in currencies other than USD, our reporting currency. See *"Effect of Currency Fluctuations"* in Item 7 previously for more information about Ranpak's foreign currency exchange rate exposure. We seek to naturally hedge our foreign exchange transaction exposure by matching the transaction currencies for our cash inflows and outflows and maintaining access to credit in the principal currencies in which we conduct business. Additionally, we hedge some of our exposure to foreign currency translation with a cross currency swap. Refer to Note 12, "*Derivative Instruments*" to the consolidated financial statements included elsewhere in this Report for additional information.

For 2022, net revenue denominated in currencies other than USD amounted to $190.2 million or 58.3% of our net revenue for the period. Substantially all of this amount was denominated in Euro. A 10% increase or decrease in the value of the Euro to USD would have caused our reported net revenue for 2022 to increase or decrease by approximately $19.2 million.

Commodity Price Risk

While our business is significantly impacted by price fluctuations related to the purchase, production and sale of paper products, we are typically not directly exposed to market price fluctuations in paper purchase or sale prices as we historically have negotiated prices with suppliers on an annual basis and negotiate prices with distributors reflecting competitive market terms. Our strategy has generally been to obtain competitive prices for our products and services and allow operating results to reflect market price movements dictated by supply and demand. However, due to global inflation and other macroeconomic factors, including COVID-19 and the conflict in Ukraine, we may be subject to significantly more commodity price volatility than we have historically experienced.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The following consolidated financial statements are filed as part of this Report.

Ranpak Holdings Corp.

To the Shareholders and Board of Directors of
Ranpak Holdings Corp.:

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Ranpak Holdings Corp. and subsidiaries (the Company) as of December 31, 2022, the related consolidated statements of operations and comprehensive income (loss), changes in shareholders' equity, and cash flows for the year ended and the related notes and financial statement schedule II (collectively, the consolidated financial statements).

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 31, 2023 expressed an adverse opinion on the effectiveness of the Company's internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Fair Value of the Europe Reporting Unit

As discussed in Notes 2 and 9 to the consolidated financial statements, the Company's Europe reporting unit had a goodwill balance of $107.9 million as of December 31, 2022. Goodwill is tested for possible impairment annually during the fourth quarter and more frequently if events or changes in circumstances indicate that the asset might be impaired. Declining market conditions and the decline in the Company's share price triggered interim testing for goodwill impairment as of September 1, 2022. The Company used a combination of the discounted cash flow method and the guideline public company method to estimate the fair value of its reporting units. Upon completion of this testing, the Company concluded that goodwill was not impaired, but the fair value of the Europe reporting unit was close to approximating its carrying value.

We identified the evaluation of the estimated fair value of the Europe reporting unit as a critical audit matter. A high degree of auditor judgment was required in assessing the estimated forecasted revenue growth rates, forecasted cost of sales, and the discount

rate used in the discounted cash flow method as part of the estimate of fair value. Changes to these assumptions could have significantly impacted the results of the impairment assessment, which increased the need for subjective auditor judgment in evaluating these assumptions underlying the estimate. Additionally, the audit effort associated with this estimate required specialized skills and knowledge.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the reasonableness of the Company's forecasted revenue growth rates and forecasted cost of sales by comparing them to historical operating results, customer and industry surveys, presentations, research, and other relevant supporting information. In addition, we involved valuation professionals with specialized skills and knowledge, who assisted in evaluating the discount rate by comparing it to a range of acceptable discount rates independently-developed using economic data and publicly available market data for comparable companies.

/s/ KPMG LLP

We have served as the Company's auditor since 2022.

Cleveland, Ohio
March 31, 2023

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of
Ranpak Holdings Corp.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Ranpak Holdings Corp. and subsidiaries (the "Company") as of December 31, 2021, the related consolidated statements of operations and comprehensive income (loss), changes in shareholders' equity, and cash flows, for each of the two years in the period ended December 31, 2021, and the related notes and the schedule listed in the Index at Item 15 (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte & Touche LLP
Cleveland, Ohio
February 28, 2022

We began serving as the Company's auditor in 2015. In 2022, we became the predecessor auditor.

Ranpak Holdings Corp.
Consolidated Statements of Operations
and Comprehensive Income (Loss)
(in millions, except share and per share data)

	Year Ended December 31,		
	2022	2021	2020
Paper revenue	$ 261.3	$ 321.4	$ 250.7
Machine lease revenue	50.1	47.7	39.6
Other revenue	15.1	14.8	7.9
Net revenue	**326.5**	**383.9**	**298.2**
Cost of goods sold	226.9	235.0	175.6
Gross profit	**99.6**	**148.9**	**122.6**
Selling, general and administrative expenses	105.5	98.3	72.5
Transaction costs	-	-	2.2
Depreciation and amortization expense	32.1	35.0	31.5
Other operating expense, net	4.5	3.4	4.7
Income (loss) from operations	**(42.5)**	**12.2**	**11.7**
Interest expense	20.7	22.4	30.2
Foreign currency (gain) loss	(2.2)	(5.3)	6.1
Other non-operating income, net	(4.3)	-	-
Loss before income tax benefit	**(56.7)**	**(4.9)**	**(24.6)**
Income tax benefit	(15.3)	(2.1)	(1.2)
Net loss	**$ (41.4)**	**$ (2.8)**	**$ (23.4)**
Two-class method			
Loss per share			
Basic	$ (0.51)	$ (0.04)	$ (0.32)
Diluted	$ (0.51)	$ (0.04)	$ (0.32)
Class A – earnings (loss) per share			
Basic	$ (0.51)	$ (0.04)	$ (0.32)
Diluted	$ (0.51)	$ (0.04)	$ (0.32)
Class C – earnings (loss) per share			
Basic	$ (0.51)	$ (0.03)	$ (0.32)
Diluted	$ (0.51)	$ (0.03)	$ (0.32)
Weighted average number of shares outstanding – Class A and C			
Basic	81,877,334	78,542,734	72,434,802
Diluted	81,877,334	78,542,734	72,434,802
Other comprehensive income (loss), before tax			
Foreign currency translation adjustments	$ (10.5)	$ (15.4)	$ 16.2
Interest rate swap adjustments	14.1	7.3	(11.3)
Cross-currency swap adjustments	3.3	2.3	-
Total other comprehensive income (loss), before tax	**6.9**	**(5.8)**	**4.9**
Provision (benefit) for income taxes related to other comprehensive income (loss)	4.3	2.3	(2.4)
Total other comprehensive income (loss), net of tax	**2.6**	**(8.1)**	**7.3**
Comprehensive loss, net of tax	**$ (38.8)**	**$ (10.9)**	**$ (16.1)**

See notes to consolidated financial statements.

Ranpak Holdings Corp.
Consolidated Balance Sheets
(in millions, except share data)

		December 31, 2022		December 31, 2021
Assets				
Current assets				
Cash and cash equivalents	$	62.8	$	103.9
Accounts receivable, net		33.0		43.7
Inventories, net		25.0		32.9
Income tax receivable		2.1		2.7
Prepaid expenses and other current assets		16.7		8.3
Total current assets		139.6		191.5
Property, plant and equipment, net		124.0		126.3
Operating lease right-of-use assets, net		6.0		6.6
Goodwill		446.7		453.0
Intangible assets, net		372.1		406.5
Deferred tax assets		0.6		0.1
Other assets		44.5		29.4
Total assets	$	**1,133.5**	$	**1,213.4**
Liabilities and Shareholders' Equity				
Current liabilities				
Accounts payable	$	24.3	$	33.5
Accrued liabilities and other		10.6		31.5
Current portion of long-term debt		1.3		1.0
Operating lease liabilities, current		2.0		2.4
Deferred machine fee revenue		0.9		3.1
Total current liabilities		39.1		71.5
Long-term debt		391.7		400.4
Deferred tax liabilities		80.8		97.7
Derivative instruments		3.7		2.4
Operating lease liabilities, non-current		4.0		4.3
Other liabilities		1.4		0.9
Total liabilities		520.7		577.2
Commitments and contingencies – Note 19				
Shareholders' equity				
Class A common stock, $0.0001 par, 200,000,000 shares authorized at December 31, 2022 and 2021 Shares issued and outstanding: 79,086,372 and 78,482,024 at December 31, 2022 and 2021, respectively		-		-
Convertible Class C common stock, $0.0001 par, 200,000,000 shares authorized at December 31, 2022 and 2021 Shares issued and outstanding: 2,921,099 at December 31, 2022 and 2021		-		-
Additional paid-in capital		704.3		688.9
Accumulated deficit		(96.7)		(55.3)
Accumulated other comprehensive income (loss)		5.2		2.6
Total shareholders' equity		612.8		636.2
Total liabilities and shareholders' equity	$	**1,133.5**	$	**1,213.4**

See notes to consolidated financial statements.

Ranpak Holdings Corp.
Consolidated Statements of Changes in Shareholders' Equity
(in millions, except share data)

	Common Stock				Additional Paid-In Capital	Accumulated Earnings (Deficit)	Accumulated Other Comprehensive Income (Loss)	Total
	Class A		Class C					
	Shares	Amount	Shares	Amount				
Balance at December 31, 2019	64,293,741	$ -	6,511,293	$ -	$ 557.5	$ (29.1)	$ 3.4	$ 531.8
Warrant exchange	4,422,564	-	-	-	-	-	-	-
Stock-based awards vested and distributed	202,723	-	-	-	-	-	-	-
Issue Director shares	86,031	-	-	-	-	-	-	-
Amortization of restricted stock units	-	-	-	-	7.2	-	-	7.2
Net loss	-	-	-	-	-	(23.4)	-	(23.4)
Other comprehensive income	-	-	-	-	-	-	7.3	7.3
Balance at December 31, 2020	69,005,059	-	6,511,293	-	564.7	(52.5)	10.7	522.9
May 2021 Equity Offering	5,250,000	-	-	-	103.4	-	-	103.4
Stock-based awards vested and distributed	541,433	-	-	-	(1.7)	-	-	(1.7)
Shareholder conversion of Class C to Class A	3,590,194	-	(3,590,194)	-	-	-	-	-
Issue Director shares	95,338	-	-	-	-	-	-	-
Amortization of restricted stock units	-	-	-	-	22.5	-	-	22.5
Net loss	-	-	-	-	-	(2.8)	-	(2.8)
Other comprehensive income	-	-	-	-	-	-	(8.1)	(8.1)
Balance at December 31, 2021	78,482,024	-	2,921,099	-	688.9	(55.3)	2.6	636.2
Stock-based awards vested and distributed	533,572	-	-	-	(2.9)	-	-	(2.9)
Issue Director shares	70,776	-	-	-	-	-	-	-
Amortization of restricted stock units	-	-	-	-	18.3	-	-	18.3
Net loss	-	-	-	-	-	(41.4)	-	(41.4)
Other comprehensive loss	-	-	-	-	-	-	2.6	2.6
Balance at December 31, 2022	79,086,372	$ -	2,921,099	$ -	$ 704.3	$ (96.7)	$ 5.2	$ 612.8

See notes to consolidated financial statements.

Ranpak Holdings Corp.
Consolidated Statements of Cash Flows
(in millions)

	Year Ended December 31,		
	2022	2021	2020
Cash Flows from Operating Activities			
Net loss	$ (41.4)	$ (2.8)	$ (23.4)
Adjustments to reconcile net loss to net cash provided by operating activities:			
Depreciation and amortization	69.0	73.6	62.7
Amortization of deferred financing costs	1.5	1.9	1.6
Loss on disposal of fixed assets	1.1	1.8	2.7
Deferred income taxes	(19.7)	(12.8)	(5.4)
Amortization of initial value of interest rate swap	(0.8)	(0.8)	(1.7)
Currency gain on foreign denominated debt and notes payable	(2.2)	(5.5)	6.0
Amortization of restricted stock units	18.3	22.5	7.2
Amortization of cloud-based software implementation costs	2.8	-	-
Unrealized gain on investments in small private businesses	(3.9)	-	-
Changes in operating assets and liabilities:			
(Increase) decrease in receivables, net	9.1	(6.9)	0.9
(Increase) decrease in inventory	7.6	(17.2)	(4.6)
(Increase) decrease in prepaid expenses and other assets	(1.6)	(0.5)	(0.9)
Increase (decrease) in accounts payable	(12.4)	5.7	10.3
Increase (decrease) in accrued liabilities	(14.4)	6.9	11.1
Change in other assets and liabilities	(11.9)	(11.6)	(2.7)
Net cash provided by operating activities	**1.1**	**54.3**	**63.8**
Cash Flows from Investing Activities			
Capital expenditures:			
Converter equipment	(31.6)	(42.3)	(25.8)
Other capital expenditures	(13.2)	(12.2)	(6.5)
Total capital expenditures	(44.8)	(54.5)	(32.3)
Cash paid for acquisitions and investments in small private businesses	(2.1)	(14.1)	-
Assets acquired	-	-	(1.3)
Cash inflow from settlement of net investment hedges	10.0	-	-
Patent and trademark expenditures	(1.0)	(1.2)	(0.9)
Net cash used in investing activities	**(37.9)**	**(69.8)**	**(34.5)**
Cash Flows from Financing Activities			
Proceeds from equity offerings, gross	-	104.0	-
Prepayments on term loan	-	(20.9)	-
Transaction costs of equity offerings	-	(0.6)	-
Principal payments on term loans	(1.1)	(1.6)	(1.6)
Payments on finance lease liabilities	(0.9)	(0.7)	-
Exit Payment	-	(8.2)	-
Tax payments for withholdings on stock-based awards distributed	(2.5)	-	-
Net cash provided by (used in) financing activities	**(4.5)**	**72.0**	**(1.6)**
Effect of Exchange Rate Changes on Cash	**0.2**	**(1.1)**	**1.1**
Net Increase (Decrease) in Cash and Cash Equivalents	**(41.1)**	**55.4**	**28.8**
Cash and Cash Equivalents, beginning of period	**103.9**	**48.5**	**19.7**
Cash and Cash Equivalents, end of period	**$ 62.8**	**$ 103.9**	**$ 48.5**

See notes to consolidated financial statements.

Ranpak Holdings Corp.
Notes to Consolidated Financial Statements
(in millions, except share and per share data)

Note 1 — Nature of Operations

We are a leading provider of environmentally sustainable, systems-based, product protection solutions and end-of-line automation solutions for e-commerce and industrial supply chains. Through our proprietary PPS systems and paper consumables, we offer a full suite of protective packaging solutions. Our business is global, with a strong presence in the United States and Europe.

Note 2 — Basis of Presentation and Summary of Significant Accounting Policies

Basis of Presentation — The accompanying consolidated financial statements have been prepared in accordance with U.S. GAAP and with instructions to Form 10-K and Rule 10-01 of the SEC Regulation S-X as they apply to annual financial information.

Principles of Consolidation — The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries prepared in conformity with U.S. GAAP. All intercompany balances and transactions have been eliminated in consolidation and certain immaterial prior year amounts have been reclassified consistent with current year presentation. All amounts are in millions, except share and per share amounts and are approximate due to rounding.

Use of Estimates — The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates include, among other items, assessing the collectability of receivables, asset retirement obligations, the use and recoverability of inventory, the estimation of fair value of financial instruments, the estimation of fair value of acquired assets and liabilities in a business combination and related purchase price allocation, assumptions used in the calculation of income taxes, useful lives and recoverability of tangible assets and goodwill and other intangible assets, costs for incentive compensation and accruals for commitments and contingencies. We review these estimates and assumptions periodically using historical experience and other factors and reflect the effects of any revisions in the consolidated financial statements in the period we determine any revisions to be necessary. Actual results could differ from these estimates and such differences could be material.

Revenue Recognition — Revenue from contracts with customers is recognized under ASC 606 using a five-step model consisting of the following: (i) identify the contract with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) we satisfy a performance obligation. Performance obligations are satisfied when we transfer control of a good or service to a customer, which can occur over time or at a point in time. The amount of revenue recognized is based on the consideration to which we expect to be entitled in exchange for those goods or services, including the expected value of variable consideration. The customer's ability and intent to pay the transaction price is assessed in determining whether a contract exists with the customer. If collectability of substantially all of the consideration in a contract is not probable, consideration received is not recognized as revenue unless the consideration is nonrefundable and we no longer have an obligation to transfer additional goods or services to the customer or collectability becomes probable.

We sell our products to end-users primarily through an established distributor network and direct sales to select end-users. Sales taxes collected from customers and remitted to governmental authorities are accounted for on a net basis and therefore are excluded from net revenue on the Consolidated Statements of Operations.

Charges for rebates and other allowances are recognized as a deduction from revenue on an accrual basis in the period in which the associated revenue is recorded. When we estimate our rebate accruals, we consider customer-specific contractual commitments including stated rebate rates and history of actual rebates paid. Our rebate accruals are reviewed at each reporting period and adjusted to reflect data available at that time. We adjust the accruals to reflect any differences between estimated and actual amounts. These adjustments impact the amount of net revenue recognized by us in the period of adjustment. Charges for rebates and other allowances were approximately 10.0%, 7.4%, and 10.9% of revenue in 2022, 2021, and 2020 respectively. Refer to Note 8, "*Revenue Recognition, Contracts with Customers*," for further discussion of revenue.

We recognize incremental costs to obtain a contract as an expense when incurred if the amortization period of the asset that otherwise would have been recognized is one year or less. For example, we generally expense sales commissions when incurred because the contract term is less than one year. These costs are recorded within SG&A expenses.

(in millions, except share and per share data)

Shipping and Handling Costs — Costs incurred for the transfer and delivery of goods to customers are recorded as a component of cost of goods sold. Shipping and handling costs totaled $5.7 million, $8.3 million, and $4.8 million in 2022, 2021, and 2020 respectively.

Advertising Costs — Advertising cost includes cost associated with trade shows. We expense advertising costs as incurred within SG&A expense. Advertising cost totaled $1.1 million, $0.9 million, and $0.7 million in 2022, 2021, and 2020 respectively.

R&D Costs — Typically, we expense R&D costs as incurred, however, we may capitalize into other assets certain R&D costs that are associated with R&D activities that lead to constructed assets with alternative future uses. Capitalized costs are then amortized into R&D expense. R&D expense and amortization of capitalized R&D assets are included within other operating expense, net and collectively totaled $3.6 million, $1.7 million, and $2.3 million in 2022, 2021, and 2020 respectively.

Cash and Cash Equivalents — Cash and cash equivalents include securities with original maturities of three months or less and cash in banks. In June 2021, we invested $70.0 million in a money market fund, which is classified as a cash equivalent because of its short-term, highly liquid nature that is readily convertible to cash. Unrealized gains or losses are included in other non-operating expense, net. Unrealized gains were $0.5 million in 2022 and were immaterial in 2021. The balance was approximately $30.5 million and $70.0 million at December 31, 2022 and 2021, respectively. The fair value of money market funds is considered Level 1 in the fair value hierarchy because they are securities traded in active markets. Refer to Note 14, "*Fair Value Measurement*" for further detail.

In May 2021, we completed a public offering of 4.5 million shares of Class A common stock. Additionally, the underwriters completed the exercise of an allotment option to sell an additional 0.8 million shares (the public offering and the allotment option collectively referred to as the "May 2021 Equity Offering"). Cash proceeds received in the May 2021 Equity Offering, net of underwriting fees, commissions, and transaction expenses, were $103.4 million. We used some of the proceeds to invest in a money market fund to generate short-term cash returns. Additionally, we prepaid $20.9 million of principal on the First Lien Dollar Term Facility in the June 2021 Prepayment. Refer to Note 11, "*Long-Term Debt*" for further detail.

Accounts Receivable — We provide credit in the normal course of business to our customers and do not require collateral. Trade receivables, less allowance for doubtful accounts, reflect the net realizable value of receivables and approximate fair value. We maintain an allowance against accounts receivable for the estimated probable losses on uncollectible accounts and sales returns and allowances. The valuation reserve is based upon geographic historical loss experience, current economic conditions within the industries we serve as well as determination of the specific risk related to certain customers. Accounts receivable are charged off against the reserve when, in management's estimation, further collection efforts would not result in a reasonable likelihood of receipt, or, if later, as proscribed by statutory regulations.

Inventories — Inventories consist of unprocessed and finished paper, as well as materials to produce automation machines. Inventories are stated at the lower of cost or net realizable value. Cost for all inventories is determined using a weighted average cost method applied on a consistent basis. An allowance for excess or inactive inventory is recorded based upon an analysis that considers current inventory levels, historical usage patterns, estimates of future sales expectations and salvage value. Refer to Note 4 "*Inventories, net*" for further detail.

Property, Plant, and Equipment — Property, plant, and equipment, including amounts under finance lease, are stated at cost less accumulated depreciation. Renewals and betterments that substantially extend the useful life of an asset are capitalized and depreciated. Leasehold improvements are depreciated over the lesser of the useful life of the asset or the applicable lease term. Depreciation and amortization are computed using the straight-line method over the estimated useful lives as follows:

	Estimated Useful Lives
Buildings and improvements	2 – 20 years
Machinery and equipment	2 – 10 years
Converting machines	2 – 5 years
Computer and office equipment	2 – 10 years

We consider converting machines that are returned for reconditioning to be only temporarily idled for a short period of time before they are returned to productive use, where we will continue to receive the ongoing benefit of the asset. Therefore, depreciation on

(in millions, except share and per share data)

these converting machines is not paused or ceased. When a converting machine undergoes a significant reconditioning, the useful life is evaluated and extended based on management's judgement.

Refer to Note 5 "*Property, Plant, and Equipment, net"* for further detail.

Capitalized Cloud-Based Software Implementation Costs — We are engaged with third party software service providers for cloud computing hosting arrangements for various functions across our business, including our ERP system, human resources information system, and customer relationship management system. In these arrangements, we do not take possession of the software, rather the software resides on the service providers' hardware and we access it remotely. Costs associated with implementation of cloud-based software are capitalized into other assets, then amortized over seven years into SG&A expenses. The net balance of capitalized cloud-based software implementation costs was $18.3 million at December 31, 2022. Amortization expense of capitalized cloud-based software implementation costs was $2.8 million in 2022. Amounts in 2021 and 2020 were not material.

Goodwill and Identifiable Intangible Assets, net — Goodwill represents the excess of the total purchase consideration over the fair value of the underlying net assets, largely arising from the assembled workforce, new customers and the replacement of customer and technology attrition.

Goodwill is not subject to amortization but is tested for impairment annually as of October 1st, through a qualitative or quantitative assessment and when events and circumstances indicate that the estimated fair value of a reporting unit may no longer exceed its carrying value. If the carrying value of the reporting unit exceeds its fair value, an impairment loss is recognized in an amount equal to that excess, limited to the total amount of goodwill allocated to that reporting unit.

Identifiable intangible assets consist primarily of patents, customer/distributor relationships, trademarks, and other intellectual property. We amortize definite lived identifiable assets over the shorter of their stated or statutory duration or their estimated useful lives, generally ranging from 10 to 15 years, on a straight-line basis and periodically review them for impairment. Trademarks are accounted for as indefinite-lived intangible assets and, accordingly, are not subject to amortization.

We use the acquisition method of accounting for all business combinations and do not amortize goodwill or intangible assets with indefinite useful lives. Goodwill and intangible assets with indefinite useful lives are tested for possible impairment annually during the fourth quarter of each fiscal year or more frequently if events or changes in circumstances indicate that the asset might be impaired. See Note 9, "*Goodwill, Long-Lived and Intangible Assets, net*" and Note 5, "*Property, Plant, and Equipment, net*" for further details.

Impairment of Long-Lived Assets — We review our long-lived assets, including definite-lived intangible assets and property, plant, and equipment, for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. For long-lived assets, an impairment loss is indicated when the undiscounted future cash flows estimated to be generated by the asset group are not sufficient to recover the carrying value of the asset group. If indicators exist, the loss is measured as the excess of carrying value over the asset group's fair value, as determined based on discounted future cash flows, asset appraisals or market values of similar assets. See Note 9, "*Goodwill, Long-Lived and Intangible Assets, net*" and Note 5, "*Property, Plant, and Equipment, net*" for further details.

Derivative Financial Instruments — We use derivatives as part of the normal business operations to manage our exposure to fluctuations in interest rates associated with variable interest rate debt and adverse fluctuations in foreign currency exchange rates and to decrease the volatility of cash flows affected by these fluctuations. We have established policies and procedures that govern the risk management of these exposures.

We use interest rate swap contracts to manage interest rate exposures. Derivatives are recorded in the Consolidated Balance Sheets at fair value in accrued liabilities and other and derivative instruments. Changes in the fair value of derivatives designated as cash flow hedges are recorded in accumulated other comprehensive income (loss), and subsequently reclassified into earnings in the period the hedged forecasted transaction affects earnings. If a derivative is deemed to be ineffective, the change in fair value of the derivative is recognized directly in earnings. The changes in the fair values of derivatives not designated as hedges are recognized directly in earnings, as a component of interest expense. Prior to September 25, 2019, we did not apply hedge accounting to our outstanding interest rate swap, and changes in fair value were recorded directly to interest expense.

We hedge some of our exposure to foreign currency translation with a cross-currency swap, designated as a net investment hedge. A cross-currency swap involves the receipt of fixed-rate amounts from a counterparty in exchange for us making fixed-rate payments

(in millions, except share and per share data)

over the life of the contract without exchange of the underlying notional amounts. The change in fair value of the cross-currency swap is recorded in currency translation in other comprehensive income (loss) and accumulated other comprehensive income (loss). Components of the cross-currency swap excluded from the assessment of effectiveness are amortized out of accumulated other comprehensive income (loss) and into interest expense over the life of the cross-currency swap to its maturity.

See Note 12, "*Derivative Instruments*," for further details.

Foreign Currency — The nature of business activities involves the management of various financial and market risks, including those related to changes in foreign currency exchange rates. The functional currency of our operating subsidiaries outside the U.S. is the applicable local currency. For those operations, assets and liabilities are translated at period-end exchange rates into Euros, then into USD. Revenues and expenses are translated using average monthly exchange rates into Euros, then into USD.

Commitments, Contingencies, and Litigation — On an ongoing basis, we assess the potential liabilities related to any lawsuits or claims brought against us. While it is typically very difficult to determine the timing and ultimate outcome of these actions, we use our best judgment to determine if it is probable that we will incur an expense related to the settlement or final adjudication of these matters and whether a reasonable estimation of the probable loss, if any, can be made. In assessing probable losses, we make estimates of the amount of insurance recoveries, if any. We accrue a liability when we believe a loss is probable and the amount of loss can be reasonably estimated. Due to the inherent uncertainties related to the eventual outcome of litigation and potential insurance recovery, it is possible that disputed matters may be resolved for amounts materially different from any provisions or disclosures that we have previously made. We expense legal costs as incurred.

Stock-Based Compensation — The Ranpak Holdings Corp. 2019 Omnibus Incentive Plan (the "2019 Plan") rewards employees and other individuals to perform at their highest level and contribute significantly to the success of the Company. The 2019 Plan is an omnibus plan that may provide these incentives through grants of stock options, stock appreciation rights, restricted stock, restricted stock units ("RSU" or "RSUs"), performance awards, other cash-based awards and other stock-based awards to employees, directors, or consultants of the Company. At the annual meeting in May 2021, shareholders approved an amendment to the 2019 Plan (the "Amended Plan") that authorized an additional 9.0 million shares for issuance for future awards.

We record stock-based compensation awards exchanged for employee services at fair value on the date of grant and record the expense for these awards in cost of sales and in SG&A expenses, as applicable, on our Consolidated Statements of Operations over the requisite employee service period. Stock-based compensation expense includes actual forfeitures incurred. For performance-based awards, we reassess at each reporting date whether achievement of the performance condition is probable and accrue compensation expense if and when achievement of the performance condition is probable.

See Note 20, "*Stock-Based Compensation*" for further information on the 2019 Plan, the Amended Plan, and stock-based compensation expense.

Employee Benefit Plans — Our U.S. employees participate in a defined contribution plan and health and life insurance plans sponsored by the Company. A subsidiary, Ranpak B.V., participates in a multiemployer benefit plan – Corporate Pension Fund for Cardboard and Flexible Packaging Business (the "B.V. Plan") – in the Netherlands, which provides retirement benefits to all Ranpak B.V. employees. As a participant in the multi-employer benefit plan, we recognize expense in each period for the required contributions to the multi-employer benefit plans. See Note 15, "*Employee Benefit Plans*" for further information about our benefit plans.

Income Taxes — We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

We recognize deferred tax assets to the extent that we believe these assets are more likely than not to be realized. In making such a determination, management considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we will be able to realize our deferred tax assets in the future in excess of their net recorded amount, we will make an adjustment to the deferred tax asset valuation allowance, which will reduce the provision for income taxes.

(in millions, except share and per share data)

We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (i) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (ii) for those tax positions that meet the more-likely than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority.

See Note 16, "*Income Taxes*" for further detail.

Leases — We lease automobiles, machinery, equipment, and warehouse and office buildings. We account for these leases in accordance with ASC 842 by recording right-of-use assets and lease liabilities. The right-of-use asset represents our right to use underlying assets for the lease term and the lease liability represents our obligation to make lease payments under the leases. We determine if an arrangement is or contains a lease at contract inception and exercise judgment and apply certain assumptions when determining the discount rate, lease term, and lease payments. ASC 842 requires a lessee to record a lease liability based on the discounted unpaid lease payments using the interest rate implicit in the lease or, if the rate cannot be readily determined, the incremental borrowing rate. Generally, we do not have knowledge of the rate implicit in the lease and, therefore, we use the incremental borrowing rate for a lease. The lease term includes the non-cancelable period of the lease plus any additional periods covered by an option to extend that we are reasonably certain to exercise.

For lease agreements that include lease and non-lease components, we combine lease and non-lease components for all classes of assets. Additionally, we elected to not record on the balance sheet leases with a term of twelve months or less.

Refer to Note 17, "*Leases*" for further detail.

Additionally, our revenue associated with our PPS business contains (i) a non-lease component (the paper consumables) accounted for as revenue under ASC 606 and (ii) a lease component (our PPS systems) accounted for as machine lease revenue under ASC 842. Machine lease revenue is recognized on a straight-line basis over the terms of the PPS systems agreements with customers, which have durations of less than one year.

Comprehensive Income (Loss) — Comprehensive income (loss) includes net income (loss) and other comprehensive income (loss) amounts attributable to foreign currency translation adjustments and the effect of our interest rate swap agreements and cross-currency swap agreement, net of tax, as applicable.

Net Earnings (Loss) per Share — Basic earnings per common share is calculated by dividing net earnings available to common stockholders by the weighted average number of common shares outstanding for the period. The two-class method is an earnings allocation formula that calculates basic and diluted net earnings per common share for each class of common stock separately based on dividends declared and participation rights in undistributed earnings. When calculating diluted net earnings per common share, the more dilutive effect of applying either of the following is presented: (a) the two-class method (described above) assuming that the participating security is not exercised or converted, or, (b) the treasury stock method for the participating security. Currently, we do not pay dividends or have any undistributed earnings, therefore, the calculation of diluted earnings per share is the same for either method.

See Note 22, "*Earnings (Loss) per Share*" for further details.

Emerging Growth Company — Section 102(b)(1) of the JOBS Act exempts an EGC from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act of 1933, as amended, registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. Previously, we elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an EGC, were allowed to adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our financial statements with another public company that is not an EGC or that is an EGC which has opted out of using the extended transition period, difficult or impossible because of the potential differences in accounting standards used. We ceased to be an EGC on December 31, 2021.

Investments in Small Private Businesses — In the third quarter of 2021, we paid consideration of $9.2 million in exchange for minority ownership interests in Pickle and Creapaper. We do not have power to direct the activities of these businesses and do not

(in millions, except share and per share data)

have significant economic exposure related to these investments. These investments do not require consolidation in our consolidated financial statements.

In the third quarter of 2022, we invested an additional $2.1 million in Pickle. Further, we adjusted the carrying value of our initial investment in Pickle due to an observable price change for a similar or identical investment, a Level 2 fair value measurement. This resulted in an unrealized gain of $3.9 million, which is recorded in other non-operating expense (income), net in the Consolidated Financial Statements. The adjusted value of our investment in Pickle, both individually and collectively with Creapaper, continues to be immaterial to our consolidated financial statements.

Supplemental Cash Flow Information and Non-Cash Investing Activities — Supplemental cash flow information is as follows:

	Year Ended December 31,		
	2022	2021	2020
Supplemental cash flow information			
Interest paid	$ 20.5	$ 21.7	$ 22.5
Income taxes paid	2.7	8.4	3.7
Non-cash increase in asset retirement obligation	$ -	$ -	$ 0.7
Non-cash investing activities			
Right-of-use assets obtained in exchange for lease liabilities	$ 2.4	$ 11.4	$ -
Equipment purchased under capital leases (ASC 840)	-	-	0.3
Capital expenditures in accounts payable	$ 0.1	$ -	$ 2.4

Recently Adopted Accounting Standards — We have adopted all applicable accounting standards and did not adopt any new accounting standards by the FASB in 2022.

Recently Issued Accounting Standards — In December 2022, the FASB issued Accounting Standards Update ("ASU") No. 2022-06, *Reference Rate Reform (Topic 848): Deferral of the Sunset Date of Topic 848* ("ASU 2022-06"), which gives optional guidance to provide relief for reference rate reform, where certain transactions have transitioned or are transitioning away from the London Interbank Offered Rate ("LIBOR") to other reference rates. Certain tenors of USD LIBOR are transferring from LIBOR by June 30, 2023, including one-month and three-month USD LIBOR, on which our existing indebtedness and interest rate swap agreements are based. ASU 2022-06 defers the sunset date of ASC Topic 848, *Reference Rate Reform* ("ASC 848") from December 31, 2022 to December 31, 2024 to ensure the relief in ASC 848 covers the period of time during which a significant number of modifications may take place. We are evaluating the effects of ASC 848 on the First Lien Term Dollar Facility and our interest rate swap agreements, as well as the impact on our financial statements and disclosures.

Note 3 — Accounts Receivable, net — The components of accounts receivable, net were as follows:

	December 31, 2022	December 31, 2021
Accounts receivable	$ 33.7	$ 44.7
Allowance for doubtful accounts	(0.7)	(1.0)
Accounts receivable, net	**$ 33.0**	**$ 43.7**

At December 31, 2022 and 2021, no customer's accounts receivable balances exceeded 10.0% of our accounts receivable balance.

Note 4 — Inventories, net — The components of inventories, net were as follows:

	December 31, 2022	December 31, 2021
Raw materials	$ 12.4	$ 19.5
Work-in-process	5.7	1.2
Finished goods	7.2	12.5
Total inventories	25.3	33.2
Reserve for obsolescence	(0.3)	(0.3)
Inventories, net	**$ 25.0**	**$ 32.9**

(in millions, except share and per share data)

Note 5 — Property, Plant and Equipment, net — The components of property, plant and equipment, net were as follows:

	December 31, 2022	December 31, 2021
Land	$ 4.0	$ 4.1
Buildings and improvements	13.3	9.2
Machinery and equipment	34.0	22.3
Computer and office equipment	11.5	12.7
Converting machines	182.8	164.1
Total property, plant, and equipment	245.6	212.4
Accumulated depreciation	(121.6)	(86.1)
Property, plant, and equipment, net	**$ 124.0**	**$ 126.3**

We did not capitalize any interest in the period presented. Refer to Note 17, "*Leases*" for further detail on finance leases and their relation to property, plant, and equipment under ASC 842.

We are required to evaluate the recoverability of the carrying amount of our long-lived asset groups whenever events or changes in circumstances indicate the carrying amount of our asset groups may not be recoverable. As previously noted, we conducted testing and analysis of our asset groups in the 2022 Interim Tests. The evaluation of our asset groups used unobservable inputs that required significant judgement and were performed using an undiscounted cash flow analysis where the undiscounted cash flows expected to be generated from the use and eventual disposition of the asset groups were compared to the carrying value of the asset groups. Upon completion of these tests, we concluded that the carrying values of our asset groups were recoverable and not impaired.

Depreciation expense recorded in cost of goods sold and depreciation and amortization expense in the Consolidated Statements of Operations was as follows:

	Year Ended December 31,		
Depreciation expense included in	**2022**	**2021**	**2020**
Cost of goods sold	$ 36.8	$ 38.6	$ 31.1
Depreciation and amortization expense	3.4	5.5	2.9
Total depreciation expense	**$ 40.2**	**$ 44.1**	**$ 34.0**

Note 6 – Accrued Liabilities and Other — The components of accrued liabilities and other were as follows:

	December 31, 2022	December 31, 2021
Employee compensation	$ 2.1	$ 1.5
Taxes	3.4	6.9
Professional fees	0.8	4.6
Bonus	0.7	10.1
Interest	1.9	1.7
Interest rate swap liability, current portion	-	3.8
Other	1.7	2.9
Accrued liabilities and other	**$ 10.6**	**$ 31.5**

Note 7 — Segment and Geographic Information

In accordance with ASC 280, *Segment Reporting* ("ASC 280"), we determined we have two operating segments which are aggregated into one reportable segment, Ranpak. The chief operating decision maker assesses the Company's performance and allocates resources based on the Company's consolidated financial information. The aggregation of the two operating segments is based on the Company's determination that, per ASC 280, the operating segments have similar economic characteristics, and are similar in all of the following areas: the nature of products and services, the nature of production processes, the type or class of customer for their products or services, and the methods used to distribute their products or provide their services. In addition, the operating segments were aggregated for purposes of determining whether segments meet the quantitative threshold for separate reporting.

(in millions, except share and per share data)

We attribute revenue and gross profit to individual countries based on the selling location. Our products are primarily sold from North America and Europe. As previously noted, segment gross profit includes certain depreciation and amortization expenses that are included in cost of goods sold:

	Year Ended December 31,		
	2022	**2021**	**2020**
Revenue			
North America	$ 134.7	$ 146.9	$ 127.4
Europe/Asia	191.8	237.0	170.8
Net revenue	**326.5**	**383.9**	**298.2**
Segment gross profit			
North America	41.8	53.9	50.7
Europe/Asia	57.8	95.0	71.9
Gross profit	**99.6**	**148.9**	**122.6**
Expenses excluded from segment gross profit			
Selling, general and administrative expenses	105.5	98.3	72.5
Transaction costs	-	-	2.2
Depreciation and amortization expense	32.1	35.0	31.5
Other operating expense, net	4.5	3.4	4.7
Interest expense	20.7	22.4	30.2
Foreign currency (gain) loss	(2.2)	(5.3)	6.1
Other non-operating income, net	(4.3)	-	-
Loss before income tax benefit	**$ (56.7)**	**$ (4.9)**	**$ (24.6)**

Our customers are not concentrated in any specific geographic region. During 2022, 2021, and 2020, no customers exceeded 10% of net revenue.

The following table presents our long-lived assets by segment and geographic location:

	December 31, 2022	**December 31, 2021**
North America	$ 65.4	$ 62.1
Europe/Asia	64.6	64.2
Total long-lived assets	**$ 130.0**	**$ 126.3**

Note 8 — Revenue Recognition, Contracts with Customers

Description of Revenue-Generating Activities. We employ sales, marketing and customer service personnel throughout the world who sell and market our products and services to and/or through a large number of distributors as well as directly to end-users. As discussed in Note 7, "*Segment and Geographic Information*," we have two operating segments which are aggregated into one reportable segment, Ranpak.

Identify Contract with the Customer. We sell paper consumables to two types of customers: distributor and direct. For both customer types, the customer is granted the right to use our machine(s) for which we charge an annual or quarterly fixed fee or may waive the fee at management's discretion. For both arrangement types, (i.e. fixed fee and waived fee), we have determined that there is a multiple element arrangement which contains a lease component (the right to use the machine) and a non-lease component (the paper consumables). The remainder of our revenue is derived from sales of Automation products. In association to the sale of Automation products, we sell extended warranties, preventative maintenance services, spare parts and spare part packages, and consulting services.

In paper consumables sales for both distributor agreements and direct agreements, we have determined the contract to be a combination of the master service agreement ("MSA") and purchase order ("PO"). The MSA contains general terms and conditions which govern the agreement, including general payment terms. Individual PO's must be placed underneath the terms of the MSA to order specific paper products which we promise to deliver. The PO contains relevant details of the contract including the type of paper, quantity, unit price, total price, as well as payment terms and estimated delivery date. Under the MSA, multiple PO's for one customer may be placed at or near the same time. In situations where there are multiple PO's issued at or near the same time to the same customer, we treat each PO in combination with the MSA as a separate contract for revenue recognition purposes.

To provide automation solution goods and services, an agreement is documented and agreed to between Ranpak and the customer. This is in the form of a proposal contract for automation machines with separate proposals for related goods and services. Typically, machines have their own proposal, and other related goods and services such as preventative maintenance, and spare parts have a separate proposal with these goods and services all detailed. These written agreements outline the terms and conditions for respective transactions between us and our customers and represent contracts with enforceable rights. For each type of contract, there are various levels of termination provisions that each party has.

We recognize revenue from each Automation product separately, on a contract by contract basis (i.e. by individual machine). We recognize revenue on maintenance contracts and spare parts separately from their Automation products. Each contract represents its own unit of accounting. Because Automation products are highly customized with no alternative use to another party and we have an enforceable right to payment for our costs if the customer breaches the contract, we recognize automation revenue over time. We use an input method, based on cost and effort incurred to recognize automation revenue.

Performance Obligations. Our paper consumables, automation equipment, and maintenance services are determined to be distinct performance obligations. Free on loan and leased equipment is typically identified as a separate lease component in scope of ASC 842.

Transaction Price and Variable Consideration. We have forms of variable consideration present in our contracts with customers, including rebates and other discounts. We estimate variable consideration using either the expected value method or the most likely amount method. We include in the transaction price some or all of an amount of variable consideration estimated to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved.

For all contracts that contain a form of variable consideration, we estimate at contract inception, and periodically throughout the term of the contract, what volume of goods and/or services the customer will purchase in a given period and determine how much consideration is payable to the customer or how much consideration we would be able to recover from the customer based on the structure of the type of variable consideration. In most cases the variable consideration in contracts with customers results in amounts payable to the customer by the Company. We adjust the contract transaction price based on any changes in estimates each reporting period and perform an inception to date cumulative adjustment to the amount of revenue previously recognized.

Charges for rebates and other allowances are recognized as a deduction from revenue on an accrual basis in the period in which the associated revenue is recorded. When we estimate our rebate accruals, we consider customer-specific contractual commitments including stated rebate rates and history of actual rebates paid. Our rebate accruals are reviewed at each reporting period and adjusted to reflect data available at that time. We adjust the accruals to reflect any differences between estimated and actual amounts. These adjustments of transaction price impact the amount of net revenue recognized by us in the period of adjustment.

We do not adjust consideration in contracts with customers for the effects of a significant financing component if we expect that the period between transfer of a good or service and payment for that good or service will be one year or less. This is expected to be the case for the majority of contracts.

Sales, value-added, and other taxes collected from customers and remitted to governmental authorities are excluded from revenue.

Allocation of Transaction Price. We determine the standalone selling price for a performance obligation sold on a standalone basis. We often offer rebates to customers in their contracts that are related to the amount of consumables purchased. We believe that this form of variable consideration should only be allocated to consumables because the entire amount of variable consideration relates to the customer's purchase of and our efforts to provide consumables.

Transfer of Control. Revenue is recognized when control of the promised goods or services is transferred to customers in an amount that reflects the consideration expected to be received in exchange for those goods or services. Revenue for paper consumables is recognized based on shipping terms, which is the point in time the customer obtains control of the promised goods. Revenue for Automation equipment sales is recognized based on an input method of cost and effort incurred over time. Maintenance revenue is recognized straight-line on the basis that the level of effort is consistent over the term of the contract. Lease components within contracts with customers are recognized in accordance with ASC 842 on a straight-line basis over the terms of the PPS systems agreements with customers, which have durations of less than one year.

(in millions, except share and per share data)

We allocate the consideration received from customers between the paper consumables and the converting machine based on an estimate of the relative standalone selling price. This allocation is done for presentation purposes and does not represent a significant difference in timing of revenue recognition.

The time between when a performance obligation is satisfied and when billing and payment occur is closely aligned and performance obligations do not extend beyond one year. The transfer of control of our products results in an unconditional right to receive consideration. Accordingly, we do not have any material contract assets as of December 31, 2022 and 2021.

Deferred revenue represents contractual amounts received from customers that exceed percentage of project completion that is in excess of costs incurred for automation equipment sales, as well as prepayments for machine fees that are amortized over the next quarter. Our enforceable contractual obligations have durations of less than one year and are included in current liabilities on the Consolidated Balance Sheets. During 2022 and 2021, substantially all of the beginning balance of deferred revenue was recognized into revenue. Beginning and ending balances of deferred revenue were as follows:

	Year Ended December 31,	
	2022	2021
Beginning balance	$ 3.1	$ 1.4
Ending balance	$ 0.9	$ 3.1

In addition to the disaggregation of revenue between paper, machine lease, and other revenue, we also disaggregate our revenue by segment geography to assist in evaluating the nature, timing, and uncertainty of revenue and cash flows that may be impacted by economic factors:

	Year Ended December 31,		
	2022	2021	2020
ASC 606			
North America	$ 111.0	$ 126.7	$ 110.9
Europe/Asia	165.4	209.5	147.7
Total paper and other revenue	$ 276.4	$ 336.2	$ 258.6
ASC 842			
Machine lease revenue	$ 50.1	$ 47.7	$ 39.6
Net revenue	**$ 326.5**	**$ 383.9**	**$ 298.2**

North America consists of the United States, Canada and Mexico, among others; Europe/Asia consists of European, Asian (including China), Pacific Rim, South American and African countries, among others.

Note 9 — Goodwill, Long-Lived and Intangible Assets, net

Goodwill and Indefinite-Lived Intangible Assets

Declining market conditions and the decline in our share price triggered the 2022 Interim Tests. The test for goodwill used unobservable inputs that required significant judgement and were performed using a combination of the Discounted Cash Flow Method and the Guideline Public Company Method in order to determine fair value. The test for indefinite-lived intangible assets also used unobservable inputs that required significant judgement and were performed using the Relief from Royalty Method in order to determine fair value. Upon completion of these tests, we concluded that each area was not impaired. However, the test for one of our goodwill reporting units that encompasses our business in Europe indicated that fair value of the reporting unit was close to approximating carrying value. We then conducted an analysis of market data inputs and risk considerations in the thirty days between the 2022 Interim Tests and the 2022 Annual Assessment and do not believe that market or risk considerations changed materially. Further, we had no substantial changes in our long-term projections between those used in the 2022 Interim Tests and the 2022 Annual Assessment. Therefore, we do not believe there were any material changes to the conclusions reached within the 2022 Interim Tests and such conclusions were also appropriate for the 2022 Annual Assessment with no impairment in goodwill and indefinite-lived intangible assets.

With our underperformance in the fourth quarter of 2022, we adjusted our projections downward to reflect more recent information. As previously noted, the 2022 Interim Tests provided that one of our goodwill reporting units that encompasses our business in Europe indicated that fair value of the reporting unit was close to approximating carrying value. This fact combined with the adjustment of our projections led us to conduct the 2022 Additional Goodwill Assessment on goodwill impairment, incorporating our

(in millions, except share and per share data)

adjusted projections as well as market and risk considerations. The 2022 Additional Goodwill Assessment did not provide any material changes to the conclusions reached within the 2022 Interim Tests or the 2022 Annual Assessment, with no impairment in goodwill.

As part of the Recycold acquisition in December 2021, we acquired €2.9 million (approximately $3.3 million) of goodwill and €0.2 million (approximately $0.2 million) of indefinite-lived intangible assets.

The following table shows our goodwill balances by operating segment that are aggregated into one reportable segment:

	North America	Europe	Total
Balance at December 31, 2020	$ 338.8	$ 119.6	$ 458.4
Acquisitions	-	3.3	3.3
Currency translation	-	(8.7)	(8.7)
Balance at December 31, 2021	338.8	114.2	453.0
Currency translation	-	(6.3)	(6.3)
Balance at December 31, 2022	**$ 338.8**	**$ 107.9**	**$ 446.7**

Definite-Lived Intangible Assets, net

Definite-lived or amortizable intangible assets consist of patented and unpatented technology, customer/distributor relationships, and other intellectual property.

As part of the Recycold acquisition in December 2021, we acquired €1.4 million (approximately $1.6 million) of intangible assets, including patents, customer/distributor relationships, and other intellectual property. The estimated useful lives of these assets range from 10 to 15 years.

Impairment of Long-lived Assets

As previously noted, we conducted testing and analysis of our asset groups in the 2022 Interim Tests. The evaluation of our asset groups used unobservable inputs that required significant judgement and were performed using an undiscounted cash flow analysis where the undiscounted cash flows expected to be generated from the use and eventual disposition of the asset groups were compared to the carrying value of the asset groups. Upon completion of these tests, we concluded that the carrying values of our asset groups were recoverable and not impaired.

The following tables summarize our identifiable intangible assets, net with definite and indefinite useful lives:

	December 31, 2022			December 31, 2021		
	Gross Carrying Amount	Accumulated Amortization	Net	Gross Carrying Amount	Accumulated Amortization	Net
Customer/distributor relationships	$ 195.5	$ (46.5)	$ 149.0	$ 201.7	$ (34.6)	$ 167.1
Patented/unpatented technology	171.6	(55.0)	116.6	171.9	(39.4)	132.5
Intellectual property	0.5	(0.2)	0.3	0.6	(0.1)	0.5
Total definite-lived intangible assets	367.6	(101.7)	265.9	374.2	(74.1)	300.1
Trademarks/tradenames with indefinite lives	106.2	-	106.2	106.4	-	106.4
Identifiable intangible assets, net	**$ 473.8**	**$ (101.7)**	**$ 372.1**	**$ 480.6**	**$ (74.1)**	**$ 406.5**

The following table shows the remaining estimated amortization expense for our definite-lived intangible assets at December 31, 2022:

Year	Amount
2023	$ 29.0
2024	28.9
2025	28.4
2026	28.1
2027	27.9
Thereafter	123.6
	$ 265.9

Amortization expense was $28.8 million, $29.5 million, and $28.7 million in 2022, 2021, and 2020, respectively.

(in millions, except share and per share data)

The following table shows the remaining weighted-average useful life of our definite lived intangible assets as of December 31, 2022:

	Remaining Weighted-Average Useful Life	
	December 31, 2022	**December 31, 2021**
Customer/distributor relationships	11 years	12 years
Patented/unpatented technology	8 years	9 years
Intellectual property	7 years	7 years
Total identifiable assets, net with definite lives	**10 years**	**11 years**

Note 10 — Acquisition

Recycold — In December 2021, we acquired Recycold. We accounted for the Recycold transaction under ASC 805, however, all amounts associated with this transaction are not material to the consolidated financial statements.

Note 11 — Long-Term Debt

In connection with Ranpak's business combination with One Madison Corporation, Holdings, the U.S. Borrower, and the Dutch Borrower entered into the Facilities. The First Lien Term Facility matures in 2026 and the Revolving Facility matures in 2024. In December 2019, we prepaid approximately $107.7 million on the First Lien Dollar Term Facility. As of December 31, 2022 and December 31, 2021, no amounts were outstanding under the Revolving Facility.

Long-term debt consisted of the following:

	December 31, 2022	December 31, 2021
First Lien Dollar Term Facility	$ 250.0	$ 250.0
First Lien Euro Term Facility	145.4	155.0
Finance lease liabilities	1.5	1.5
Deferred financing costs, net	(3.9)	(5.1)
Total debt	393.0	401.4
Less: current portion of long-term debt	(0.6)	(0.4)
Less: current portion of finance lease liabilities	(0.7)	(0.6)
Long-term debt	**$ 391.7**	**$ 400.4**

Maturities of the First Lien Term Facility at December 31, 2022 are as follows:

Year Ended	Amount
2023	$ 1.5
2024	1.5
2025	1.5
2026	390.9
2027	-
Thereafter	-
Total	**$ 395.4**

Borrowings under the Facilities, at the Borrowers' option, bear interest at either (i) an adjusted eurocurrency rate or (ii) a base rate, in each case plus an applicable margin. The applicable margin is 3.75% with respect to eurocurrency borrowings and 2.75% with respect to base rate borrowings as of December 31, 2022 and December 31, 2021, (in each case, assuming a first lien net leverage ratio of less than 5.00:1.00), subject to a leverage-based step-up to an applicable margin equal to 4.00% for eurocurrency borrowings 3.00% with respect to base rate borrowings. The interest rate for the First Lien Dollar Term Facility as of December 31, 2022 and December 31, 2021 was 7.88% and 3.85%, respectively. The interest rate for the First Lien Euro Term Facility as of December 31, 2022 and December 31, 2021 was 5.25% and 3.95%, respectively.

The Revolving Facility includes borrowing capacity available for standby letters of credit of up to $5.0 million. Any issuance of letters of credit will reduce the amount available under the Revolving Facility. As of December 31, 2022, we had $2.4 million committed to outstanding letters of credit, leaving net availability under the Revolving Facility at $42.6 million.

(in millions, except share and per share data)

The Facilities will provide the Borrowers with the option to increase commitments under the Facilities in an aggregate amount not to exceed the greater of $95.0 million and 100% of Consolidated EBITDA (as defined in the definitive documentation with respect to the Facilities) for the four consecutive fiscal quarters most recently ended, plus any voluntary prepayments of the First Lien Term Facility (and, in the case of the Revolving Facility, to the extent such voluntary prepayments are accompanied by permanent commitment reductions under the Revolving Facility), plus unlimited amounts subject to the relevant net leverage ratio tests and certain other conditions.

The obligations of the Borrowers under the Facilities and certain of their obligations under hedging arrangements and cash management arrangements are unconditionally guaranteed by Holdings, the U.S. Guarantors and, solely with respect to the obligations of the Dutch Borrower or any Dutch Guarantor, the Dutch Guarantors, in each case, other than certain excluded subsidiaries. The Facilities are secured by (i) a first priority pledge of the equity interests of the Borrowers and of each direct, wholly-owned restricted subsidiary of any Borrower or any Guarantor and (ii) a first priority security interest in substantially all of the assets of the Borrowers and the Guarantors (in each case, subject to customary exceptions), provided that notwithstanding the foregoing, obligations of the U.S. Borrower and U.S. Guarantors under the Facilities were not secured by assets of the Dutch Borrower or any Dutch Guarantor.

The Facilities impose restrictions that require the Company to comply with or maintain certain financial tests and ratios. Such agreements restrict our ability to, among other things: (i) declare dividends or redeem or repurchase capital stock, including with respect to Class A common stock; (ii) prepay, redeem or purchase other debt; (iii) incur liens; (iv) make loans, guarantees, acquisitions and other investments; (v) incur additional indebtedness; (vi) engage in sale and leaseback transactions; (vii) amend or otherwise alter debt and other material agreements; (viii) engage in mergers, acquisitions and asset sales; (ix) engage in transactions with affiliates; and (x) enter into arrangements that would prohibit us from granting liens or restrict our ability to pay dividends, make loans or transfer assets among our subsidiaries. In addition, the Facilities require the Company to make mandatory prepayments of term loans upon the occurrence of certain events, consisting of (i) an annual excess cash flow sweep of 50% of excess cash flow (as defined in the First Lien Term Facility agreement) with step-downs to 25% if the first lien leverage ratio is less than or equal to 4.50:1.00 and greater than 4.00:1.00 and 0% if the first lien leverage ratio is less than or equal to 4.00:1.00, subject to certain deductions; (ii) the receipt of certain insurance/condemnation proceeds or net proceeds from certain asset sales and sale-leasebacks, subject to step-downs based on the company's first lien leverage ratio; provided that in lieu of a prepayment the Company may instead reinvest such proceeds specified assets subject to certain conditions, and (iii) the incurrence or issuance of non-permitted debt, following which the Company must pay 100% of specified net proceeds received in connection therewith. We were in compliance with all financial covenants as of December 31, 2022. No mandatory prepayments are required as of December 31, 2022.

On February 14, 2020, Ranger Packaging LLC, as the initial U.S. borrower, the Dutch Borrower, Holdings, certain other subsidiaries of Holdings, certain lenders party to Amendment No. 1 and the Administrative Agent entered into the Amendment No. 1.

Among other things, the Amendment No. 1 amends the Facilities such that (x) the requirement of the Borrowers to apply a percentage of excess cash flow to mandatorily prepay term loans under the Facilities commences with the fiscal year ending December 31, 2021 (instead of the fiscal year ending December 31, 2020) and (y) the aggregate amount per fiscal year of capital stock of any parent company of the U.S. Borrower that is held by directors, officers, management, employees, independent contractors or consultants of the U.S. Borrower (or any parent company or subsidiary thereof) that the U.S. Borrower may repurchase, redeem, retire or otherwise acquire or retire for value has been increased to the greater of $10.0 million and 10% of Consolidated AEBITDA (as defined in the Facilities) (increased from the greater of $7.0 million and 7% of Consolidated AEBITDA) as of the last day of the most recently ended quarter for which financial statements have been delivered.

On July 1, 2020, contemporaneously with the Reorganization, Ranger Packaging LLC, Ranpak Corp., Ranger Pledgor LLC, certain other subsidiaries of Ranger Pledgor LLC and Goldman Sachs Lending Partners LLC entered into the Borrower Assumption Agreement whereby, among other things, Ranpak Corp. assumed all obligations, liabilities and rights of Ranger Packaging LLC as the U.S. Borrower under the Facilities.

Under the First Lien Term Facility agreement, our lower leverage ratio at December 31, 2020 required us to pay our lenders the $8.2 million Exit Payment, which was paid in the first quarter of 2021. This amount is included in interest expense, net in 2020.

Additionally, as a result of making the Exit Payment to our lenders, we became eligible to enter into the Permitted Exit Payment Amendment (as defined in the Credit Agreement) to the Credit Agreement which, among other things, would introduce additional exceptions to the negative covenant that restricts the ability of the Borrowers and their restricted subsidiaries from paying dividends and distributions or repurchasing capital stock. On July 28, 2021, the Permitted Exit Payment Amendment to the Credit Agreement became effective.

(in millions, except share and per share data)

Deferred financing costs represent costs incurred in connection with the issuance or amendment of our debt agreements. Deferred financing costs are amortized over the terms of the related debt and recognized as a component of interest expense in the Consolidated Statements of Operations and Comprehensive Income (Loss). Deferred financing costs related to our First Lien Term Facility are included in long-term debt on the Consolidated Balance Sheets. Deferred financing costs related to our Revolving Facility are included in other assets. The following table presents deferred financing costs as of December 31, 2022 and 2021:

	December 31, 2022	December 31, 2021
Deferred financing costs	$ 12.7	$ 12.7
Accumulated amortization	(8.3)	(6.8)
Deferred financing costs, net	**$ 4.4**	**$ 5.9**

As a result of the June 2021 Prepayment, we accelerated the amortization of approximately $0.3 million of deferred financing costs, which is included in interest expense in 2021.

Note 12 — Derivative Instruments

We use derivatives as part of the normal business operations to manage our exposure to fluctuations in interest rates associated with variable interest rate debt and fluctuations in foreign currency translation associated with our global business presence. These derivatives can help decrease the volatility of cash flows affected by changes in interest rates and foreign currency exchange rates.

On January 31, 2019, the Company entered into a business combination contingent interest rate swap in a notional amount of $200.0 million (the "January 2019 Swap") to hedge part of the floating interest rate exposure under the First Lien Dollar Term Facility. The January 2019 Swap became effective on June 3, 2019 and will terminate on June 3, 2022. The January 2019 Swap economically converts a portion of the variable rate debt to fixed rate debt. The Company receives floating interest payments monthly based on one-month LIBOR and pays a fixed rate of 2.56% to the counterparty. Prior to September 25, 2019, the Company did not apply hedge accounting to the January 2019 Swap. Changes in fair value were recorded to interest expense.

On September 25, 2019, the Company amended the January 2019 Swap to extend its term to mature on June 1, 2023 and lower the rate to 2.31% (the "Amended January 2019 Swap"). We concurrently entered into an incremental $50.0 million notional swap at 1.5% and maturing on June 1, 2023 (the "September 2019 Swap").

Additionally, on September 25, 2019, we designated as cash flow hedges the Amended January 2019 Swap and the September 2019 Swap and applied hedge accounting. Interest rate swaps designated as cash flow hedges involve the receipt of variable amounts from a counterparty in exchange for us making fixed-rate payments over the life of the contract agreements without exchange of the underlying notional amount. Changes in fair value are recorded in accumulated other comprehensive income and subsequently reclassified into interest expense in the same period during which the hedged transaction affects earnings.

On March 27, 2020, we entered into an interest rate swap that amended the Amended January 2019 Swap to a lower rate of 2.1% and extended the maturity to June 1, 2024 (the "Second Amended January 2019 Swap"). We designated the Second Amended January 2019 Swap as a cash flow hedge and applied hedge accounting.

A summary of our interest rate swaps is as follows:

Interest Rate Swap Agreements	Designation	Maturity Date	Rate	Notional Value	Debt Instrument Hedged	Percentage of Debt Instrument Outstanding
December 31, 2022						
September 2019 Swap	Cash flow hedge	June 1, 2023	1.50%	$ 50.0	First Lien Dollar Term Facility	20%
Second Amended January 2019 Swap	Cash flow hedge	June 1, 2024	2.09%	200.0	First Lien Dollar Term Facility	80%
				$ 250.0		**100%**
December 31, 2021						
September 2019 Swap	Cash flow hedge	June 1, 2023	1.50%	$ 50.0	First Lien Dollar Term Facility	20%
Second Amended January 2019 Swap	Cash flow hedge	June 1, 2024	2.09%	200.0	First Lien Dollar Term Facility	80%
				$ 250.0		**100%**

The Second Amended January 2019 Swap contains an insignificant financing element that is amortized over the term of the hedging relationship.

(in millions, except share and per share data)

As of December 31, 2022, we anticipate having to reclassify $6.3 million from accumulated other comprehensive income (loss) into earnings during the next twelve months to offset the variability of the hedged items during this period.

On September 1, 2021, we entered into a cross-currency swap (the "September 2021 Swap") to protect our net investment in a European subsidiary and hedge against the risk of adverse changes in the exchange rate of the Euro and USD. On September 1, 2021, we designated the September 2021 Swap as a net investment hedge. The September 2021 Swap involves the receipt of fixed-rate amounts from a counterparty in exchange for us making fixed-rate payments over the life of the contract without exchange of the underlying notional amounts. At a spot exchange rate of 1.1835, we converted notional amounts of approximately $80.0 million at 5.84% for €67.6 million at 5.02%. The change in fair value of the September 2021 Swap is recorded in currency translation in other comprehensive income (loss) and accumulated other comprehensive income (loss). Components of the September 2021 Swap excluded from the assessment of effectiveness are amortized out of accumulated other comprehensive income (loss) and into interest expense over the life of the September 2021 Swap to maturity on June 1, 2024.

In February 2022, we terminated the September 2021 Swap. The resulting cash inflow of approximately $2.1 million is recorded within other comprehensive income. We simultaneously entered into another cross-currency swap (the "February 2022 Swap") and designated it as a net investment hedge. The February 2022 Swap involves the receipt of fixed-rate amounts from a counterparty in exchange for us making fixed-rate payments over the life of the contract without exchange of the underlying notional amounts. At a spot exchange rate of 1.1345, we converted notional amounts of approximately $80.0 million at 5.84% for €70.5 million at 4.37%. The change in fair value of the February 2022 Swap is recorded in currency translation in other comprehensive income (loss) and accumulated other comprehensive income. Components of the February 2022 Swap excluded from the assessment of effectiveness are amortized out of accumulated other comprehensive income and into interest expense over the life of the February 2022 Swap to maturity on June 1, 2024.

In April 2022, we terminated the February 2022 Swap, resulting in a cash inflow of approximately $2.8 million, which is recorded within other comprehensive income. We simultaneously entered into another cross-currency swap (the "April 2022 Swap") and designated it as a net investment hedge. The April 2022 Swap involves the receipt of fixed-rate amounts from a counterparty in exchange for us making fixed-rate payments over the life of the contract without exchange of the underlying notional amounts. At a spot exchange rate of 1.0827, we converted notional amounts of approximately $80.0 million at 5.84% for €73.9 million at 3.93%. The change in fair value of the April 2022 Swap is recorded in currency translation in other comprehensive income (loss) and accumulated other comprehensive income. Components of the April 2022 Swap excluded from the assessment of effectiveness are amortized out of accumulated other comprehensive income and into interest expense over the life of the April 2022 Swap to maturity on June 1, 2024. In July 2022, we terminated the April 2022 Swap, resulting in a cash inflow of approximately $5.1 million, which is recorded within other comprehensive income.

In November 2022, we entered into a cross currency swap (the "November 2022 Swap") and designated it as a net investment hedge. The November 2022 Swap involves the receipt of fixed-rate amounts from a counterparty in exchange for us making fixed-rate payments over the life of the contract without exchange of the underlying notional amounts. At a spot exchange rate of 1.0205, we converted notional amounts of approximately $80.0 million at 5.84% for €78.4 million at 3.95%. The change in fair value of the November 2022 Swap is recorded in currency translation in other comprehensive income (loss) and accumulated other comprehensive income (loss). Components of the November 2022 Swap excluded from the assessment of effectiveness are amortized out of accumulated other comprehensive income (loss) and into interest expense over the life of the November 2022 Swap to maturity on June 1, 2024.

(in millions, except share and per share data)

The following table summarizes the total fair value of derivative assets and liabilities and the respective classification in the Consolidated Balance Sheets as of December 31, 2022 and December 31, 2021. The net amount of derivatives can be reconciled to the tabular disclosure of fair value in Note 14, "*Fair Value Measurement*":

	Balance Sheet Classification	Assets (Liabilities) December 31, 2022	Assets (Liabilities) December 31, 2021
Interest Rate Swap Agreements			
Designated as cash flow hedges	Accrued liabilities and other	$ -	$ (3.8)
Designated as cash flow hedges	Derivative instruments	-	(2.4)
Designated as cash flow hedges	Prepaid expenses and other current assets	6.3	-
Designated as cash flow hedges	Other assets	1.8	-
		$ 8.1	**$ (6.2)**
Cross-Currency Swap Agreement			
Designated as net investment hedge	Other assets	$ -	$ 2.3
Designated as net investment hedge	Derivative instruments	(3.7)	-
		$ (3.7)	**$ 2.3**

The following table presents the effect of our derivative financial instruments on our Consolidated Statements of Operations. The income effects of our derivative activities are reflected in interest expense:

	Year Ended December 31, 2022	2021	2020
Total interest expense presented in the statement of operations	$ 20.7	$ 22.4	$ 30.2
Interest rate swap agreements designated as cash flow hedges	(0.1)	3.9	2.2
Cross-currency swap agreement designated as net investment hedge, amounts excluded from effectiveness testing	$ (1.2)	$ (0.3)	$ -

The activity of our derivative financial instruments is reflected in cash flows from operating activities in our Consolidated Statements of Cash Flows. The cash inflow of $10.0 million from the settlements of net investment hedges in 2022 in reflected in cash flows from investing activities in our Consolidated Statements of Cash Flows.

Note 13 — Accumulated Other Comprehensive Income (Loss)

Accumulated other comprehensive income (loss) is a separate line within the Consolidated Statements of Changes in Shareholders' Equity that presents our other comprehensive income (loss) that has not been reported as part of net income (loss). The components of accumulated other comprehensive income (loss) at December 31, 2022 and December 31, 2021 were as follows:

	December 31, 2022		
	Gross Balance	Tax Effect	Net Balance
Foreign currency translation	$ (8.0)	$ -	$ (8.0)
Unrealized gain (loss) on interest rate swaps	11.0	(2.4)	8.6
Unrealized gain (loss) on cross-currency swap	(3.9)	0.9	(3.0)
Realized gain (loss) on cross-currency swap	10.0	(2.4)	7.6
Total	**$ 9.1**	**$ (3.9)**	**$ 5.2**

	December 31, 2021		
	Gross Balance	Tax Effect	Net Balance
Foreign currency translation	$ 2.5	$ -	$ 2.5
Unrealized gain (loss) on interest rate swaps	(3.2)	1.0	(2.2)
Unrealized gain (loss) on cross-currency swap	2.9	(0.6)	2.3
Total	**$ 2.2**	**$ 0.4**	**$ 2.6**

(in millions, except share and per share data)

The following table presents the changes in accumulated other comprehensive income (loss) by component for 2022 and 2021:

	Year Ended December 31, 2022				
	Foreign currency translation	Unrealized gain (loss) on interest rate swaps	Unrealized gain (loss) on cross-currency swap	Realized gain (loss) on cross-currency swap	Total
Beginning balance	$ 2.5	$ (2.2)	$ 2.3	$ -	**$ 2.6**
Other comprehensive income (loss) before reclassifications	(10.5)	14.0	(5.6)	7.6	**5.5**
Amounts reclassified from accumulated other comprehensive income (loss)	-	(3.2)	0.3	-	**(2.9)**
Ending balance	**$ (8.0)**	**$ 8.6**	**$ (3.0)**	**$ 7.6**	**$ 5.2**

	Year Ended December 31, 2021				
	Foreign currency translation	Unrealized gain (loss) on interest rate swaps	Unrealized gain (loss) on cross-currency swap	Realized gain (loss) on cross-currency swap	Total
Beginning balance	$ 17.9	$ (7.2)	$ -	$ -	**$ 10.7**
Other comprehensive income (loss) before reclassifications	(15.4)	11.2	2.0	-	**(2.2)**
Amounts reclassified from accumulated other comprehensive income (loss)	-	(6.2)	0.3	-	**(5.9)**
Ending balance	**$ 2.5**	**$ (2.2)**	**$ 2.3**	**$ -**	**$ 2.6**

The following tables present the reclassifications out of accumulated other comprehensive income (loss) for 2022, 2021, and 2020:

Year Ended December 31, 2022

Details about accumulated other comprehensive income (loss)	**Reclassification**	**Affected line item on statement**
Change in fair value of derivative swap agreements		
Interest rate swap agreements	$ (0.1)	Interest expense, net
Interest rate swap agreements – tax effect	3.3	Income tax expense
Cross-currency swap agreement	(1.2)	Interest expense, net
Cross-currency swap agreement – tax effect	0.9	Income tax expense
Total reclassifications	**$ 2.9**	**Net of tax**

Year Ended December 31, 2021

Details about accumulated other comprehensive income (loss)	**Reclassification**	**Affected line item on statement**
Change in fair value of derivative swap agreements		
Interest rate swap agreements	$ 3.9	Interest expense, net
Interest rate swap agreements – tax effect	2.3	Income tax expense
Cross-currency swap agreement	(0.3)	Interest expense, net
Cross-currency swap agreement – tax effect	-	Income tax expense
Total reclassifications	**$ 5.9**	**Net of tax**

Year Ended December 31, 2020

Details about accumulated other comprehensive income (loss)	**Reclassification**	**Affected line item on statement**
Change in fair value of derivative swap agreements		
Interest rate swap agreements	$ 2.5	Interest expense, net
Tax effect	(2.4)	Income tax benefit
Total reclassifications	**$ 0.1**	**Net of tax**

Note 14 — Fair Value Measurement

Financial instruments are required to be categorized within a valuation hierarchy based upon the lowest level of input that is significant to the fair value measurement. Assets and liabilities recorded at fair value are measured and classified in accordance with a three-tier fair value hierarchy based on the observability of the inputs available in the market used to measure fair value:

- *Level 1* — Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

(in millions, except share and per share data)

- *Level 2* — Inputs that are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant inputs are observable in the market or can be derived from observable market data.
- *Level 3* — Unobservable inputs that are supported by little or no market activities.

The carrying values of cash and cash equivalents (primarily consisting of bank deposits and a money market fund), accounts receivable and accounts payable approximate their fair values due to the short-term nature of these instruments as of December 31, 2022 and December 31, 2021.

The following table provides the carrying amounts, estimated fair values and the respective fair value measurements of our financial instruments as of December 31, 2022 and December 31, 2021:

		Fair Value Measurements		
	Carrying Amount	**Level 1**	**Level 2**	**Level 3**
December 31, 2022				
Money market fund	$ 30.5	$ 30.5	$ -	$ -
Current and long-term debt	396.9	-	388.7	-
Interest rate swap agreements	8.1	-	8.1	-
Cross-currency swap agreement	$ 3.7	$ -	$ 3.7	$ -
December 31, 2021				
Money market fund	$ 70.0	$ 70.0	$ -	$ -
Current and long-term debt	406.5	-	406.5	-
Interest rate swap agreements	6.2	-	6.2	-
Cross-currency swap agreement	$ 2.3	$ -	$ 2.3	$ -

The valuation techniques and inputs used for fair value measurements categorized within Level 1 include quoted prices in active markets that are readily and regularly available. Accordingly, the money market fund is considered a Level 1 measurement and its carrying value approximates value fair due to the short-term nature of the investment.

The valuation techniques and inputs used for fair value measurements categorized within Level 2 include quoted comparable prices from market inputs. Generally, these fair value measures are model-based valuation techniques such as discounted cash flows or option pricing models using our own estimates and assumptions or those expected to be used by market participants. We determine our valuation policies and procedures and analyze changes in fair value measurements from period to period by using an industry standard market approach, in which prices and other relevant information are generated by market transactions involving identical or comparable assets or liabilities. No financial instruments were measured using unobservable inputs.

The fair value of outstanding long-term debt is based on prices and other relevant information generated by market transactions involving identical or comparable debt instruments, which represents a Level 2 measurement. Derivative positions are classified within Level 2 of the valuation hierarchy as they are valued using quoted market prices for similar assets and liabilities in active markets. The interest rate swaps are valued utilizing an income approach, which discounts future cash flow based upon current market expectations and adjustments for credit risk, each of which are considered Level 2 inputs. The cross-currency swap is valued utilizing forward and spot prices for currencies and LIBOR forward curves, which are considered Level 2 inputs.

Note 15 — Employee Benefit Plans

Defined Contribution Plan. We maintain a 401(k) defined contribution savings and retirement plan (the "Plan") for substantially all of our U.S. employees. Subject to Internal Revenue Code limitations, an employee may elect to contribute an amount up to 25% of compensation during each plan year. The Plan provides for matching contributions of 50% of each employee's voluntary contributions up to a maximum matching contribution of 3% of the employee's compensation. The Plan also permits unmatched employee after-tax contributions subject to certain limitations. Total employer contributions made under the Plan were approximately $0.5 million, $0.5 million, and $0.4 million for 2022, 2021, and 2020, respectively.

Multiemployer Benefit Plan. We maintain and participate in multiemployer benefit plans in various European countries. The largest of these is the B.V. Plan in the Netherlands, which provides retirement benefits to Ranpak B.V. employees. In accordance with the collective labor agreements and Dutch laws, employee and employer contributions are paid to a third-party retirement fund

(in millions, except share and per share data)

administrator. Per Dutch laws, the retirement plans are required to be fully funded. Employer contributions into these various European multiemployer plans were approximately $1.2 million, $1.2 million, and $4.1 million for 2022, 2021, and 2020, respectively.

Note 16 — Income Taxes

The components of earnings and loss before income tax expense (benefit) were as follows:

	Year Ended December 31,		
	2022	2021	2020
Domestic	$ (40.0)	$ (8.6)	$ (26.8)
Foreign	(16.7)	3.7	2.2
Total	**$ (56.7)**	**$ (4.9)**	**$ (24.6)**

The components of our income tax expense (benefit) were as follows:

	Year Ended December 31,		
	2022	2021	2020
Current tax expense			
Federal	$ 0.2	$ 2.1	$ (0.5)
State	0.5	1.1	0.3
Foreign	3.7	7.5	4.0
Total current tax expense	**4.4**	**10.7**	**3.8**
Deferred tax expense (benefit)			
Federal	(9.7)	(6.8)	(3.8)
State	(2.1)	(1.1)	(1.9)
Foreign	(7.9)	(4.9)	0.7
Total deferred tax benefit	**(19.7)**	**(12.8)**	**(5.0)**
Total income tax benefit	**$ (15.3)**	**$ (2.1)**	**$ (1.2)**

The differences between income taxes expected at the U.S. federal statutory income tax rate and the reported income tax expense (benefit) are summarized as follows:

	Year Ended December 31,		
	2022	2021	2020
Income tax benefit at statutory rate	$ (11.9)	$ (1.0)	$ (5.2)
U.S. state income taxes	(1.7)	(0.1)	(1.7)
Tax related to foreign activities	(0.9)	0.1	0.4
U.S. federal tax credits	(0.1)	(0.1)	(0.4)
Return to provision adjustments	(0.4)	(1.2)	0.5
Remeasurement of deferred taxes	-	0.8	3.8
Stock-based compensation windfall	(0.8)	(1.0)	-
Global intangible low-taxed income	-	-	1.3
Non-deductible compensation	0.2	0.5	-
Foreign-derived intangible income deduction	-	(1.2)	(0.1)
Uncertain tax positions	0.1	0.9	-
Other, net	0.2	0.2	0.2
Income tax benefit	**$ (15.3)**	**$ (2.1)**	**$ (1.2)**
Effective tax rate	**27.3%**	**42.7%**	**6.2%**

Deferred income taxes arise from temporary differences between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements, which will result in taxable or deductible amounts in the future. Deferred tax assets (liabilities) consisted of the following:

(in millions, except share and per share data)

	December 31, 2022	December 31, 2021
Deferred tax assets		
Unrealized foreign currency exchange	$ -	$ 0.3
Stock-based compensation	8.4	5.4
Net operating losses and credits	2.1	1.3
Non-deductible interest carryforward	10.1	6.0
Other	1.6	1.0
Total deferred tax assets	**22.2**	**14.0**
Valuation allowance	(1.1)	(0.9)
Deferred tax assets, net	**21.1**	**13.1**
Deferred tax liabilities		
Depreciation	(7.1)	(10.9)
Amortization	(90.7)	(100.1)
Derivative instruments	(1.8)	-
Unrealized foreign currency exchange	(1.9)	-
Total deferred tax liabilities	**(101.5)**	**(111.0)**
Deferred tax liabilities, net before unrecognized tax benefits	**(80.4)**	**(97.9)**
Deferred tax impact of unrecognized tax benefits	0.2	0.2
Deferred tax assets (liabilities), net after unrecognized tax benefits	**$ (80.2)**	**$ (97.7)**

In evaluating our ability to recover our deferred tax assets in the jurisdiction from which they arise, we consider all available positive and negative evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax-planning strategies, and results of recent operations. In evaluating the objective evidence that historical results provide, we consider all available positive and negative evidence. Negative evidence includes, but is not limited to, cumulative losses in recent years; a history of operating loss or tax credit carryforwards expiring unused; losses expected in early future years; unsettled circumstances; profit levels on a continuing basis in future years; and carryback or carryforward periods that would limit realization of tax benefits. Positive evidence includes, but is not limited to, future reversals of existing taxable temporary differences; future taxable income exclusive of reversing temporary differences and carryforwards; taxable income in prior year(s) if carryback is permitted under the tax law; and tax-planning strategies.

As of December 31, 2022 and 2021, we had $1.0 million and $1.3 million, respectively, in federal net operating loss carryforwards that expire in 2033 through 2039; $0.2 million and $0.1 million, respectively, of tax benefits related to state net operating loss carryforwards, which expire in 2023 through 2038; and $6.7 million and $3.7 million, respectively, of foreign net operating loss carryforwards, a portion of which expire in 2026 through 2027, with the remainder subject to an indefinite carryforward period. Management does not believe it is more likely than not that a portion of the foreign net operating losses will be utilized. In recognition of this risk, we have provided a valuation allowance at December 31, 2022 and 2021 of $1.1 million and $0.9 million, respectively, which was recorded through income tax expense.

In the U.S., IRC Section 382 imposes a limitation on the utilization of net operating losses ("NOL"), credit carryforwards, built-in losses, and built-in deductions after an ownership change. We experienced an ownership change within the meaning of IRC Section 382 as a result of Ranpak's business combination with One Madison Corporation. We performed a calculation of this limitation and determined the carryforwards will not be restricted or limited.

We consider the undistributed earnings of our foreign subsidiaries as of December 31, 2022 to be indefinitely reinvested and, accordingly, no U.S. income taxes have been provided thereon. As of December 31, 2022, the amount of undistributed earnings and profits associated with indefinitely reinvested foreign earnings was approximately $62.1 million. We do not anticipate the need to repatriate funds to the U.S. to satisfy domestic liquidity needs arising in the ordinary course of business.

We are subject to taxation in the United States (federal, state, local) and foreign jurisdictions. As of December 31, 2022, tax years 2019 through 2022 are subject to examination by the tax authorities.

The components of our unrecognized tax benefits were as follows:

(in millions, except share and per share data)

	Year Ended December 31,		
	2022	2021	2020
Unrecognized income tax benefits at the beginning of the period	$ 1.8	$ 2.9	$ 1.4
Increases related to prior year tax positions	-	0.7	-
Decreases related to prior year tax positions	-	(1.6)	-
Increases related to current year tax positions	0.2	-	1.4
Foreign currency impact	(0.1)	(0.2)	0.1
Unrecognized income tax benefits at the end of the period	**$ 1.9**	**$ 1.8**	**$ 2.9**

As of December 31, 2022 and 2021, we had unrecognized income tax benefits of $1.9 million and $1.8 million, respectively, that would impact the effective tax rate if recognized. As of December 31, 2022 and 2021, we had accrued interest and penalties of $0.4 million. We recognize interest and penalties related to unrecognized tax benefits in income tax expense (benefit) in the Consolidated Statements of Operations. Accrued interest and penalties are included in accrued liabilities and other in the Consolidated Balance Sheets. Pursuant to ASC 740, as of each balance sheet date, we assess our uncertain tax positions to determine whether factors underlying the sustainability assertion have changed.

On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”) was signed into law. The CARES Act includes several significant business tax provisions that, among other things, would eliminate the taxable income limit for certain NOLs and allow businesses and individuals to carry back NOLs arising in 2018, 2019, and 2020 to the five prior tax years; suspend the excess business loss rules under section 461(l); accelerate refunds of previously generated corporate AMT credits; generally loosen the business interest limitation under section 163(j) from 30 percent to 50 percent (special partnership rules apply); and fix the “retail glitch” for qualified improvement property in the Tax Cuts and Jobs Act (the “TCJA”) (TCJA, Public Law 115-97). ASC 740 requires that the tax effects of changes in tax laws or rates be recorded discretely as a component of the income tax provision related to continuing operations in the period of enactment. We recorded any applicable impact from the CARES Act in the first quarter of 2020.

Note 17 — Leases

We lease automobiles, machinery, equipment, warehouses, and office buildings. We account for these leases in accordance with ASC 842 by recording right-of-use assets and lease liabilities. The right-of-use asset represents our right to use underlying assets for the lease term and the lease liability represents our obligation to make lease payments under the leases. We determine if an arrangement is or contains a lease at contract inception and exercise judgment and apply certain assumptions when determining the discount rate, lease term, and lease payments. ASC 842 requires a lessee to record a lease liability based on the discounted unpaid lease payments using the interest rate implicit in the lease or, if the rate cannot be readily determined, the incremental borrowing rate. Generally, we do not have knowledge of the rate implicit in the lease and, therefore, we use the incremental borrowing rate for a lease. The lease term includes the non-cancelable period of the lease plus any additional periods covered by an option to extend that we are reasonably certain to exercise.

Operating leases and finance leases are included in the Consolidated Balance Sheets as follows:

	Classification	December 31, 2022	December 31, 2021
Lease assets			
Operating lease right-of-use assets, net	Assets	$ 6.0	$ 6.6
Finance lease right of use assets, net	Property, plant, and equipment, net	1.4	1.5
Total lease assets		**$ 7.4**	**$ 8.1**
Lease liabilities			
Operating lease liabilities, current	Current liabilities	$ 2.0	$ 2.4
Operating lease liabilities, non-current	Non-current liabilities	4.0	4.3
Finance lease liabilities, current	Current portion of long-term debt	0.7	0.6
Finance lease liabilities, non-current	Long-term debt	0.8	0.9
Total lease liabilities		**$ 7.5**	**$ 8.2**

The components of lease costs, which are included in income (loss) from operations in our Consolidated Statements of Operations, were as follows:

(in millions, except share and per share data)

	Year Ended December 31, 2022	Year Ended December 31, 2021
Operating leases		
Operating lease costs	$ 3.2	$ 2.8
Variable lease costs	0.2	0.3
Total operating lease costs	**$ 3.4**	**$ 3.1**
Finance leases		
Amortization of right-of-use asset	$ 0.8	$ 0.6
Interest on finance lease liabilities	0.1	0.1
Total finance lease costs	**$ 0.9**	**$ 0.7**

Under ASC 840, rental expense was $2.1 million in 2020.

Maturities of lease liabilities as of December 31, 2022 are as follows:

	Operating	Finance	Total
2023	$ 2.2	$ 0.8	$ 3.0
2024	1.8	0.5	2.3
2025	1.6	0.2	1.8
2026	0.7	0.1	0.8
2027	0.2	-	0.2
2028 and Thereafter	-	-	-
Total lease payments	**6.5**	**1.6**	**8.1**
Less lease interest	(0.5)	(0.1)	(0.6)
Total lease liabilities	**$ 6.0**	**$ 1.5**	**$ 7.5**

Additional information related to leases is presented as follows:

	December 31, 2022	December 31, 2021
Operating leases		
Weighted average remaining lease term	3.3 years	3.5 years
Weighted average discount rate	5.4%	3.8%
Finance leases		
Weighted average remaining lease term	2.5 years	3.0 years
Weighted average discount rate	3.4%	3.3%

	Year Ended December 31, 2022	Year Ended December 31, 2021
Cash paid for amounts included in the measurement of lease liabilities		
Operating cash flows from operating leases	$ 3.0	$ 2.7
Financing cash flows from finance leases	0.9	0.7
Total cash paid	**$ 3.9**	**$ 3.4**
Leased assets obtained in exchange for new operating lease liabilities	$ 1.8	$ 9.2
Leased assets obtained in exchange for new finance lease liabilities	0.6	2.2
Right-of-use assets obtained in exchange for lease liabilities	**$ 2.4**	**$ 11.4**

As previously noted, our machine lease revenue is accounted for under ASC 842 and is recognized on a straight-line basis over the terms of the PPS systems agreements with customers, which have durations of less than one year. Refer to Note 2, "*Basis of Presentation and Summary of Significant Accounting Policies*" for further detail.

(in millions, except share and per share data)

Note 18 — Asset Retirement Obligation

Asset retirement obligations as a result of required land remediation or reclamation activities are recorded in other non-current liabilities in the Consolidated Balance Sheets. Accretion expense is immaterial. Changes in the asset retirement obligation during 2022 and 2021 was as follows:

	Year Ended December 31, 2022	Year Ended December 31, 2021
Beginning balance	$ 0.7	$ 0.7
Accretion	-	-
Currency adjustments	0.1	-
Ending balance	**$ 0.8**	**$ 0.7**

Note 19 — Commitments and Contingencies

Litigation

We are subject to legal proceedings and claims that arise in the ordinary course of our business. Management evaluates each claim and provides for potential loss when the claim is probable to be paid and reasonably estimable. While adverse decisions in certain of these litigation matters, claims and administrative proceedings could have a material effect on a particular period's results of operations, subject to the uncertainties inherent in estimating future costs for contingent liabilities, management believes that any future accruals with respect to these currently known contingencies would not have a material effect on the financial condition, liquidity or cash flows of the Company. There are no amounts required to be reflected in these consolidated financial statements related to contingencies for 2022 and 2021.

Environmental Matters

Our operations are subject to extensive and changing U.S. federal, state and local laws and regulations, as well as the laws of other countries that establish health and environmental quality standards. These standards, among others, relate to air and water pollutants and the management and disposal of hazardous substances and wastes. We are exposed to potential liability for personal injury or property damage caused by any release, spill, exposure or other accident involving such pollutants, substances or wastes. There are no amounts required to be reflected in these consolidated financial statements related to environmental contingencies.

Management believes the Company is in compliance, in all material respects, with environmental laws and regulations and maintains insurance coverage to mitigate exposure to environmental liabilities. Management does not believe any environmental matters will have a material adverse effect on the Company's future consolidated results of operations, financial position or cash flows.

Guarantees

We issue bank guarantees from time to time for various purposes that arise out of the normal course of business. These amounts are immaterial for all periods presented.

Capital Commitments

As of December 31, 2022, capital commitments relating to property, plant, and equipment amount to $10.5 million. This amount is associated with the renovation of our global headquarters in Concord and our new facilities in Shelton, Connecticut and Eygelshoven, The Netherlands. We anticipate fulfilling these capital commitments in 2023.

Note 20 — Stock-Based Compensation

We expense the fair value of grants of various stock-based compensation programs over the vesting period of the awards. Stock compensation expense is recorded in selling, general, and administrative expenses in the Consolidated Statements of Operations. Awards granted are recognized as compensation expense based on the grant date fair value, estimated in accordance with ASC 718, *Compensation – Stock Compensation*. The grant date fair value is the closing price of our stock on the grant date. Failure to satisfy the threshold service or performance conditions results in the forfeiture of shares. Forfeiture of share awards with service conditions or performance-based restrictions results in a reversal of previously recognized share-based compensation expense so long as the awards were probable of vesting. Stock compensation expense includes actual forfeitures incurred.

(in millions, except share and per share data)

The table below summarizes certain data for our stock-based compensation plans:

	Year Ended December 31,		
	2022	2021	2020
Stock-based compensation expense	$ 18.3	$ 22.5	$ 7.2
Tax (expense) benefit for stock-based compensation	0.7	1.2	1.5
Stock-based compensation expense, net of tax	**$ 19.0**	**$ 23.7**	**$ 8.7**

The Ranpak Holdings Corp. 2019 Omnibus Incentive Plan (the "2019 Plan") rewards employees and other individuals to perform at their highest level and contribute significantly to the success of the Company. The 2019 Plan is an omnibus plan that may provide these incentives through grants of stock options, stock appreciation rights, restricted stock, restricted stock units ("RSU" or "RSUs"), performance awards, other cash-based awards and other stock-based awards to employees, directors, or consultants of the Company.

At the annual meeting in May 2021, shareholders approved an amendment to the 2019 Plan (the "Amended Plan") that authorized an additional 9.0 million shares for issuance for future awards. As of December 31, 2022, the pool of shares in the 2019 Plan is summarized as follows:

2019 Plan	Quantity
Maximum allowed for issuance	13,118,055
Awards granted	(6,356,046)
Awards forfeited	1,334,150
Available for future awards	**8,096,159**
Awards vested	2,058,160

Restricted Stock Units — RSUs represent a right to receive one share of our common stock that is both nontransferable and forfeitable unless and until certain conditions are satisfied. Certain RSUs vest ratably over a two-year period while others vest over a one-year period. The fair value of RSUs is determined on the grant date and is amortized over the vesting period on a ratable basis.

Performance-Based Restricted Stock Units — Performance-based restricted stock units ("PRSU" or "PRSUs") represent a right to receive, to the extent vested and earned, one share of our common stock. Our PRSUs generally follow two forms. One form of PRSU vests over a three-year period with the number of the awards to be earned determined at the end of the initial one-year performance period, based upon attainment of specific business performance goals during such initial one-year performance period. If certain minimum performance levels are not attained in the initial one-year performance period, the awards will be automatically forfeited before vesting. The awards are variable in that PRSUs earned could range from 0% to 150% of the target number of PRSUs granted, contingent on the performance level attained. The fair value of our PRSUs is determined on the grant date. Compensation cost for these awards is recognized based on the probability of achievement of the performance-based conditions.

In connection with the shareholders approving the Amended Plan, certain executive officers and key employees received a special long-term incentive PRSU award (the "2021 LTIP PRSUs"). The 2021 LTIP PRSUs are generally eligible to be earned based on performance against pre-established performance metrics during our 2023, 2024 and 2025 fiscal years. One-third of the 2021 LTIP PRSUs are eligible to be earned and vest on each of January 1, 2024, January 1, 2025, and January 1, 2026 based on the achievement of performance goals during the one-year period immediately preceding the vesting date (each such one-year period, a "2021 LTIP PRSU Measurement Period"), subject to continued employment on each such vesting date. The number of PRSUs eligible to be earned in respect of each such 2021 LTIP PRSU Measurement Period will be equal to one-third of the target number of PRSUs multiplied by a percentage that corresponds to the level of achievement of our performance goals. The awards are variable in that the PRSUs earned could range from 0% to 300% of the target number of PRSUs granted contingent on the performance level attained.

(in millions, except share and per share data)

Activity of our RSUs and PRSUs is as follows:

	RSUs			PRSUs		
	Quantity		Weighted Average Grant Date Fair Value	Quantity		Weighted Average Grant Date Fair Value
Restricted at December 31, 2021	508,871	$	15.61	2,818,257	$	22.38
Granted	148,797		18.96	618,532		21.96
Vested	(275,656)		16.04	(466,059)		14.24
Forfeited	(30,067)		26.22	(410,179)		23.90
Outstanding at December 31, 2022	**351,945**	**$**	**15.78**	**2,560,551**	**$**	**23.52**

The weighted average grant date fair value of RSUs granted during 2022, 2021, and 2020 was $18.96, $24.98, and $8.08, respectively. The weighted average grant date fair value of PRSUs granted during 2022, 2021, and 2020 was $21.96, $22.65, and $8.09, respectively.

Director Stock Units — The Directors may elect to receive their quarterly retainer fees in the form of Class A common shares that are covered by an active shelf registration statement. The retainers are paid quarterly, in arrears in the form of cash or stock at the Director's election, and vest upon issuance. These shares are priced at the closing price of the last business day of the calendar quarter. Additionally, Directors are granted an annual award of RSUs of $0.1 million on the date of the annual shareholder meeting. The number of RSUs is determined by the closing price of Ranpak stock on that date. These RSUs vest at the earlier of the (i) anniversary of the grant date or (ii) the following annual shareholder meeting. The following table includes the number of shares granted and vested for Directors electing to receive retainer payments in shares:

Director Stock Units	Quantity		Weighted Average Grant Date Fair Value
Balance at December 31, 2021	28,364	$	24.69
Granted	93,652		10.21
Vested	(70,776)		14.92
Balance at December 31, 2022	**51,240**	**$**	**11.72**

The weighted average grant date fair value of Director Stock Units granted during 2022, 2021, and 2020 was $10.21, $23.00, and $7.55, respectively.

Unrecognized compensation cost and weighted average periods remaining for non-vested RSUs and PRSUs as of December 31, 2022 and 2021 are as follows:

	December 31, 2022		December 31, 2021	
Unrecognized compensation cost				
RSUs	$	1.9	$	4.8
PRSUs	$	33.3	$	51.9
Weighted average remaining period				
RSUs	0.7 years		1.3 years	
PRSUs	2.9 years		2.8 years	

Note 21 — Shareholders' Equity

Capital Stock — The Company is authorized to issue 426.0 million shares of capital stock, consisting of (i) 200.0 million shares of Class A common stock, par value $0.0001 per share, (ii) 25.0 million shares of Class B common stock, par value $0.0001 per share, and (iii) 200.0 million shares of Class C common stock, par value $0.0001 per share and (iv) 1.0 million shares of preferred stock, par value $0.0001 per share.

Common Shares — Each holder of Class A Common Stock ("Class A") is entitled to one vote for each Class A share held of record. Holders of shares of Class C Common Stock ("Class C") have no such voting rights and, as such, shall not have the right to receive notice of, attend at or vote on any matters on which stockholders generally are entitled to vote. Class C shares have a right of conversion that upon sale or other transfer convert to Class A shares. In April 2021, a shareholder exercised such right of conversion

(in millions, except share and per share data)

and converted 3.6 million Class C shares for 3.6 million Class A shares. As previously noted, we sold approximately 5.3 million shares of Class A common stock in the May 2021 Equity Offering for net proceeds of $103.4 million.

***Preferred Shares* —** Our charter authorizes 1.0 million shares of preferred stock and provides that shares of preferred stock may be issued from time to time in one or more series. The Directors are authorized to fix the voting rights, if any, designations, powers, preferences, the relative, participating, optional or other special rights and any qualifications, limitations and restrictions thereof, applicable to the shares of each series. The Directors are able, without stockholder approval, to issue preferred stock with voting and other rights that could adversely affect the voting power and other rights of the holders of the common stock and could have anti-takeover effects. As of December 31, 2022, we had no preferred stock outstanding.

***Share Repurchase Program* —** On July 26, 2022, the Directors authorized a general share repurchase program of our Class A common stock of up to $50.0 million, with a 36-month expiration. These Class A common stock repurchases may occur in transactions that may include, without limitation, tender offers, open market purchases, accelerated share repurchases, negotiated block purchases, and transactions effected through plans under Rule 10b5-1 of the Securities Exchange Act of 1934. The timing and actual amount of shares repurchased will depend on a variety of different factors and may be modified, suspended or terminated at any time at the discretion of the Directors. We did not repurchase any shares under the repurchase program during the year ended December 31, 2022.

Note 22 — Earnings (Loss) per Share

Basic earnings (loss) per share ("EPS") is computed by dividing net income (loss) available to common stockholders by the weighted-average number of shares of common stock outstanding during the period, excluding the effects of any potentially dilutive securities. Diluted EPS gives effect to the potential dilution, if any, that could occur if securities or other contracts to issue common stock were exercised or converted into common stock, using the more dilutive of the two-class method or if-converted method. Diluted EPS excludes potential shares of common stock if their effect is anti-dilutive. If there is a net loss in any period, basic and diluted EPS are computed in the same manner.

The two-class method determines net income (loss) per common share for each class of common stock and participating securities according to dividends declared or accumulated and participation rights in undistributed earnings. The two-class method requires income available to common shareholders for the period to be allocated between different classes of common stock and participating securities based upon their respective rights to receive dividends as if all income for the period had been distributed. We apply the two-class method for EPS when computing net income (loss) per Class A and Class C common shares.

As of December 31, 2022, we have not issued any instruments that were considered to be participating securities. Weighted average shares of Class A and Class C common stock have been combined in the denominator of basic and diluted earnings (loss) per share because they have equivalent economic rights. The following tables set forth the computation of our loss per share:

(in millions, except share and per share data)

	Year Ended December 31, 2022	2021	2020
Numerator:			
Net loss	$ (41.4)	$ (2.8)	$ (23.4)
Net loss attributable to common stockholders for basic and diluted EPS	$ (41.4)	$ (2.8)	$ (23.4)
Denominator:			
Basic weighted average common shares outstanding	81,877,334	78,542,734	72,434,802
Dilutive effect of assumed vesting of RSUs and PRSUs	-	-	-
Dilutive effect of Class A and Class C earnout shares	-	-	-
Diluted weighted average common shares outstanding	81,877,334	78,542,734	72,434,802
Loss per share attributable to common stockholders			
Basic	$ (0.51)	$ (0.04)	$ (0.32)
Diluted	$ (0.51)	$ (0.04)	$ (0.32)
Two-class method:			
Class A Common Stock			
Basic weighted average common shares outstanding	78,956,235	74,764,709	65,923,509
Dilutive effect of assumed vesting of RSUs and PRSUs	-	-	-
Dilutive effect of Class A earnout shares	-	-	-
Diluted weighted average common shares outstanding	78,956,235	74,764,709	65,923,509
Proportionate share of net loss	$ (39.9)	$ (2.7)	$ (21.3)
Class A – basic earnings (loss) per share	$ (0.51)	$ (0.04)	$ (0.32)
Class A – diluted earnings (loss) per share	$ (0.51)	$ (0.04)	$ (0.32)
Class C Common Stock			
Basic weighted average common shares outstanding	2,921,099	3,778,025	6,511,293
Dilutive effect of assumed vesting of RSUs and PRSUs	-	-	-
Dilutive effect of Class C earnout shares	-	-	-
Diluted weighted average common shares outstanding	2,921,099	3,778,025	6,511,293
Proportionate share of net loss	$ (1.5)	$ (0.1)	$ (2.1)
Class C – basic earnings (loss) per share	$ (0.51)	$ (0.03)	$ (0.32)
Class C – diluted earnings (loss) per share	$ (0.51)	$ (0.03)	$ (0.32)

The dilutive effect of 0.8 million, 1.1 million, and 0.7 million shares in 2022, 2021, and 2020, respectively, was omitted from the calculation of diluted weighted-average shares outstanding and diluted earnings per share because we were in a loss position. The following securities were not included in the computation of diluted shares outstanding because the effect would be anti-dilutive or because milestones were not yet achieved for awards contingent on the achievement of performance milestones:

	Year Ended December 31, 2022	2021	2020
RSUs and PRSUs	3,144,621	2,298,832	1,040,464
Total antidilutive securities	**3,144,621**	**2,298,832**	**1,040,464**

Note 23 — Transactions with Related Parties

Shared Services Agreement

On June 3, 2019, upon the closing of Ranpak's business combination with One Madison Corporation, Ranpak entered into a shared services agreement (the "Shared Services Agreement") with an entity controlled by our chief executive officer, One Madison Group LLC (the "Sponsor"), pursuant to which the Sponsor may provide, or cause to be provided, certain services to Ranpak. The Shared Services Agreement provides for a broad array of potential services, including administrative and "back office" or corporate-type services and requires Ranpak to indemnify the Sponsor in connection with the services provided by the Sponsor to Ranpak. Total fees under the agreement amounted to approximately $0.3 million and $0.4 million for 2022 and 2021, respectively.

Note 24 — Quarterly Financial Data (Unaudited)

We provide disclosure consistent with Regulation S-K, Item 302(a), which requires disclosure of quarterly financial data when there are one or more retrospective changes that pertain to our Consolidated Statements of Operations and Comprehensive Income (Loss). We have no material retrospective changes to our Consolidated Statements of Operations and Comprehensive Income (Loss) that would warrant such quarterly disclosure.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURES

None.

ITEM 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We maintain disclosure controls and procedures, as that term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the Exchange Act). Our management, including our chief executive officer ("CEO") and chief financial officer ("CFO"), does not expect that our disclosure controls and procedures or our internal control over financial reporting will prevent all errors and all fraud due to inherent limitations of internal controls. Because of such limitations, there is a risk that material misstatements will not be prevented or detected on a timely basis by internal control over financial reporting. However, these inherent limitations are known features of the financial reporting process. Therefore, it is possible to design into the process safeguards to reduce, though not eliminate, this risk.

Our management, under the supervision and with the participation of our CEO (our principal executive officer) and CFO (our principal financial officer), has evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2022. Based on that evaluation, our CEO and CFO have each concluded that such disclosure controls and procedures were not effective as of December 31, 2022, because of material weaknesses in internal control over financial reporting described below.

Notwithstanding such material weaknesses in our internal control over financial reporting, Company management, including our principal executive officer and principal financial officer, concluded that our consolidated financial statements in this Annual Report present fairly, in all material respects, our financial position, results of operations and cash flows for the periods presented, in conformity with U.S. generally accepted accounting principles.

Management's Annual Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f)) of the Exchange Act. Our internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Management, under the supervision and with the participation of our CEO and CFO, and under the oversight of the Audit Committee, assessed the Company's internal control over financial reporting as of December 31, 2022, based on criteria specified in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on our assessment, management, including our CEO and CFO, concluded that, as of December 31, 2022, our internal control over financial reporting was not effective because of the material weaknesses described below.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented or detected on a timely basis. Management identified the following material weaknesses in internal control over financial reporting as of December 31, 2022.

- The Company had ineffective general information technology controls (GITCs) that support the consistent operation of the Company's information technology (IT) systems, including its enterprise resource planning system which was implemented in January 2022. Therefore, automated process-level controls and manual controls dependent upon the accuracy and completeness of information derived from those IT systems were also ineffective because they could have been adversely impacted; and

- The Company did not effectively design, implement, or operate process-level control activities related to its financial reporting processes.

Management concluded that these material weaknesses were primarily due to an ineffective control environment that resulted in ineffective risk assessment, information and communications and monitoring activities. Specifically:

- The Company did not have a sufficient number of trained resources with expertise in and responsibility and accountability for the design, implementation, operation and documentation of internal control over financial reporting and IT systems.

- The Company did not have an effective risk assessment process related to internal control over financial reporting that defined clear financial reporting objectives and evaluated risks, including risks resulting from changes in the external environment and business operations, at a sufficient level of detail to identify all relevant risks of material misstatement to the consolidated financial statements.

- The Company did not have an effective information and communication process that identified and assessed the source of and controls necessary to ensure the reliability of information used in financial reporting and that communicates relevant information about roles and responsibilities for internal control over financial reporting.

- The Company did not have effective monitoring activities to assess the operation of internal control over financial reporting, including the continued appropriateness of control design and level of documentation maintained to support control effectiveness.

As a result of the material weaknesses identified above, management identified certain errors in the Company's consolidated financial statements as of and for the year ended December 31, 2022, which were corrected prior to the issuance of this Annual Report on Form 10-K.

The Company's independent registered public accounting firm, KPMG LLP ("KPMG"), who audited the consolidated financial statements included in this Annual Report on Form 10-K, has issued an adverse opinion on the effectiveness of the Company's internal control over financial reporting. KPMG's report appears beginning on page 83 of this Annual Report on Form 10-K.

Remediation Plans

In response to the material weaknesses, management, with oversight of the Audit Committee of the Board of Directors, has begun to implement steps to immediately remediate the material weaknesses. Our internal control remediation efforts include the following:

- Further developing the detailed remediation plan addressing the operation of process-level control activities, GITCs and staffing needs with appropriate executive sponsorship and with the assistance of third-party specialists, when necessary, to specifically address the material weaknesses related to the operating control environment and GITCs.

- Enhancing policies and procedures to improve our overall control environment and monitoring controls around timely evaluation and communication of internal control deficiencies to those parties responsible for taking corrective action, including senior management and the board of directors, as appropriate.

- Design and implement a continuous risk assessment process to identify and assess risks of material misstatement and ensure that the impacted financial reporting processes and related internal controls are properly designed and in place to respond to those risks in our financial reporting.

- Continuing to recruit key positions within our technology, accounting, business operations and other support functions with appropriate qualified experience and ERP knowledge to enhance our risk assessment processes and internal control capabilities, allow for appropriate segregation of duties and change management, and provide appropriate oversight and reviews.

- Providing additional training and education programs for personnel responsible for the performance of key business processes throughout the Company to facilitate their understanding of the risks being addressed by the controls they are performing as well as educate them in the documentation requirements of the internal control framework.

- Enhancing user access provisioning and monitoring controls to enforce appropriate system access and segregation of duties as well as controls supporting change management.

We are committed to ensuring that our internal controls over financial reporting are designed and operating effectively. Management believes the efforts taken to date and the planned remediation will improve the effectiveness of our internal control over financial reporting. Although we intend to complete the remediation process as promptly as possible, we cannot at this time estimate how long it will take to remediate these material weaknesses. In addition, we may discover additional material weaknesses that require additional time and resources to remediate, and we may decide to take additional measures to address the material weaknesses or modify the remediation steps described above. Until these weaknesses are remediated, we plan to continue to perform additional analyses and other procedures to ensure that our consolidated financial statements are prepared in accordance with U.S. GAAP.

Changes in Internal Control over Financial Reporting

The Company is in the process of implementing certain changes in its internal controls to remediate the material weaknesses described above. The implementation of the material aspects of this plan has begun in the first quarter of 2023. Except for the identification of the material weaknesses described above, there has been no change in the Company's internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the quarter ended December 31, 2022, that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of
Ranpak Holdings Corp.:

Opinion on Internal Control over Financial Reporting

We have audited Ranpak Holdings Corp. and subsidiaries' (the Company) internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, because of the effect of the material weaknesses, described below, on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheet of the Company as of December 31, 2022,the related consolidated statements of operations and comprehensive income (loss), changes in shareholders' equity, and cash flows for the year ended December 31, 2022, and the related notes and financial statement schedule II (collectively, the consolidated financial statements), and our report dated March 31, 2023 expressed an unqualified opinion on those consolidated financial statements.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses discussed below have been identified and included in management's assessment.

- The Company had ineffective general information technology controls (GITCs) that support the consistent operation of all of its information technology (IT) systems, including its enterprise resource planning system which was implemented in January 2022. Therefore, automated process-level controls and manual controls dependent upon the accuracy and completeness of information derived from those IT systems were also ineffective because they could have been adversely impacted; and

- The Company did not effectively design, implement or operate process-level control activities related to its financial reporting processes.

These material weaknesses were primarily due to an ineffective control environment that resulted in ineffective risk assessment, information and communications and monitoring activities. Specifically:

- The Company did not have a sufficient number of trained resources with expertise in and responsibility and accountability for the design, implementation, operation and documentation of internal control over financial reporting and IT systems.

- The Company did not have an effective risk assessment process related to internal control over financial reporting that defined clear financial reporting objectives and evaluated risks, including risks resulting from changes in the external environment and business operations, at a sufficient level of detail to identify all relevant risks of material misstatement to the consolidated financial statements.

- The Company did not have an effective information and communication process that identified and assessed the source of and controls necessary to ensure the reliability of information used in financial reporting and that communicates relevant information about roles and responsibilities for internal control over financial reporting.

- The Company did not have effective monitoring activities to assess the operation of internal control over financial reporting, including the continued appropriateness of control design and level of documentation maintained to support control effectiveness.

The material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2022 consolidated financial statements, and this report does not affect our report on those consolidated financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with

respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

Cleveland, Ohio
March 31, 2023

ITEM 9B. OTHER INFORMATION

None.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS, AND CORPORATE GOVERNANCE

The information required by this item is set forth under the headings "Corporate Governance," "Directors," "Executive Officers," "Security Ownership of Certain Beneficial Owners and Management," and "Delinquent Section 16(a) Reports," in the Company's definitive proxy statement for its 2023 Annual Meeting of Shareholders (the "Proxy Statement") to be filed with the SEC pursuant to Regulation 14A within 120 days after the end of the fiscal year covered by this Report and is incorporated herein by reference.

ITEM 11. EXECUTVE COMPENSATION

The information required by this item is set forth under the headings "Corporate Governance" and "Executive Compensation" in the Proxy Statement and is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this item is set forth under the headings "Certain Relationships and Related Person Transactions" and "Security Ownership of Certain Beneficial Owners and Management" in the Proxy Statement and is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS AND DIRECTOR INDEPENDENCE

The information required by this item is set forth under the headings "Corporate Governance" and "Certain Relationships and Related Person Transactions" in the Proxy Statement and is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required by this item is set forth under the proposal "Ratification of Selection of Independent Registered Public Accounting Firm" in the Proxy Statement and is incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

The following documents are filed as part of this Report:

1) Consolidated Financial Statements – See "*Index to Consolidated Financial Statements*" at "*Item 8. Consolidated Financial Statements and Supplementary Data*" herein.

2) Schedule II – Valuation and Qualifying Accounts and Reserves for 2022, 2021, and 2020, included below.

3) Exhibits – The exhibits listed in the accompanying index to exhibits are filed or incorporated by reference as part of this Report.

Ranpak Holdings Corp.
Schedule II – Valuation and Qualifying Accounts and Reserves
Years Ended December 31, 2022, 2021, 2020
(in millions)

	Beginning Balance		Charged to Cost and Expenses		Deductions		Ending Balance
Allowance for Doubtful Accounts:							
Year ended December 31, 2022	$	1.0	$	0.4	$	(0.7)	$ 0.7
Year ended December 31, 2021		0.5		0.8		(0.3)	1.0
Year ended December 31, 2020	$	0.2	$	0.3	$	-	$ 0.5
Inventory Obsolescence Reserve:							
Year ended December 31, 2022	$	0.3	$	-	$	-	$ 0.3
Year ended December 31, 2021		1.0		0.5		(1.2)	0.3
Year ended December 31, 2020	$	0.3	$	0.8	$	(0.1)	$ 1.0
Valuation Allowance for Net Deferred Tax Assets:							
Year ended December 31, 2022	$	0.9	$	0.8	$	(0.6)	$ 1.1
Year ended December 31, 2021		1.1		-		(0.2)	0.9
Year ended December 31, 2020	$	1.3	$	0.2	$	(0.4)	$ 1.1

ITEM 16. FORM 10-K SUMMARY

None.

The following is a list of all exhibits filed as part of this Report, including those incorporated herein by reference.

Exhibit No.	Description
3.1	Certificate of Incorporation of the Company (incorporated by reference to the corresponding exhibit to the Company's Current Report on Form 8-K (File No. 001-38348), filed with the SEC on June 6, 2019)
3.2	Bylaws of the Company (incorporated by reference to the corresponding exhibit to the Company's Current Report on Form 8-K (File No. 001-38348), filed with the SEC on June 6, 2019)
4.1	Specimen Common Stock Certificate (incorporated by reference to the corresponding exhibit to the Company's Registration Statement on Form S-3, as amended (File No. 333-232105), filed with the SEC on July 26, 2019
4.2*	Description of the Registrant's Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934
10.1	Second Amendment, dated May 13, 2019, to the Securities Subscription Agreement, dated July 18, 2017, as amended on December 1, 2017, by and between One Madison Corporation and One Madison Group, LLC (incorporated by reference to Exhibit 10.1 of the Company's Form 8-K (No. 0001-38348), filed with the SEC on May 15, 2019)
10.2	Consent of Holders of Class B Shares, dated May 13, 2019, among certain holders of Class B Shares (incorporated by reference to Exhibit 10.3 of the Company's Form 8-K (No. 0001-38348), filed with the SEC on May 15, 2019)
10.3	First Lien Credit Agreement, dated as of June 3, 2019, by and among Ranger Pledgor LLC, the financial institutions party thereto, and Goldman Sachs Lending Partners LLC, as administrative agent (incorporated by reference to Exhibit 10.1 of the Company's Form 8-K (No. 0001-38348), filed with the SEC on June 6, 2019)
10.4	Offer Letter Agreement, dated June 3, 2019, by and between Ranpak Holdings Corp. and Omar Asali (incorporated by reference to Exhibit 10.2 of the Company's Form 8-K (No. 0001-38348), filed with the SEC on June 6, 2019)
10.5	Offer Letter Agreement, dated June 3, 2019, by and between Ranpak Holdings Corp. and Michael A. Jones (incorporated by reference to Exhibit 10.3 of the Company's Form 8-K (No. 0001-38348), filed with the SEC on June 6, 2019)
10.6	Form of Performance Restricted Stock Unit Award Agreement for named executive officers (incorporated by reference to Exhibit 10.4 of the Company's Form 8-K (No. 0001-38348), filed with the SEC on June 6, 2019)
10.7	Form of Director Restricted Stock Unit Award Agreement (incorporated by reference to Exhibit 10.5 of the Company's Form 8-K (No. 0001-38348), filed with the SEC on June 6, 2019)
10.8	Ranpak Holdings Corp. 2019 Omnibus Incentive Plan (incorporated by reference to Exhibit 99.1 of the Company's Form S-8 (No. 333-233154), filed with the SEC on August 8, 2019)
10.9	Amendment No. 1 to the First Lien Credit Agreement, dated February 14, 2020 among Ranger Packaging LLC, Ranpak B.V., Ranger Pledgor LLC and Goldman Sachs Lending Partners LLC (incorporated by reference to Exhibit 10.1 of the Company's Form 8-K (No. 0001-38348), filed with the SEC on February 19, 2020)
10.10	Severance and Non-Competition Agreement, dated November 1, 2015, by and between Ranpak Corp. and Antonio Grassotti (incorporated by reference to the corresponding exhibit to the Company's Annual Report on Form 10-K (File No. 001-38348), filed with the SEC on March 17, 2020)
10.11	Offer Letter Agreement, dated May 26, 2009, by and between Ranpak B.V. and Eric J.M. Laurensse (incorporated by reference to the corresponding exhibit to the Company's Annual Report on Form 10-K (File No. 001-38348), filed with the SEC on March 17, 2020)
10.12	Form of Alternate Time-Vesting Restricted Stock Unit Agreement (incorporated by reference to the corresponding exhibit to the Company's Annual Report on Form 10-K (File No. 001-38348), filed with the SEC on March 17, 2020)
10.13	Borrower Assumption Agreement, dated July 1, 2020, among Ranger Packaging LLC, Ranpak Corp., Ranger Pledgor LLC and Subsidiary Guarantors party thereto (incorporated by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q (No. 0001-38348), filed with the SEC on July 30, 2020)
10.14	Amended and Restated Ranpak Holdings Corp. 2019 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K (No. 0001-38348), filed with the SEC on May 26, 2021)

10.15	Form of Long-Term Performance Restricted Stock Unit Award Agreement (incorporated by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K (No. 0001-38348), filed with the SEC on May 26, 2021)
10.16	Permitted Exit Payment Amendment, dated July 28, 2021, which amends that certain First Lien Credit Agreement, dated June 3, 2019, among Ranpak Corp., Ranpak B.V., Ranger Pledgor LLC, the lenders and issuing banks from time to time party thereto and Goldman Sachs Lending Partners LLC, as administrative agent (incorporated by reference to Exhibit 10.3 of the Company's Quarterly Report on Form 10-Q (No. 0001-38348), filed with the SEC on July 29, 2021)
10.17	Separation and Release of Claims Agreement by and between the Company and Michael A. Jones dated November 28, 2022 (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K (No. 0001-38348), filed with the SEC on November 29, 2022)
16.1	Letter to the Securities and Exchange Commission of Deloitte & Touche LLP, dated June 3, 2022 (incorporated by reference to Exhibit 16.1 of the Company's Current Report on Form 8-K (No. 0001-38348), filed with the SEC on June 3, 2022)
21.1*	List of Subsidiaries of Ranpak Holdings Corp.
23.1*	Consent of Independent Registered Public Accounting Firm – KPMG LLP
23.2*	Consent of Independent Registered Public Accounting Firm – Deloitte & Touche LLP
24.1*	Power of Attorney (included on Signatures page)
31.1*	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2*	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32*	Certificate of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. § 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101.INS	Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document*
101.SCH	Inline XBRL Taxonomy Extension Schema Document*
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document*
101.DEF	Inline XBRL Taxonomy Extension Calculation Linkbase Document*
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document*
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document*
104*	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

* Filed herewith

<p style="text-align:center">SIGNATURES</p>

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

<p style="text-align:center">Ranpak Holdings Corp.</p>

Date: March 31, 2023   By: /s/ William Drew

          William Drew
          Senior Vice President and Chief Financial Officer

<p style="text-align:center">POWER OF ATTORNEY</p>

Each person whose signature appears below hereby appoints Omar M. Asali and William Drew, and each of them individually, to act severally as his or her attorneys-in-fact and agent, with full power and authority, including the power of substitution and resubstitution, to sign and file on his or her behalf and in each capacity stated below, all amendments and/or supplements to this Report, which amendments or supplements may make changes and additions to this Report as such attorneys-in-fact, or any of them, may deem necessary or appropriate.

Pursuant to requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Name	Title	Date
/s/ Omar M. Asali Omar M. Asali	Chairman and Chief Executive Officer (principal executive officer)	March 31, 2023
/s/ William Drew William Drew	Senior Vice President and Chief Financial Officer (principal financial and accounting officer)	March 31, 2023
/s/ Thomas F. Corley Thomas F. Corley	Director	March 31, 2023
/s/ Pamela El Pamela El	Director	March 31, 2023
/s/ Michael Gliedman Michael Gliedman	Director	March 31, 2023
/s/ Michael A. Jones Michael A. Jones	Director	March 31, 2023
/s/ Robert C. King Robert C. King	Director	March 31, 2023
/s/ Salil Seshadri Salil Seshadri	Director	March 31, 2023
/s/ Alicia Tranen Alicia Tranen	Director	March 31, 2023
/s/ Kurt Zumwalt Kurt Zumwalt	Director	March 31, 2023

Exhibit 4.2

DESCRIPTION OF THE REGISTRANT'S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

The following description sets forth certain material terms and provisions of the securities of Ranpak Holdings Corp. (the "Company," "we," "us," and "our") that are registered under Section 12 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which securities include the Class A common stock. The following summary of terms of the common stock of the Company is not meant to be complete and is qualified by reference to the relevant provisions of the General Corporation Law of the State of Delaware (the "DGCL"), the Company's certificate of incorporation ("charter") and bylaws ("bylaws"). Copies of the charter and bylaws are incorporated by reference as Exhibits 3.1 and 3.2, respectively, to the Annual Report on Form 10-K of which this Exhibit 4.5 is a part.

Our charter authorizes the issuance of 426,000,000 shares of capital stock, consisting of (i) 200,000,000 shares of Class A common stock, par value $0.0001 per share (the "Class A common stock"), (ii) 25,000,000 shares of Class B common stock, par value $0.0001 per share and (iii) 200,000,000 shares of Class C common stock, par value $0.0001 per share. Each holder of Class A common stock and Class B common stock, as such, shall be entitled to one vote for each share of Class A common stock and Class B common stock held of record by such holder on all matters on which stockholders generally are entitled to vote; provided, however, that, except as otherwise required by law, holders of Class A common stock and Class B common stock, as such, shall not be entitled to vote on any amendment to the charter (including any certificate of designations relating to any class or series of preferred stock) that relates solely to the terms of one or more outstanding classes or series of preferred stock if the holders of such affected class or series are entitled, either separately or together with the holders of one or more other such classes or series, to vote thereon pursuant to the charter (including any certificate of designations relating to any class or series of preferred stock) or pursuant to the DGCL.

Notwithstanding any other provision in the charter, the holders of the outstanding shares of each class of common stock shall be entitled to vote separately upon any amendment to the charter (including by merger, consolidation, reorganization or similar event) that would alter or change the powers, preferences or special rights of such class of common stock in a manner that is disproportionately adverse as compared to the other classes of common stock.

Shares of Class C common stock have identical terms as shares of Class A common stock, except Class C common stock does not grant its holders any voting rights.

Class C Conversion

Each share of issued Class C common stock shall be converted to one share of Class A common stock, subject to any necessary adjustments for any share splits, capitalizations, consolidations or similar transactions occurring in respect of the Class A common stock or the Class C common stock: (1) on the 65th calendar day (or such other period as the Company and the registered holder may otherwise agree) following receipt by the Company of notice in writing from the registered holder to convert such share of Class C common stock; or (2) automatically upon the transfer by the registered holder of such share of Class C common stock, whether or not for value, to a third party, except for transfer to a nominee or "affiliate" (as such term is defined in Rule 12b-2 under the Exchange Act) of such holder in a transfer that will not result in a change of "beneficial ownership" (as determined under Rule 13d-3 under the Exchange Act) or to a person that already holds shares of Class A common stock.

The Company shall at all times reserve and keep available, free from preemptive rights, such number of its

authorized but unissued shares of Class A common stock as may be required to effect conversions of the Class C common stock.

Dividends

Subject to the rights, if any, of the holders of any outstanding series of the preferred stock, holders of common stock will be entitled to receive such dividends and other distributions, if any, as may be declared from time to time by the board of directors in its discretion out of funds legally available therefor and shall share equally on a per share basis in such dividends and distributions.

Liquidation, Dissolution and Winding-Up

In the event of the voluntary or involuntary liquidation, dissolution, distribution of assets or winding-up of the Company, the holders of common stock will be entitled to receive an equal amount per share of all of the Company's assets of whatever kind available for distribution to stockholders, subject to the rights, if any, of the holders of any outstanding series of the preferred stock.

Preemptive or Other Rights

The Company's stockholders have no preemptive or other subscription rights and there are no sinking fund or redemption provisions applicable to the common stock.

Election of Directors

There is no cumulative voting with respect to the election of directors. The charter establishes a classified board of directors that is divided into three classes with staggered three-year terms, Class I, Class II and Class III. Only the directors in one class are subject to election by a plurality of votes cast at each annual meeting of the Company's stockholders, with the directors in the other classes continuing for the remainder of their respective three-year terms.

Dividends

We have not paid any cash dividends on our common stock to date. The payment of cash dividends in the future will be dependent upon our revenues and earnings, if any, capital requirements and general financial condition. The payment of any cash dividends is within the discretion of our board of directors at such time. In addition, our board of directors is not currently contemplating and does not anticipate declaring any stock dividends in the foreseeable future. Further, our ability to declare dividends will also be limited by restrictive covenants pursuant to the debt financing.

Registration Rights

Currently, One Madison Group LLC, a Delaware limited liability company, certain of our directors and officers, BSOF Master Fund L.P. and BSOF Master Fund II L.P. (the "BSOF Entities") and the equity financing investors have registration rights for certain of their respective securities of the Company pursuant to the registration rights agreement, the strategic partnership agreement and the equity financing agreements, as applicable. The holders of such securities will have "piggy-back" registration rights to include their securities in other registration statements filed by us.

Exhibit 21.1

Ranpak Holdings Corp.
List of Subsidiaries
December 31, 2022

<u>Name of Subsidiary</u>	<u>Jurisdiction of Organization</u>
Ranger Intermediate LLC	Delaware
Ranger Pledgor LLC	Delaware
Ranpak Corp.	Ohio
Ranpak Investments, Inc.	Delaware
Kapnar Holdings B.V.	Netherlands
Ranpak B.V.	Netherlands
Ranpak CZ B.V.	Netherlands
Ranpak KK	Japan
Ranpak Pte. Ltd.	Singapore
Ranpak Sdn. Bhd.	Malaysia
Ranpak s.r.o.	Czech Republic
Ranpak Packaging Technology (Qingdao) Co. Ltd.	China
Ranpak B.V. France	France
Ranpak GmbH	Germany
Ranpak Brasil Productos e Serviços de Embalagem Ltda.	Brazil

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the registration statements (Nos. 333-233154 and 333-256492) on Form S-8 and (Nos. 333-249439 and 333-232105) on Form S-3 of our reports dated March 31, 2023, with respect to the consolidated financial statements of Ranpak Holdings Corp. and the effectiveness of internal control over financial reporting.

/s/ KPMG LLP

Cleveland, Ohio
March 31, 2023

Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in Registration Statement No. 333-232105 on Form S-3, Registration Statement No. 333-249439 on Form S-3, Registration Statement No. 333-233154 on Form S-8 and Registration Statement No. 333-256492 on Form S-8 of our report dated February 28, 2022 relating to the financial statements of Ranpak Holdings Corp. appearing in this Annual Report on Form 10-K for the year ended December 31, 2022.

/s/ Deloitte & Touche LLP
Cleveland, Ohio
March 31, 2023

Exhibit 31.1

CERTIFICATION BY CHIEF EXECUTIVE OFFICER
PURSUANT TO SECURITIES EXCHANGE ACT RULE 13A-14(a),
AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES OXLEY ACT OF 2002

I, Omar M. Asali, certify that:

1. I have reviewed this annual report on Form 10-K of Ranpak Holdings Corp. (the "company");

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4. The company's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company and have:

    a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c. Evaluated the effectiveness of the company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d. Disclosed in this report any change in the company's internal control over financial reporting that occurred during the company's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting; and

5. The company's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company's auditors and the audit committee of the company's board of directors (or persons performing the equivalent functions):

    a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company's ability to record, process, summarize and report financial information; and

    b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 31, 2023

By: /s/ Omar M. Asali
      Omar M. Asali
      Chairman and Chief Executive Officer

Exhibit 31.2

CERTIFICATION BY CHIEF FINANCIAL OFFICER
PURSUANT TO SECURITIES EXCHANGE ACT RULE 13A-14(a),
AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES OXLEY ACT OF 2002

I, William Drew, certify that:

1. I have reviewed this annual report on Form 10-K of Ranpak Holdings Corp. (the "company");

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4. The company's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company and have:

    a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c. Evaluated the effectiveness of the company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d. Disclosed in this report any change in the company's internal control over financial reporting that occurred during the company's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting; and

5. The company's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company's auditors and the audit committee of the company's board of directors (or persons performing the equivalent functions):

    a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company's ability to record, process, summarize and report financial information; and

    b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 31, 2023

By: /s/ William Drew
        William Drew
        Senior Vice President and Chief Financial Officer

Exhibit 32

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO SECTION 906 OF
THE SARBANES-OXLEY ACT OF 2002

The certification set forth below is being submitted in connection with Ranpak Holdings Corp.'s Annual Report on Form 10-K for the year ended December 31, 2022 (the "Report") for the purpose of complying with Rule 13a-14(b) or Rule 15d-14(b) of the Securities Exchange Act of 1934 (the "Exchange Act") and Section 1350 of Chapter 63 of Title 18 of the United States Code.

Omar M. Asali, the Chairman and Chief Executive Officer and William Drew, the Senior Vice President and Chief Financial Officer of Ranpak Holdings Corp. (the "Company"), each certifies that, to the best of such officer's knowledge, that:

1. the Report fully complies with the requirements of Section 13(a) or 15(d) of the Exchange Act; and

2. the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: March 31, 2023

By: /s/ Omar M. Asali
      Omar M. Asali
      Chairman and Chief Executive Officer

By: /s/ William Drew
      William Drew
      Senior Vice President and Chief Financial Officer